     As filed with the Securities and Exchange Commission on June 20, 2000

                                                       Registration No. 333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                --------------
                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                                --------------
                               IWO HOLDINGS, INC.
             (Exact name of registrant as specified in its charter)

        Delaware                     4812                    14-1818487
     (State or other           (Primary Standard          (I.R.S. Employer
     jurisdiction of              Industrial           Identification Number)
    incorporation or          Classification Code
      organization)                 Number)
                                --------------
                            319 Great Oaks Boulevard
                             Albany, New York 12203
                                 (518) 862-6001
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                                --------------
                                Solon L. Kandel
                     President and Chief Executive Officer
                               IWO Holdings, Inc.
                            319 Great Oaks Boulevard
                             Albany, New York 12203
                                 (518) 862-6001
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                                --------------
                                   Copies to:
        E. Michael Greaney, Esq.                  Gregg A. Noel, Esq.
      Gibson, Dunn & Crutcher LLP         Skadden, Arps, Slate, Meagher & Flom
            200 Park Avenue                               LLP
        New York, New York 10166                 300 South Grand Avenue
             (212) 351-4000                  Los Angeles, California 90071
          (212) 351-4035 (fax)                       (213) 687-5000
                                --------------    (213) 687-5600 (fax)
     Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]
     If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [_]
                                --------------
                        Calculation of Registration Fee

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
   Title Of Each Class Of           Proposed Maximum            Amount Of
 Securities To Be Registered  Aggregate Offering Price (1) Registration Fee (2)
-------------------------------------------------------------------------------
Common Stock, $0.01 par
   value.....................         $172,500,000               $45,540
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457 under the Securities Act.
(2) Calculated pursuant to Rule 457(a) based on an estimate of the proposed maximum aggregate offering price.
                                --------------
     The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+We will amend and complete the information in this prospectus. Although we + +are permitted by U.S. federal securities law to offer these securities using + +this prospectus, we may not sell them or accept your offer to buy them until + +the documentation filed with the SEC relating to these securities has been + +declared effective by the SEC. This prospectus is not an offer to sell these + +securities or our solicitation of your offer to buy these securities in any +
+jurisdiction where that would not be permitted or legal.                      +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                  SUBJECT TO COMPLETION -- DATED JUNE  , 2000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Prospectus
      , 2000

                       [LOGO OF INDEPENDENT WIRELESS ONE]

                               IWO Holdings, Inc.

                               Shares of Common Stock

--------------------------------------------------------------------------------

    IWO Holdings, Inc.:                             The Offering:


    . We provide wireless                           . We are offering
      personal                                        shares of our
      communications                                  common stock.
      services in our
      territory in the                              . We have granted the
      northeastern                                    underwriters an
      United States.                                  option to purchase
                                                      a maximum of
    . IWO Holdings, Inc.                              additional shares
      319 Great Oaks                                  of common stock to
      Boulevard                                       cover over-allotments.
      Albany, New York
      12203                                         . This is our initial
      (518) 862-6001                                  public offering. We
                                                      anticipate the
    Proposed Symbol &                                 initial public
    Market:                                           offering price will
                                                      between $    and
    . IONE/Nasdaq National                            $    per share.
      Market

                                                    . Closing:     , 2000.

               ---------------------------------------------------------

                                                         Per Share Total
               ---------------------------------------------------------
               Public offering price (estimated):    $       $
               Underwriting fees:
               Proceeds to IWO Holdings, Inc.:
               ---------------------------------------------------------

     This investment involves risk. See "Risk Factors" beginning on page 9.

--------------------------------------------------------------------------------
Neither the SEC nor any state securities commission has determined whether this prospectus is truthful or complete. Nor have they made, nor will they make, any determination as to whether anyone should buy these securities. Any representation to the contrary is a criminal offense.
--------------------------------------------------------------------------------

Donaldson, Lufkin & Jenrette                                          Chase H&Q
             Deutsche Banc Alex. Brown
                        First Union Securities, Inc.
                                       UBS Warburg LLC
                                                                  DLJdirect Inc.

- Pictures of Sprint PCS Handsets

- Map of Our Network Coverage Area and Inset Map of United States

- Customers Using Sprint PCS Phone

                               TABLE OF CONTENTS

Prospectus Summary.................   3
Risk Factors.......................   9
Forward-Looking Statements.........  24
Use of Proceeds....................  25
Dividend Policy....................  26
Capitalization.....................  27
Dilution...........................  28
Unaudited Pro Forma Condensed
   Consolidated Statement of
   Operations......................  29
Selected Historical Consolidated
   Financial Data..................  31
Management's Discussion and
   Analysis of Financial Condition
   and Results of Operations.......  34
Business...........................  43
Our Agreements with Sprint PCS.....  64

Management........................  75
Certain Transactions..............  85
Regulation of the Wireless
   Telecommunications Industry....  87
Principal Stockholders............  93
Description of Certain
   Indebtedness...................  95
Description of Capital Stock......  98
Shares Eligible for Future Sale... 104
Underwriting...................... 106
Legal Matters..................... 109
Experts........................... 109
Where You Can Find Additional
   Information.................... 110
Index to Consolidated Financial
   Statements..................... F-1

                               PROSPECTUS SUMMARY

     This summary highlights information that we believe is especially important concerning our business and this offering of common stock. It does not contain all of the information that may be important to your investment decision. You should read the entire prospectus, including "Risk Factors" and the accompanying financial statements and related notes, before deciding to invest in our common stock.

                                  IWO Holdings

Overview

     We provide digital wireless personal communications services, commonly referred to as PCS, and related products to customers located in a region in the northeastern United States comprising approximately 6.2 million residents. We are an affiliate of Sprint PCS, the PCS group of Sprint Corporation. Sprint PCS operates the only 100% digital personal communications services network in the United States with licenses to provide nationwide service utilizing a single frequency band and a single technology. We have the exclusive right to use all 30 megahertz of Sprint PCS-owned spectrum in our territory for all wireless services, including wireless local loop services, and the exclusive right to market and provide wireless personal communications services under the Sprint and Sprint PCS brand names in our territory.

     Our territory is located in 20 contiguous markets across upstate New York, New Hampshire (other than the Nashua market), Vermont, and portions of Massachusetts and Pennsylvania. Our territory includes the cities of Albany and Syracuse, New York and Manchester, New Hampshire.

     We believe that our territory represents an opportunity for us to achieve attractive penetration rates and revenues per subscriber. Although we believe that our territory is relatively underserved by competing wireless service providers, the wireless penetration rates in our territory are higher than the national average. In addition, our territory is surrounded by well-developed Sprint PCS markets containing approximately 36.6 million residents and contains over 3,800 miles of highways connecting major metropolitan centers and numerous year-round tourist destinations. We believe the regional nature of the northeast economy results in a relatively mobile population which contributes to increased demand for wireless services.

     We have added over 11,000 net new subscribers since the beginning of the year and as of May 31, 2000 provided service to approximately 56,000 subscribers. In March 2000, we purchased a network from Sprint PCS that covers approximately 1.8 million residents or 30% of the residents in our territory. We expect to cover approximately 2.4 million residents or 39% of the residents in our territory by the end of 2000, approximately 4.1 million residents or 67% of the residents in our territory by the end of 2001 and approximately 4.3 million residents or 70% of the residents in our territory by the end of 2002.

     Together with the proceeds of this offering, the equity investment made and arranged by Investcorp and borrowings under our bank credit facilities, we believe we have adequate capital resources in place to fund our business plan, including the planned development of our network. After giving effect to our acquisition of the Albany, Syracuse and Manchester markets from Sprint PCS, pro forma 1999 revenues were $23.4 million and pro forma 1999 operating losses were $54.0 million. We began operations on January 5, 2000 and, accordingly, we have very limited operations, very limited revenues, significant losses, substantial future capital requirements and an expectation of continued significant losses.

Our Competitive Strengths

     We believe that our competitive strengths include the following:

   . benefits from our Sprint PCS affiliation, including exclusive use of the Sprint and Sprint PCS brand names in our territory and back office support services;

   .  attractive and contiguous markets;

   . existing network infrastructure and a subscriber base of approximately 56,000;

   . access to all 30 megahertz of Sprint PCS-owned spectrum in every one of our markets; and

   . with this offering, a fully-financed business plan through 2003, during which year we expect to achieve positive cash flow.

Our Business Strategy

     We intend to:

   .  capitalize on our Sprint PCS affiliation;

   .  build a high quality personal communications services network;

   . execute an integrated marketing strategy, including marketing and build-out opportunities with local independent telephone companies that operate in our territory;

   .  develop an efficient operating structure; and

   .  pursue selective acquisitions.

                                  The Offering

Common stock offered........      shares

Common stock outstanding
     after this offering....
                                  shares

Use of proceeds.............  We will use the net proceeds from this sale of our common stock to fund the following:

                              . capital expenditures, including the build-out of our personal communications services network;

                              .  operating losses;

                              .  working capital requirements; and

                              .  general corporate purposes.

                              See "Use of Proceeds" for more detailed
                              information.

Proposed Nasdaq National
     Market symbol..........
                              "IONE"

     Unless otherwise indicated, all references to shares of common stock in this prospectus:

   .  exclude    shares reserved for issuance under our Management Stock
      Incentive Plan, including outstanding options to purchase approximately 63,269 shares at an exercise price of $172.34 per share.

   . exclude outstanding options to purchase approximately 65,118 shares at a weighted average exercise price of $132.43 per share.

   . exclude 40,000 shares issuable upon exercise of outstanding warrants at an exercise price of $172.34 per share.

   . assume that the underwriters do not exercise their over-allotment option.

   . give effect to the conversion of all of our outstanding shares of capital stock into shares of common stock upon the closing of this offering.

                             Summary Financial Data

IWO Holdings, Inc.

     The summary consolidated financial data presented below for the period from our inception on August 22, 1997 through December 31, 1997 and for the years ended December 31, 1998 and 1999 and the balance sheet data as of December 31, 1997, 1998 and 1999 are derived from our audited consolidated financial statements. The summary financial data presented below for the three months ended March 31, 1999 and 2000 and as of March 31, 2000 are derived from our unaudited consolidated financial statements, which have been prepared on the same basis as our audited consolidated financial statements and, in our opinion, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair presentation of the financial position and results of operations for these periods. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results for the full year. The data set forth below should be read in conjunction with our consolidated financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                Three Months
                                                 Year Ended         Ended
                                Period from     December 31,      March 31,
                             Inception Through ---------------  --------------
                             December 31, 1997 1998     1999    1999    2000
                             ----------------- -----  --------  -----  -------
                                             (In thousands)
STATEMENT OF OPERATIONS
   DATA:
Net revenues...............        $--         $ --   $    --   $ --   $10,011
Operating expenses:
  Costs of services and
     equipment.............         --           --        --     --     9,466
  General and
     administrative........         --            51     3,417     93    3,931
  Selling and marketing....           6            8        41    --     3,291
  Depreciation and
     amortization..........         --           --        --     --     1,146
  Financial advisory fees..         --           --      9,250    --       --
  Stock-based
     compensation..........         --           --      2,900    --       380
                                   ----        -----  --------  -----  -------
    Total operating
       expenses............           6           59    15,608     93   18,214
                                   ----        -----  --------  -----  -------
Operating loss.............          (6)         (59)  (15,608)   (93)  (8,203)
Interest income............         --           --        171    --       952
Interest expense...........         --           --        (78)   (13)     --
Amortization of debt
   issuance costs..........         --           --        (84)   --      (628)
Other debt financing fees..         --           --       (319)   --      (944)
                                   ----        -----  --------  -----  -------
Net loss...................        $ (6)       $ (59) $(15,918) $(106) $(8,823)
                                   ====        =====  ========  =====  =======

                                                   As of December 31,    As of
                                                  -------------------- March 31,
                                                  1997  1998    1999     2000
                                                  ----  ----    ----   ---------
                                                          (In thousands)
BALANCE SHEET DATA:
  Cash and cash equivalents...................... $ 31 $  319 $104,752 $ 20,446
  Total assets...................................  185  1,386  129,058  175,359
  Long-term debt.................................  --     --       --    50,000
  Total stockholders' equity.....................  119    435  122,901  114,561

Albany, Syracuse and Manchester Markets

     The summary financial data presented below for each of the three years in the period ended December 31, 1999 and as of December 31, 1998 and 1999 are derived from the audited financial statements of the Albany, Syracuse, and Manchester markets that we acquired.

     Operations were not launched until December 27, 1996 in the Albany market, December 30, 1996 in the Syracuse market and November 12, 1997 in the Manchester market. As a result, we have not presented financial data for 1996 because revenues were less than $10,000. The data set forth below should be read in conjunction with the Albany, Syracuse, and Manchester markets' financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                           Year Ended December
                                                                  31,
                                                          --------------------
                                                          1997    1998    1999
                                                          ----    ----    ----
                                                             (In thousands)
STATEMENT OF OPERATIONS:
Net revenues...........................................  $ 2,113 $ 9,137 $23,401
Operating expenses:
  Costs of services and equipment......................    8,381  12,201  20,203
  General and administrative...........................    6,675   7,361   8,976
  Selling and marketing................................    3,998   3,724   5,870
  Depreciation and amortization........................    6,841   9,491  10,205
                                                         ------- ------- -------
   Total operating expenses............................   25,895  32,777  45,254
                                                         ------- ------- -------
Operating expenses in excess of net revenues...........  $23,782 $23,640 $21,853
                                                         ======= ======= =======

                                                           As of December 31,
                                                          --------------------
                                                             1998       1999
                                                             ----       ----
                                                             (In thousands)
BALANCE SHEET DATA:
Total assets purchased................................... $   64,175 $   62,886
                                                          ========== ==========

IWO Holdings, Inc. on a Pro Forma Basis

     The unaudited summary pro forma financial data presented below for the year ended December 31, 1999 gives effect to our acquisition of the Albany, Syracuse and Manchester markets and our initial borrowings of $50.0 million in term loans under our $240.0 million senior credit facilities. The data set forth below should be read in conjunction with the financial statements and accompanying notes, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Unaudited Pro Forma Condensed Consolidated Statement of Operations" included elsewhere in this prospectus.

                       (In thousands, except share data)

                                   Year Ended
                                  December 31,
                                      1999
                                  ------------
STATEMENT OF OPERATIONS DATA:
Net revenues.....................   $ 23,401
Operating expenses:
  Costs of services and
     equipment...................     20,203
  General and administrative.....     12,393
  Selling and marketing..........      5,911
  Depreciation and amortization..     16,365
  Financial advisory fees........      9,250
  Stock-based compensation.......      2,900
                                    --------
Operating loss...................    (43,621)
Interest income..................        171
Interest expense...................   (5,453)
Amortization of debt issuance
   costs.........................     (2,485)
Other debt financing fees........     (2,594)
                                    --------
Net loss.........................   $(53,982)
                                    ========
Basic and diluted net loss.......   $(228.74)
                                    ========
Weighted average shares
   outstanding...................    236,000
                                    ========

                                  RISK FACTORS

     You should carefully consider the following risk factors in addition to the other information contained in this prospectus before purchasing our common stock.

Risks Particular to Our Relationship with Sprint PCS

If we materially breach our management agreement, Sprint may terminate the agreement and purchase our operating assets at a discount to market value without further stockholder approval, and we would no longer be able to offer Sprint PCS services.

     Since we do not own any licenses to operate a wireless network, our ability to offer Sprint PCS products and services and our network's operation are dependent on our agreements with Sprint PCS not being terminated. The principal categories of our obligations under the management agreement relate to the following:

   .  the build-out of our network;

   .  the products and services we offer;

   .  our marketing and sales activities;

   .  our use of Sprint brands;

   .  our advertising and promotions;

   .  Sprint PCS' technical requirements;

   .  customer service;

   .  Sprint PCS' various program requirements;

   .  payment of fees;

   .  regulatory compliance; and

   .  indemnification.

     Any material breach of our obligations under the management agreement could lead to a termination. We cannot predict what might be deemed by Sprint PCS to be a material breach. If the management agreement is terminated, we will no longer be able to offer Sprint PCS products and services, and we may be required to sell our operating assets to Sprint PCS. This sale may take place without further stockholder approval and for a price equal to 72% of our entire business value. Our entire business value includes the value of our right to use the spectrum licenses in our markets, our business operations and other assets. The provisions of our management agreement that allow Sprint PCS to purchase our operating assets at a discount could adversely affect the value of our common stock, may limit our ability to sell our business and may reduce the price a buyer would be willing to pay for our business. See "Our Agreements with Sprint PCS--The Management Agreement."

We may encounter difficulties in completing the build-out of our network required under our management agreement, which could increase costs and delay completion of our build-out.

     As part of our build-out, we must successfully lease or otherwise retain rights to a sufficient number of radio communications sites, commonly referred to as cell sites, and switching facilities, build out the physical infrastructure and complete the purchase and installation of equipment. We expect a majority of our cell sites to be located on facilities shared with one or more wireless providers, or collocated. If our collocation agreements were to terminate, our operations would be materially adversely affected. Some of the cell sites are likely to require us to obtain zoning variances or other local governmental or third party approvals. A lack of cell site availability due to difficulty in obtaining local regulatory approvals or other reasons may delay the build-out of our portion of the Sprint PCS network. The local governmental authorities in various locations in our markets have, at times, placed moratoriums on the construction of additional cell sites. Moreover, we may have to make changes to our network design as a result of difficulties in the site acquisition process. We must also meet the technical standards described in our management agreement in connection with the build-out of our network. Additionally, the Federal Communications Commission requires that our network must not interfere with the operations of microwave radio systems, and we and Sprint PCS may be required to relocate incumbent microwave operations to enable us to complete our build-out. Any difficulty in constructing our portion of the Sprint PCS network on a timely basis may increase our costs, affect our ability to provide services in our markets on a schedule consistent with our current business plan, limit our network capacity or reduce the number of new Sprint PCS subscribers, and may constitute a breach of our management agreement with Sprint PCS that could lead to a termination. Any significant delays could have a material adverse effect on our business.

Sprint PCS' failure to perform its obligations under our management agreement would severely restrict our ability to conduct our business. In addition, if we terminate the agreement because of this failure or because of any other event of termination caused by Sprint PCS, we have only limited rights upon such termination.

     We are dependent on Sprint PCS' ability to perform its obligations under our agreements. The failure of Sprint PCS to perform its obligations under our management agreement would severely restrict our ability to conduct our business. In addition, if we terminate the agreement because of this failure or because of any other event of termination caused by Sprint PCS, we will no longer be able to offer Sprint PCS products and services, and our only remedy would be to require Sprint PCS to purchase our operating assets for a price equal to 80% of our entire business value or to require Sprint PCS to assign to us up to 10 megahertz of its licensed spectrum for a price equal to 10% of our entire business value or Sprint PCS' original cost plus microwave relocation costs, whichever is greater. See "Our Agreements with Sprint PCS--The Management Agreement--Rights on Termination."

We may not receive as much Sprint PCS travel revenue as we anticipate because more of our subscribers may travel on other networks, fewer of Sprint PCS' and its affiliates' subscribers may travel on our network or Sprint PCS may change the rate we receive.

     We are paid a fee from Sprint PCS for every minute that a Sprint PCS subscriber based outside of our markets uses the Sprint PCS network in our markets. Similarly, we pay a fee to Sprint PCS for every minute that a Sprint PCS subscriber based in our markets uses the Sprint PCS network outside our markets. Sprint PCS customers from our markets may spend more time in other Sprint PCS coverage areas than we anticipate and Sprint PCS customers from outside our markets may spend less time in our markets or may use our services less than we anticipate. As a result, we may receive less Sprint PCS inbound travel revenue than we anticipate or we may have to pay more Sprint PCS outbound travel fees than the inbound travel revenue we collect. Our outbound travel fees currently substantially exceed our inbound travel revenues. Sprint PCS has agreed not to charge us for this excess until January 1, 2003, after which we will incur losses to the extent of this excess.

     In addition, under our agreements with Sprint PCS, Sprint PCS can change the current fee we receive or pay for each Sprint PCS travel minute. The unilateral change by Sprint PCS in the inbound travel revenue we are paid could substantially decrease our revenues and profitability. For more information, see "Business--Products and Services--Traveling and Roaming."

The inability to use Sprint PCS' support services could disrupt our business and increase our operating costs.

     We rely on Sprint PCS' internal support systems, including customer care, customer activation, billing and other administrative support. Our operations could be disrupted if Sprint PCS is unable to maintain and expand these back office services or to efficiently outsource those services and systems through third-party vendors.

     The rapid expansion of Sprint PCS' business is expected to require that Sprint PCS continue to enhance its internal support systems. Sprint PCS' ability to provide adequate capacity for billing and other systems is dependent on a number of factors, including forecasts of customer growth, customer usage pattern and software releases from third-party vendors. We cannot assure you that Sprint PCS will be able to successfully add system capacity or that its internal support systems will be adequate. It is likely that problems with Sprint PCS' internal support systems could cause:

   .  delays or problems in our own operations or service;

   . delays or difficulty in gaining access to customer and financial information;

   .  a loss of Sprint PCS customers; and

   .  an increase in the costs of those services.

     Our services agreement with Sprint PCS provides that, upon nine months' prior written notice, Sprint PCS may terminate any service that we purchase from Sprint PCS. We do not have a contingency plan if Sprint PCS terminates any service it provides. If Sprint PCS terminates a service for which we have not developed a cost-effective alternative or increases the amount it charges us for these services, our operating costs may increase beyond our expectations and our operations may be interrupted or restricted.

We rely on the use of the Sprint PCS brand name and logo to market our services, and a loss of use of this brand and logo or a decrease in the market value of this brand and logo would hinder our ability to market our products.

     The Sprint PCS brand and logo is highly recognizable. If we lose our rights to use the Sprint PCS brand and logo under our trademark and service mark license agreements, we would lose the advantages associated with marketing efforts conducted by Sprint PCS. If we lose the rights to use this brand and logo, customers may not recognize our brand readily and we may have to spend significantly more money on advertising to create brand recognition. See "Our Agreements with Sprint PCS--The Trademark and Service Mark License Agreements."

Our relationship with Sprint PCS or its successor may be adversely affected by the proposed merger of Sprint and WorldCom, which could restrict our ability to operate successfully or result in the loss of the Sprint PCS brand name and logo.

     Sprint and WorldCom have announced that the stockholders of both companies have approved a definitive merger agreement whereby the two companies would merge to form a new company called WorldCom. Although the companies have approved the merger, the completion of the merger is still subject to various conditions, including the approvals of the Federal Communications Commission, the Justice Department, various state governmental bodies and foreign antitrust authorities. If the merger is completed, the results of the merger may alter the nature of our relationship with Sprint PCS, which could restrict our ability to operate successfully. Also, any negative impact on Sprint as a result of the merger could have a negative impact on us as a Sprint PCS affiliate.

     In particular, if the merger is completed, WorldCom has indicated that the merged entity may not retain the Sprint PCS brand name. Consequently, there would be significant costs associated with countering any customer confusion and promoting the new brand name. While the merged entity would incur most of the required advertising expenditures at the national level, we would also incur costs in promoting recognition and acceptance in our markets. In addition, we might gain fewer new subscribers and lose some existing subscribers while the new brand name was being established. If there is a new brand name, we cannot predict whether it will achieve the level of recognition and acceptance currently enjoyed by the Sprint PCS brand name. Any diminution in brand recognition or loyalty could cause a decrease in our revenues.

Sprint PCS' roaming arrangements may not be competitive with other wireless service providers, which may restrict our ability to attract and retain customers.

     We rely on Sprint PCS' roaming arrangements with other wireless service providers for coverage in some areas. Some risks related to these arrangements are as follows:

   . the quality of the service provided by another provider during a roaming call may not approximate the quality of the service provided by the Sprint PCS network;

   . the price of a roaming call may not be competitive with prices of other wireless companies for roaming calls;

   . customers may have to use a more expensive dual-band/dual-mode handset with diminished standby and talk-time capacities;

   . customers must end a call in progress and initiate a new call when leaving the Sprint PCS network and entering another wireless network; and

   . Sprint PCS customers may not be able to use Sprint PCS' advanced features, such as voicemail notification, while roaming.

     If Sprint PCS customers are not able to roam instantaneously or efficiently onto other wireless networks, we may lose current Sprint PCS subscribers and our Sprint PCS services will be less attractive to new customers.

Sprint PCS may make business decisions that would not be in our best interest.

     Under our management agreement, Sprint PCS has a substantial amount of control over the conduct of our business. Conflicts between us and Sprint PCS may arise, and because Sprint PCS owes us no duties except as set forth in the management agreement, these conflicts may not be resolved in our favor. Accordingly, Sprint PCS may make decisions that adversely affect our business, such as the following:

   . Sprint PCS prices its national plans based on its own objectives and could set price levels that may not be economically sufficient for our business;

   . Sprint PCS could change the per minute rate for Sprint PCS inbound travel revenue it must pay to us, the per minute charge we must pay to Sprint PCS for outbound travel fees, and the costs for Sprint PCS to perform support services;

   . we must obtain Sprint PCS' consent to sell non-Sprint PCS approved equipment, which consent could be withheld;

   . Sprint PCS may alter its network and technical requirements, which could result in increased equipment and build-out costs;

   . Sprint PCS may request that we build out additional areas within our markets, which if undertaken, could result in less return on investment;

   . Sprint PCS could breach its obligations under our affiliation agreements, which could substantially reduce our revenues, create difficulty in obtaining important financial or subscriber information or severely restrict our ability to conduct business; and

   . Sprint or Sprint PCS could make other business decisions which could adversely affect the Sprint and Sprint PCS brand names, products or services.

Provisions of our management agreement with Sprint PCS may diminish our value and restrict the sale of our business.

     Sprint PCS must approve any change of control of our ownership and consent to any assignment of our management agreement with Sprint PCS. Sprint PCS has a right of first refusal if we decide to sell our operating assets to a third party. We are also subject to a number of restrictions on the transfer of our business including a prohibition on the sale of us or our operating assets to competitors of Sprint or Sprint PCS. These restrictions and other restrictions in our management agreement with Sprint PCS could adversely affect the value of our common stock, may limit our ability to sell the business, may reduce the price a buyer would be willing to pay for our business and may reduce our entire business value.

If Sprint PCS does not maintain control over its licensed spectrum, our management agreement with Sprint PCS may be terminated.

     Sprint PCS, not us, owns the licenses necessary to provide wireless services in our markets. The Federal Communications Commission requires that licensees like Sprint PCS maintain control of their licensed systems and not delegate control to third-party operators or managers like us. If the Federal Communications Commission were to determine that our management agreement with Sprint PCS needs to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreement to comply with applicable law. If we cannot agree with Sprint PCS to modify the agreement, it may be terminated. If the agreement is terminated, we would no longer be a part of the Sprint PCS network and it would be extremely difficult to conduct our business.

The Federal Communications Commission may not renew the Sprint PCS licenses, which would prevent us from providing wireless services.

     We do not own any licenses to operate wireless networks. We are dependent on Sprint PCS' licenses, which are subject to renewal and revocation. Sprint PCS' licenses in our markets will expire in June 2005, but may be renewed for additional 10-year terms. The Federal Communications Commission has adopted specific standards that apply to wireless personal communications services license renewals which, in the event of a comparative proceeding with competing applications, includes the award of a renewal expectancy to Sprint PCS upon its showing of "substantial service" during the past license term. Any failure by Sprint PCS or us to comply with these standards could cause nonrenewal of the Sprint PCS licenses for our markets. Additionally, if Sprint PCS does not demonstrate to the Federal Communications Commission that Sprint PCS has met the 5-year and 10-year construction requirements for each of its wireless personal communications services licenses, it can lose the affected licenses and be ineligible to regain them.

If Sprint PCS does not complete the construction of its nationwide personal communications services network, we may not be able to attract and retain customers.

     Sprint PCS currently intends to cover a significant portion of the population of the United States, Puerto Rico and the U.S. Virgin Islands by creating a nationwide personal communications services network through its own construction efforts and those of its affiliates. Sprint PCS is still constructing its nationwide network and does not offer personal communications services, either on its own network or through its roaming agreements, in every city in the United States. Sprint PCS has entered into, and anticipates entering into, management agreements similar to ours with companies in other markets under its nationwide personal communications services build-out strategy. Our results of operations are dependent on Sprint PCS' national network and, to a lesser extent, on the networks of its other affiliates. Sprint PCS' and its affiliates' networks may not provide nationwide coverage to the same extent as its competitors which could adversely affect our ability to attract and retain customers.

If Sprint PCS does not renew our management agreement, our ability to conduct our business would be severely restricted.

     Our management agreement with Sprint PCS is not perpetual. Sprint PCS can choose not to renew the agreement at the expiration of the 20-year initial term or any 10-year renewal term. Our agreement with Sprint PCS terminates in all events in 50 years. If Sprint PCS decides not to renew the management agreement or terminates it in accordance with its terms, we would no longer be a part of the Sprint PCS network and it would severely restrict our ability to conduct our business.

Other Risks Particular to Us

We have a limited operating history and if we do not successfully manage our anticipated rapid growth, we may not be able to complete our entire network by our target date, if at all.

     Our operating history is very limited. Our performance as a personal communications services provider will depend on our ability to manage successfully the network build-out process, implement operational and administrative systems, expand our base of employees, and train and manage our employees, including engineering, marketing and sales personnel. We will require expenditures of significant funds for the development, construction, testing and deployment of our personal communications services network before expanding commercial operations. These activities are expected to place significant demands on our managerial, operational and financial resources.

     The management of our anticipated growth will require, among other things:

   .  continued development of our operational and administrative systems;

   .  control of costs of network build-out;

   . integration of our network infrastructure with the rest of the Sprint PCS network;

   .  increased marketing activities;

   . the ability to attract and retain qualified management, technical and sales personnel; and

   .  the training of new personnel.

     Failure to successfully manage our expected rapid growth and development could impair our ability to achieve profitability and expand the coverage in our markets.

We may not achieve or sustain operating profitability or positive cash flow from operating activities.

     We expect to incur significant operating losses and to generate significant negative cash flow until at least 2003 while we develop and construct our personal communications services network and build our customer base. Our operating profitability will depend upon many factors, including, among others, our ability to market our services successfully, achieve our projected market penetration and manage customer turnover rates effectively. Our expectation of becoming cash flow positive during 2003 is based upon our current business model. Our business model is based, in large part, upon our expectations as to future events, including future costs and revenues. We are a new company with a limited operating history upon which to base our model. We may not become cash flow positive during 2003 for numerous reasons, including the risks identified in this prospectus. If we do not achieve and maintain operating profitability and positive cash flow on a timely basis, we may not be able to meet our debt service requirements.

We may need more capital than we currently project to build out our portion of the Sprint PCS network. If we fail to obtain required additional capital, we may not have sufficient funds to complete our build-out in accordance with the terms of our management agreement with Sprint PCS and Sprint PCS may terminate our management agreement and purchase our operating assets at a discount to market value without further approval of our stockholders.

     The build-out of our portion of the Sprint PCS network will require substantial capital. Additional funds could be required for a variety of reasons, including unanticipated capital expenditures, expenses or operating losses. In addition, we may need additional funding if we bring in new customers more quickly than expected because the up-front costs associated with new customers will likely exceed the initial revenue generated by such customers. Additional funds may not be available. Even if those funds are available, we may not be able to obtain them on a timely basis, on terms acceptable to us or within limitations permitted by the covenants under our senior credit facilities. Failure to obtain additional funds, should the need for them develop, could result in the delay or abandonment of our development and expansion plans. If we do not have sufficient funds to complete our build-out, we may be in breach of our management agreement with Sprint PCS and or default under our credit facilities. If Sprint PCS terminates our management agreement as a result of this breach, we may be required to sell our operating assets to Sprint PCS at a discount to market value without further stockholder approval. The provisions in our management agreement that allow Sprint PCS to purchase our operating assets at a discount could adversely affect the value of our common stock, may limit our ability to sell our business and may reduce the price a buyer would be willing to pay for our business.

Because we depend heavily on outsourcing, the inability of third parties to fulfill their contractual obligations to us may disrupt our services or the build-out of our portion of the Sprint PCS network.

     Because we outsource portions of our business, we depend heavily on third-party vendors, suppliers, consultants, contractors and local telephone and utility companies. We have retained those persons to:

   .  design and engineer our systems;

   .  design and construct retail stores;

   . obtain permits for the construction of base stations, switch facilities and towers;

   .  construct cell sites and switching facilities;

   .  obtain cell site leases;

   .  install transmission lines; and

   .  deploy our wireless personal communications services network systems.

     The failure by any of our vendors, suppliers, consultants, contractors or local telephone and utility companies to fulfill their contractual obligations to us could materially delay construction and adversely affect the operations of our portion of the Sprint PCS network.

     We lease a portion of the cell sites for our network systems through master lease agreements with communication site management companies. Many of the companies, in turn, have separate leasing arrangements with each of the owners of the sites. If these companies were to become insolvent or were to breach those arrangements, we may lose access to those cell sites and experience extended service interruption in the areas serviced by those sites, which could adversely affect the operations of our portion of the Sprint PCS network.

We will have substantial debt which we may not be able to service and which may result in our lenders controlling our assets in an event of default.

     In December 1999, we entered into $240.0 million of senior credit facilities and in March 2000 borrowed $50.0 million under these facilities. As a result, we have a substantial amount of long-term debt. See "Description of Certain Indebtedness" and "Use of Proceeds."

     The substantial amount of our debt will have a number of important consequences for our operations, including the following:

   . we will have to dedicate a substantial portion of any cash flow from operations to the payment of interest on, and principal of, our debt, which will reduce funds available for other purposes;

   . we may not have sufficient funds to pay interest on, and principal of our debt;

   . we may not be able to obtain additional financing for currently unanticipated capital expenditures, working capital requirements and other corporate purposes;

   . our credit facilities place restrictions on our ability to incur additional debt or issue additional equity without our lenders' consent;

   . borrowings under our credit facilities will be at variable rates of interest, which would result in higher interest expense in the event of increases in market interest rates;

   . due to the liens on substantially all of our assets that secure our credit facilities, our lenders may control our assets upon a default;

   . we may become more highly leveraged than some of our competitors, which may put us at a competitive disadvantage;

   . we may be unable to refinance our credit facilities on terms reasonably satisfactory to us;

   . our ability to repay our credit facilities at maturity may depend on our ability to refinance such indebtedness at maturity; and

   . due to the liens on substantially all of our assets that secure our senior debt, our lenders may control our assets if a default occurs.

     Our ability to make payments on our debt depends upon our future operating performance which is subject to general economic and competitive conditions and to financial, business and other factors, many of which we cannot control. If our cash flow is insufficient, we may take actions, such as delaying or reducing capital expenditures, attempting to restructure or refinance our debt, selling assets or operations or seeking additional equity capital. Any or all of these actions may not be sufficient to allow us to service our debt obligations. Further, we may be unable to take any of these actions on satisfactory terms, in a timely manner or at all. Our senior credit facilities limit our ability to take several of these actions. Under our current business plan, we expect to incur substantial debt before achieving positive cash flow. Our failure to generate sufficient funds to pay our debts or to successfully undertake any of these actions could, among other things, materially adversely affect the value of our common stock.

If we do not meet all of the conditions required under our credit facilities, we may not be able to borrow all of the funds we anticipate receiving and may not be able to complete the build-out of our portion of the Sprint PCS network.

     Our anticipated future borrowings under our credit facilities will be subject at each funding date to several conditions, including:

   . acquiring minimum numbers of Sprint PCS subscribers and achieving minimum network coverage on schedule; and

   .  adhering to financial and performance related covenants.

     If we do not meet these conditions, among others, at each funding date, our lenders may choose not to lend any or all of the remaining amounts. If other sources of funds are not available, we may be unable to complete the build-out of our portion of the Sprint PCS network. If we do not have sufficient funds to complete our network build-out, we may be in breach of our management agreement with Sprint PCS and be in default under our credit facilities.

If we default under our senior credit facilities, our lenders may declare our debt immediately due and payable and Sprint PCS may force us to sell our assets without stockholder approval.

     Our $240.0 million senior credit facilities require that we comply with specified financial ratios and other performance covenants. If we fail to comply with these covenants or we default on our obligations under our senior credit facilities, our lenders may accelerate the maturity of our debt. If our lenders accelerate our debt, Sprint PCS has the option to purchase our operating assets at a discount to market value and assume our obligations under the senior credit facilities, without further stockholder approval. If Sprint PCS does not exercise this option, our lenders may sell our assets to third parties without approval of our stockholders. If Sprint PCS provides notice to our lenders that we are in breach of our management agreement with Sprint PCS and, as a result, our obligations under the credit facilities are accelerated and Sprint PCS does not elect to operate our business, our lenders may designate a third party to operate our business without the approval of our stockholders.

We may not be able to respond effectively to the significant competition in the wireless communications services industry or keep pace with our competitors in the introduction of new products, services and equipment, which could impair our ability to attract new customers.

     Our dependence on Sprint PCS to develop competitive products and services and the requirement that we obtain Sprint PCS' consent to sell non-Sprint PCS approved equipment may limit our ability to keep pace with our competitors in the introduction of new products, services and equipment. Additionally, we expect existing cellular providers will upgrade their systems and provide expanded, digital services to compete with the Sprint PCS products and services we offer. These wireless providers require their customers to enter into long-term contracts, which may make it more difficult for us to attract customers away from them. Sprint PCS generally does not require its customers to enter into long-term contracts, which may make it easier for other wireless providers to attract customers away from us.

We may not be able to compete with larger, more established wireless providers who have resources to competitively price their products and services, which could result in a reduction of our subscribers.

     We compete with several wireless providers, some of which have an infrastructure in place and have been operational for a number of years. Some of our competitors:

   . have substantially greater financial, technological, marketing and sales and distribution resources than us;

   . have more extensive coverage in specific areas of our markets and have broader regional coverage than us; and

   . may market other services, such as traditional telephone service, cable television access and access to the Internet, with their wireless communications services.

     We may be unable to compete successfully with these larger competitors who have substantially greater resources or who offer more services than we do to a larger subscriber base, which could result in a reduction in new subscribers.

We may not be able to respond to the recent trend toward consolidation of the wireless communications industry or compete with potential acquirers for acquisitions, which could result in a reduction of our subscribers, decline in prices for our products and services and additional dilution to our stockholders if we issue our common stock in acquisitions.

     There has been a recent trend in the wireless communications industry toward consolidation of wireless service providers through joint ventures, mergers and acquisitions. We expect this consolidation to lead to larger competitors over time. Several large competitors already exist, such as AT&T Wireless with over 12 million subscribers, Verizon Wireless with over 18 million subscribers and the announced combination of SBC Communications and BellSouth Wireless with over 16 million subscribers. We may not be able to respond to pricing pressures that may result from a consolidation in our industry, which could result in a reduction of new subscribers or cause market prices for our products and services to continue to decline.

     If we expand our operations through acquisitions, we will compete with other potential acquirers, some of which may have greater financial or operational resources than us. If we issue additional shares of our common stock in connection with any acquisition, this may result in dilution to our stockholders. In addition, we may not be able to participate in any Sprint PCS affiliate consolidation, which may adversely affect the price of our common stock.

We may have difficulty in obtaining handsets and equipment, which could cause delays and increased costs in the build-out of our network.

     We currently purchase all handsets and equipment through Sprint PCS. The demand for the equipment we require to construct our portion of the Sprint PCS network is considerable and manufacturers of this equipment have substantial order backlogs. In addition, the demand for specific types of handsets is strong and the manufacturers of those handsets may have to distribute their limited supply or products among the manufacturers' numerous customers. If Sprint PCS modifies its handset logistics and delivery plan or if we are not able to continue to rely on Sprint PCS' relationships with suppliers and vendors, some of which provide us with vendor discounts on equipment, we could have difficulty obtaining specific types of handsets and equipment in a timely manner and our equipment costs could increase. As a result, we could suffer delays in the build-out of our portion of the Sprint PCS network, disruptions in service and a reduction in subscribers.

The technology we use has limitations and could become obsolete, which would require us to implement new technology at substantially increased costs and limit our ability to compete effectively.

     We intend to employ digital wireless communications technology selected by Sprint PCS for its nationwide network. Code division multiple access, known as CDMA, is a relatively new technology. CDMA may not provide the advantages expected by Sprint PCS. If another technology becomes the preferred industry standard, we may be at a competitive disadvantage and competitive pressures may require Sprint PCS to change its digital technology which, in turn, may require us to make changes at substantially increased costs. Technologies are being developed to support new wireless services, including multimedia mobile applications. We may not be able to respond to such pressures and implement new technology on a timely basis or at an acceptable cost. We also expect to face competition from other existing communications technologies such as specialized mobile radio, enhanced specialized mobile radio and domestic and global mobile satellite service. Specialized mobile radio and enhanced specialized mobile radio systems can provide services that may be competitive with those offered by personal communications services and are often less expensive to build than personal communications services systems. In the future we expect that providers of wireless communications services will compete more directly with providers of traditional telephone services, energy companies, utility companies and cable operators who expand their services to offer communications services. Potential users of personal communications services systems may find their communications needs satisfied by other current and developing technologies. One- or two-way paging or beeper services that feature voice messaging and data display as well as tone-only service may be adequate for potential subscribers who do not need to speak to the caller. See "Business--Technology."

Our services may not be broadly used and accepted by consumers, which could reduce the amount of our new subscriber revenue.

     Personal communications services systems have a limited operating history in the United States. The extent of potential demand for personal communications services, in our markets cannot be estimated with any degree of certainty. Our inability to establish and successfully market personal communications services could have a material adverse effect on our financial condition and results of operations.

We may experience a high rate of customer turnover which would increase our costs of operations and reduce our revenue.

     Our strategy to reduce customer turnover may not be successful. The rate of customer turnover may be the result of several factors, including network coverage, reliability issues such as blocked calls and dropped calls, handset problems, non-use of phones, change of employment, the non-use of customer contracts, affordability, customer care concerns and other competitive factors. Price competition and other competitive factors could also cause increased customer turnover. A high rate of customer turnover could adversely affect our competitive position, results of operations and our costs of, or losses incurred in, obtaining new subscribers, especially because we subsidize some of the costs of initial purchases of handsets by customers.

Unauthorized use of our network could disrupt our business.

     We will likely incur costs associated with the unauthorized use of our personal communications services network, including administrative and capital costs associated with detecting, monitoring and reducing the incidence of fraud. Fraud impacts interconnection costs, capacity costs, administrative costs, fraud prevention costs and payments to other carriers for unbillable fraudulent roaming.

Our certificate of incorporation and bylaws include provisions that may discourage a change of control transaction and which may affect the rights of holders of our common stock.

     Some provisions of our certificate of incorporation and bylaws and the provisions of Delaware law could have the effect of delaying, deferring or preventing an acquisition of us. For example, our board may issue shares of preferred stock which could be used to fend off a takeover attempt. In addition, our stockholders may not take action by written consent or call a special meeting of the stockholders and are limited in the manner in which they may make proposals at stockholder meetings. In addition, please refer to "Risks Relating to This Offering--Our existing stockholders, directors and officers may be able to control the outcome of significant matters presented to stockholders following the completion of this offering."

Our projected build-out plan does not cover all of our territory, which could make it difficult to maintain a profitable customer base.

     Our projected build-out plan for our territory does not cover all areas of our territory. By the end of 2003, we expect to cover 71% of the resident population in our territory. As a result, our plan may not adequately serve the needs of the potential customers in our territory or attract enough subscribers to operate our business successfully. To correct this potential problem, we may have to cover a greater percentage of our territory than we anticipate, which we may not have the financial resources to complete or may be unable to do profitably.

The loss of any of our officers or skilled employees could adversely affect our ability to manage our business.

     Our business is managed by a small number of executive officers. The loss of one or more key officers could have a material adverse effect on us. We believe that our future success will also depend in large part on our continued ability to attract and retain highly qualified technical and management personnel. We believe that there is and will continue to be intense competition for qualified personnel in the personal communications services equipment and services industry as the personal communications services market continues to develop. We may not be successful in retaining our key personnel or in attracting and retaining other highly qualified technical and management personnel. We intend to evaluate the need for, but do not currently maintain, "key man" life insurance for some of our employees.

Risks Particular to Our Industry

Use of hand-held phones may pose health risks, which could result in a reduction in subscribers and increased exposure to litigation.

     Media reports have suggested that certain radio frequency emissions from wireless handsets may be linked to various health concerns, including cancer, and may interfere with various electronic medical devices, including hearing aids and pacemakers. The actual or perceived risk of radio frequency emissions from portable telephones could adversely affect us through a reduced subscriber growth rate, a reduction in subscribers, reduced network usage per subscriber, reduced financing available to the mobile communications industry and increased exposure to potential litigation.

Regulation by government agencies and taxing authorities may increase our costs of providing service, require us to change our services or increase competition.

     The licensing, construction, use, operation, sale and interconnection arrangements of wireless telecommunication systems are regulated to varying degrees by the Federal Communications Commission, the Federal Trade Commission, the Federal Aviation Administration, the Environmental Protection Agency, the Occupational Safety and Health Administration and, depending on the jurisdiction, state and local regulatory agencies and legislative bodies. Adverse decisions regarding these regulatory requirements could negatively impact Sprint PCS' operations and our costs of doing business. For example, changes in tax laws or the interpretation of existing tax laws by state and local authorities could subject us to increased income, sales, gross receipts or other tax costs or require us to alter the structure of our relationship with Sprint PCS. In addition, the Federal Communications Commission may license additional spectrum for new carriers, which would increase the competition we face.

Our business is seasonal and worse than expected fourth quarter results may cause our stock price to drop and significantly reduce our overall results of operations.

     The wireless industry is heavily dependent on fourth quarter results. Among other things, the industry relies on significantly higher customer additions and handset sales in the fourth quarter as compared to the other three calendar quarters. The price of our common stock may drop and our overall results of operations could be significantly reduced if we have a worse than expected fourth quarter for any reason, including:

   .  our inability to match or beat pricing plans offered by competitors;

   . the failure to adequately promote Sprint PCS' products, services and pricing plans;

   .  our inability to obtain an adequate supply or selection of handsets;

   .  a downturn in the economy or our markets; or

   .  a poor holiday shopping season.

     There is also uncertainty as to the extent of customer demand as well as the extent to which airtime and monthly recurring charges may continue to decline. As a result, our future prospects and those of the industry, and the success of personal communications services and other competitive services, remain uncertain.

Risks Relating to This Offering

Our existing stockholders, directors and officers may be able to control the outcome of significant matters presented to stockholders following the completion of this offering.

     Upon completion of this offering of common stock, our existing stockholders, directors and officers will beneficially own approximately % of our outstanding common stock on a fully diluted basis, or approximately % if the underwriters' over-allotment option is exercised in full, each depending on how many shares our existing stockholders purchase in this offering. Stockholders holding % of our outstanding common stock after this offering have entered into a stockholders agreement regarding how they will vote in the election of our directors. Consequently, these stockholders will be able to elect all of our directors and control the outcome of matters submitted for stockholder action. The interests of these stockholders may differ from the interests of purchasers of common stock in this offering, including with respect to a change in control. For more information on this subject, please refer to "Management," "Principal Stockholders" and "Description of Capital Stock--Stockholders Agreement."

Possible sales of our common stock could cause the market price of our common stock to decrease.

     After this offering, our current stockholders will continue to hold large portions of our common stock. The occurrence of sales of a large number of shares of our common stock, or the perception that these sales could occur, could limit increases in the price of our common stock, cause a drop in our stock price and could impair our ability to obtain capital through any future offerings of equity securities. See "Shares Eligible for Future Sale."

An active market for the common stock may not develop and the price for our common stock may be volatile.

     Prior to this offering, there has been no public market for our common stock. An active or liquid trading market in our common stock may not develop upon completion of this offering, or if it does develop, it may not continue. The initial public offering price of our common stock will be determined through our negotiations with the underwriters and may be more than the market price of common stock after this offering. See "Underwriting" for a discussion of the factors to be considered in determining the initial public offering price.

     The market price of our common stock could be subject to significant fluctuations in response to variations in quarterly operating results, announcements of technological innovations or new products and services by us or our competitors, our failure to achieve operating results consistent with securities analysts' projections of our performance, the operating and stock price performance of other companies that investors may deem comparable to us and other events or factors.

     The stock market has experienced extreme price and volume fluctuations and volatility that have particularly affected the market prices of many emerging growth and development stage companies. Such fluctuations and volatility have often been unrelated or disproportionate to the operating performance of those companies. Factors such as announcements of the introduction of new or enhanced services or related products by us or our competition, announcements of joint development efforts or corporate partnerships in the wireless telecommunications market, market conditions in the technology, telecommunications and other emerging growth sectors, and rumors relating to us or our competitors may have a significant impact on the market price of the common stock.

                           FORWARD-LOOKING STATEMENTS

     This prospectus contains statements about future events and expectations, which are "forward-looking statements." Any statement in this prospectus that is not a statement of historical fact may be deemed to be a forward-looking statement. These forward-looking statements include:

   . forecasts of growth in the number of consumers using wireless personal communications services and in estimated number of residents;

   . statements regarding our plans for, and costs of the build-out of our portion of the Sprint PCS network;

   . statements regarding our future revenues, expense levels, liquidity and capital resources, operating losses and projections of when we will launch commercial wireless personal communications services, products and distribution channels in particular markets;

   . statements regarding expectations or projections about markets in our territory; and

   . other statements, including statements containing words such as "may," "might," "could," "would," "anticipate," "believe," "plan,"
      "estimate," "project," "expect," "seek," "intend" and other similar words that signify forward-looking statements.

     These forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by these forward-looking statements. Specific factors that might cause such a difference include, but are not limited to:

   . the need to successfully complete the build-out of our portion of the Sprint PCS network on our anticipated schedule;

   .  our dependence on our affiliation with Sprint PCS;

   .  our dependence on Sprint PCS' back office services;

   .  our limited operating history and anticipation of future losses;

   .  our potential need for additional capital;

   .  the continued ability to borrow under our senior credit facilities;

   . our dependence on contractor and consultant services, network implementation and information technology support;

   .  our competition;

   . our potential inability to expand our services and related products in the event of substantial increases in demand in excess of supply for network and handset equipment and related services and products;

   .  changes or advances in technology;

   .  our ability to attract and retain skilled personnel; and

   .  potential fluctuations in our operating results.

     For a discussion of some of these factors, see "Risk Factors" beginning on page 9.

                                USE OF PROCEEDS

     The net proceeds to be received from the sale of the common stock we are offering, after deducting underwriting discounts and commissions and estimated
offering expenses, are expected to be approximately     million, or
approximately     million if the underwriters' over-allotment option is
exercised in full, assuming an initial public offering price of $    per share
(the mid-point of the range shown on the cover page of this prospectus). For the period from inception on August 22, 1997 through December 31, 2003, we intend to use the net proceeds from this offering, net proceeds from our private equity placements and borrowings under our senior credit facilities, as presented in the following table:

                                                                      Amount
                                                                   (In millions)
Sources:
  Gross proceeds from this offering..............................       $
  Gross proceeds from private equity placements..................
  Senior credit facilities(1)....................................
                                                                        ---
   Total sources.................................................       $
                                                                        ===
Uses:
  Purchase of assets from Sprint PCS.............................       $
  Capital expenditures...........................................
  Debt and related fees and expenses and private equity issuance costs ......................................................
  Operating losses and working capital...........................
  Fees and expenses(2)...........................................
  Cash on hand, including $8.0 million that is restricted........
                                                                        ---
   Total uses....................................................       $
                                                                        ===

---------------------
(1) In December 1999 we entered into senior credit facilities for up to $240.0 million of borrowings and in March 2000 we borrowed $50.0 million under these facilities. Through December 2003, we expect to borrow the remaining $190.0 million available under the senior credit facilities.
(2) Includes fees and expenses relating to this offering and our purchase of assets from Sprint PCS.

     The foregoing represents our best estimate of the allocation of the net proceeds of this offering, net proceeds from our private equity placements and borrowings under our senior credit facilities based upon our current markets and our current plans for these markets. Actual expenditures may vary substantially from these estimates and we may find it necessary or advisable to reallocate the net proceeds from these sources within the above-described categories or to use portions thereof for other purposes. In addition, we may need to obtain additional capital to finance the build-out of our network.

     We intend to use the balance of the net proceeds of this offering for general corporate purposes. Pending such uses, we expect to invest the net proceeds from the sale of the common stock in short-term investment grade securities which will earn interest.

                                DIVIDEND POLICY

     We intend to retain our future earnings, if any, to fund the development and growth of our business and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Our future decisions concerning the payment of dividends on the common stock will depend upon our results of operations, financial condition and capital expenditure plans, as well as such other factors as the board of directors, in its sole discretion, may consider relevant. In addition, our existing indebtedness restricts, and we anticipate our future indebtedness may restrict, our ability to pay dividends.

                                 CAPITALIZATION

     The following table shows the cash and cash equivalents position and our total capitalization as of March 31, 2000 and as adjusted to reflect the
receipt of net proceeds of $    million from this offering (assuming the mid-
point of the range shown on the cover page of this prospectus).

                                                          As of March 31, 2000
                                                          ---------------------
                                                           Actual   As Adjusted
                                                          --------  -----------
                                                             (In thousands)
Cash and cash equivalents................................ $ 20,446     $
Restricted cash..........................................    8,000
                                                          --------     ----
Total cash and cash equivalents and restricted cash...... $ 28,446     $
                                                          --------     ----
Long-term debt:
Senior credit facilities................................. $ 50,000     $
Stockholders' equity:
  Common stock and additional paid-in capital............  139,536
  Deficit accumulated during development stage, retained
     deficit and share repurchase........................  (24,975)
                                                          --------     ----
  Total stockholders' equity.............................  114,561
                                                          --------     ----
Total capitalization..................................... $164,561     $
                                                          ========     ====

                                    DILUTION

     Our pro forma net tangible book value at March 31, 2000 was approximately
$    million or $    per share of common stock after giving effect to the
conversion of all of our outstanding shares of capital stock into shares of common stock. Pro forma net tangible book value per share represents the amount of total tangible assets reduced by the amount of total liabilities and divided by the number of shares of common stock outstanding after giving effect to the conversion of all our outstanding shares of capital stock into shares of common
stock. After giving effect to our sale of     shares of common stock in this
offering at an assumed initial public offering price of $    per share, and
deducting underwriting discounts and commissions and estimated offering expenses, our adjusted pro forma net tangible book value as of March 31, 2000
would have been approximately $    million, or $    per share. This represents
an immediate dilution of $    per share to new investors purchasing shares of
common stock in this offering and an immediate increase in net tangible book
value to existing stockholders of $    per share.

     Dilution per share represents the difference between the price per share to be paid by new investors and the net tangible book value per share immediately after the sale of common stock in this offering. The following table illustrates the per share dilution:

Assumed initial public offering price per share......................      $
  Pro forma net tangible book value per share as of March 31, 2000... $
  Increase per share attributable to new investors...................
                                                                      ----
Pro forma as adjusted net tangible book value per share after this offering..........................................................
                                                                           ----
Dilution per share to new investors..................................      $
                                                                           ====

     The following table summarizes, on an as adjusted pro forma basis as of March 31, 2000, the number of shares of common stock purchased, the total consideration paid and the average price per share paid by our existing stockholders and by new investors purchasing shares of common stock in this offering. The calculation below is based on an assumed initial public offering
price of $    per share, before the deduction of underwriting discounts and commissions and estimated offering expenses:

                                 Shares
                               Purchased    Total Consideration
                             -------------- ----------------------   Average Price
                             Number Percent  Amount      Percent       Per Share
                             ------ ------- ---------   ----------   -------------
Existing stockholders.......            %    $                    %      $
New investors...............                                             $
                              ---    ----    ---------   ----------      ----
Total.......................         100%                      100%
                              ===    ====    =========   ==========

     The tables above assume no exercise of the underwriters' over-allotment option and no exercise of outstanding stock options and warrants. To the extent that any shares are issued in connection with the underwriters' over-allotment option, outstanding options or warrants or options or warrants issued in the future, you will experience further dilution. We may issue additional stock options to our employees and may amend our stock option plan to increase the number of shares available for issuance. The exercise of such options would cause you to experience further dilution and could cause the market price of our common stock to decrease. The market price of our common stock could decrease due to the existence of such options or the perception that we will issue such options. See "Management--Management Stock Incentive Plan."

       UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS

     We derived unaudited pro forma condensed consolidated statement of operations for the year ended December 31, 1999 from our historical consolidated financial statements and from other financial data included elsewhere in this prospectus. Our financial results have been adjusted based on currently available information and assumptions that we believe are reasonable to give effect to the following transactions as if each transaction had occurred as of January 1, 1999 for the purpose of the pro forma statement of operations:

   .  our acquisition of the Albany, Syracuse, and Manchester markets; and

   . our initial borrowings of $50.0 million in term loans under our $240.0 million senior credit facilities.

     We provide the following unaudited pro forma condensed consolidated statement of operations and related notes for informational purposes only. The accompanying data does not purport to represent what our results of operations would have been if the pro forma transactions had been completed on the date indicated, nor do they purport to indicate our future results of operations.

     The data shown below should be read in conjunction with "Capitalization," "Summary Financial Data," "Selected Historical Consolidated Financial Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the financial statements and accompanying notes included elsewhere in this prospectus.

                                       Year Ended December 31, 1999
                               ------------------------------------------------
                                          Historical
                               Historical  Acquired   Pro Forma      Pro Forma
                                  IWO      Markets   Adjustments    As Adjusted
                               ---------- ---------- -----------    -----------
                                     (In thousands, except share data)
STATEMENT OF OPERATIONS:
Net revenues.................   $    --    $ 23,401   $    --        $ 23,401
Operating expenses:
  Costs of services and
     equipment...............        --      20,203        --          20,203
  General and administrative
     ........................      3,417      8,976        --          12,393
  Selling and marketing......         41      5,870        --           5,911
  Depreciation and
     amortization............        --      10,205      6,160 (1)     16,365
  Financial advisory fees....      9,250        --         --           9,250
  Stock-based compensation...      2,900        --         --           2,900
                                --------   --------   --------       --------
Operating loss...............    (15,608)   (21,853)    (6,160)       (43,621)
Interest income..............        171        --         --             171
Interest expense.............        (78)       --      (5,375)(2)     (5,453)
Amortization of debt issuance
   costs.....................        (84)       --      (2,401)(3)     (2,485)
Other debt financing fees....       (319)       --      (2,275)(4)     (2,594)
                                --------   --------   --------       --------
Net loss.....................   $(15,918)  $(21,853)  $(16,211)      $(53,982)
                                ========   ========   ========       ========
Basic and diluted net loss
   per share.................   $ (67.45)                            $(228.74)
                                ========                             ========
Weighted average shares
   outstanding...............    236,000                              236,000
                                ========                             ========

              NOTES TO UNAUDITED PRO FORMA CONDENSED CONSOLIDATED
                            STATEMENT OF OPERATIONS

                          Year Ended December 31, 1999
                             (Dollars in thousands)

     For the purpose of determining the pro forma effect of transactions described above on our consolidated statement of operations for the year ended December 31, 1999, the following adjustments have been made:

(1) Represents the amortization of intangible assets recorded from the acquisition of the acquired markets consisting of the following:

    Goodwill in the amount of $49,875 over a period of 20 years which is
    the initial term of the Sprint PCS management agreement...............    $2,494
    Acquired subscribers in the amount of $14,000 being amortized over
    four years, the average life of those subscribers.....................     3,500
    Acquired assembled workforce in the amount of $500 being amortized
    over three years......................................................       166
                                                                              ------
                                                                              $6,160
                                                                              ======
(2) Interest expense on $50,000 borrowed under senior credit facilities
    assuming an interest rate of 10.75%...................................    $5,375
(3) Amortization of $12,271 of deferred financing fees from senior credit facilities over a period of approximately 7.5 years, net of $112
    recognized for the year.................................................   1,534
    Amortization of $200 administration fee on senior credit facilities
    over a period of one year.............................................       200
    Amortization of $1,000 debt issuance costs related to bridge loan
    commitment over a period of 1.5 years.................................       667
                                                                              ------
                                                                              $2,401
                                                                              ======
(4) Unused commitment fee of 1.25% on senior credit facilities of which
    $190,000 remains unused, net of $100 recognized for the year............  $2,275


                SELECTED HISTORICAL CONSOLIDATED FINANCIAL DATA

IWO Holdings, Inc.

   . The selected historical consolidated financial data presented on the following page for the period from our inception on August 22, 1997 through December 31, 1997 and for the years ended December 31, 1998 and 1999, and balance sheet data as of December 31, 1997, 1998 and 1999, are derived from and should be read in conjunction with our audited consolidated financial statements included elsewhere in this prospectus; and

   . The selected consolidated financial data presented below for the three months ended March 31, 1999 and 2000 and as of March 31, 2000 are derived from and should be read in conjunction with our unaudited consolidated financial statements included elsewhere in this prospectus.

     In our opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which consist only of normal recurring adjustments, necessary to present fairly the financial position and the results of operations for the interim periods. Financial and operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the full year.

     It is important that you also read the section of the prospectus titled "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

                                                                 Three Months
                                                 Year Ended         Ended
                               Period from      December 31,      March 31,
                            Inception Through  --------------    ------------
                            December 31, 1997  1998     1999     1999    2000
                            ------------------ ----     ----     ----    ----
                                   (In thousands, except share data)
STATEMENT OF OPERATIONS:
Net revenues..............         $--         $ --   $    --   $  --   $10,011
Operating expenses:
  Costs of services and
     equipment............          --           --        --      --     9,466
  General and
     administrative.......          --            51     3,417      93    3,931
  Selling and marketing...            6            8        41     --     3,291
  Depreciation and
     amortization.........          --           --        --      --     1,146
  Financial advisory
     fees.................          --           --      9,250     --       --
  Stock-based
     compensation.........          --           --      2,900     --       380
                                   ----        -----  --------  ------  -------
   Total operating
      expenses............            6           59    15,608      93   18,214
                                   ----        -----  --------  ------  -------
Operating loss............           (6)         (59)  (15,608)    (93)  (8,203)
Interest income...........          --           --        171     (13)     952
Interest expense..........          --           --        (78)    --       --
Amortization of debt
   issuance costs.........          --           --        (84)    --      (628)
Other debt financing
   fees...................          --           --       (319)    --      (944)
                                   ----        -----  --------  ------  -------
Net loss..................         $ (6)       $ (59) $(15,918) $ (106) $(8,823)
                                   ====        =====  ========  ======  =======
Basic and diluted net loss
   per share(1)...........                            $ (67.45) $(0.50) $ (8.74)
                                                      ========  ======  =======

                                                   As of December 31,    As of
                                                  -------------------- March 31,
                                                  1997  1998    1999     2000
                                                  ----  ----    ----   ---------
                                                          (In thousands)
BALANCE SHEET DATA:
  Cash and cash equivalents...................... $ 31 $  319 $104,752 $ 20,446
  Total assets...................................  185  1,386  129,058  175,359
  Long-term debt.................................  --     --       --    50,000
  Total stockholders' equity.....................  119    435  122,901  114,561

---------------------
(1) Basic and diluted net loss per share of common stock is computed by dividing net loss by the weighted average number of common shares outstanding. We have assumed that our shares issued to the prior stockholders of our subsidiary on December 20, 1999 were outstanding for all of 1999. No shares were outstanding prior to 1999.

Albany, Syracuse, and Manchester Markets

     The selected financial data presented below under the caption "Statement of Operations" for each of the three years in the period ended December 31, 1999, and under the caption "Balance Sheet Data" as of December 31, 1998 and 1999, are derived from the audited financial statements of the Albany, Syracuse, and Manchester markets that we acquired.

     Operations were not launched until December 27, 1996 in the Albany market, December 30, 1996 in the Syracuse market and November 12, 1997 in the Manchester market. As a result, we have not presented financial data for 1996 because revenues were less than $10,000. The data set forth below should be read in conjunction with the Albany, Syracuse, and Manchester markets' financial statements and accompanying notes and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                         Year Ended December 31,
                                                         -----------------------
                                                          1997    1998    1999
                                                          ----    ----    ----
                                                             (In thousands)
STATEMENT OF OPERATIONS:
Net revenues...........................................  $ 2,113 $ 9,137 $23,401
Operating expenses:
  Costs of services and equipment......................    8,381  12,201  20,203
  General and administrative...........................    6,675   7,361   8,976
  Selling and marketing................................    3,998   3,724   5,870
  Depreciation and amortization........................    6,841   9,491  10,205
                                                         ------- ------- -------
   Total operating expenses............................   25,895  32,777  45,254
                                                         ------- ------- -------
Operating expenses in excess of net revenues...........  $23,782 $23,640 $21,853
                                                         ======= ======= =======

                                                                     As of
                                                                 December 31,
                                                                ---------------
                                                                 1998    1999
                                                                 ----    ----
                                                                (In thousands)
BALANCE SHEET DATA:
Total assets purchased......................................... $64,175 $62,886
                                                                ======= =======

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                           AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the consolidated financial statements and the related notes included elsewhere in this prospectus. The discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of factors including, but not limited to, those under "Risk Factors" and elsewhere in this prospectus. We have emerged from being a development stage company as of January 5, 2000 and intend to significantly expand our operations. Accordingly, we do not believe the discussion and analysis of our historical financial condition and results of operations set forth below are indicative nor should they be relied upon as an indicator of our future performance.

Overview

     We provide digital wireless personal communications services, or PCS, and related products to customers in the northeastern United States as part of Sprint PCS' licenses to provide nationwide service. In February 1999, we entered into a management agreement, a services agreement and trademark and service mark license agreements with Sprint PCS to provide these services. Our 20-year agreements with Sprint PCS can be extended for an additional 30 years, in 10-year increments.

     We are responsible for building, owning and managing the portion of the Sprint PCS network located in our territory. Our portion of the Sprint PCS network is designed to offer a seamless connection with Sprint PCS' and its affiliates' 100% digital wireless network licensed nationwide. We have the exclusive right to provide 100% digital wireless services under the Sprint and Sprint PCS brand names in our territory. We offer national plans designed by Sprint PCS and intend to offer specialized local plans tailored to our local market demographics. We market wireless products and services through a number of distribution outlets in our territory, including major national distributors, local sales agents and retailers, and our own Sprint PCS stores and direct sales force. In addition, we expect to purchase our network infrastructure and subscriber equipment under Sprint PCS' vendor contracts that reflect its volume discounts.

     Independent Wireless One, LLC was formed on August 22, 1997 by a consortium of independent local telephone companies to become a provider of wireless telecommunications and data services. In September 1998, its status was changed to a C-corporation and its name was changed to Independent Wireless One Corporation.

     In October 1999, IWO Holdings, Inc. was formed to hold an investment in Independent Wireless One Corporation. In December 1999, all of the stockholders of Independent Wireless One Corporation exchanged their equity ownership for an aggregate of 210,000 shares of our capital stock, while other investors and management invested approximately $135.0 million for approximately 79% of our equity.

     Under an asset purchase agreement and other agreements with Sprint PCS, we purchased assets from Sprint PCS for approximately $116.7 million and obtained the right to manage approximately 45,000 subscribers in our territory. The asset purchase agreement contained a multi-phase closing process. In January 2000, we paid Sprint approximately $32.4 million and received from Sprint PCS certain furniture, fixtures and equipment and the leasehold interest in our corporate offices. In addition, we obtained the outstanding accounts receivable balance as of December 31, 1999 and the right to manage approximately 45,000 subscribers based within our territory. In February 2000, Sprint transferred to us the retail related assets including furniture, fixtures and equipment and the leasehold interest at three Sprint retail stores. In March 2000, Sprint transferred to us certain of its network assets and its interest in various cell site and other network related leases for approximately $84.3 million. We formed Independent Wireless One Leased Realty Corporation in February 2000 to hold all of our leased real properties including administrative office space, retail stores, cell sites and switch facilities.

     We recognize 100% of our revenues from Sprint PCS subscribers based in our territory, proceeds from the sale of handsets and accessories and fees from Sprint PCS and its affiliates when their customers travel onto our portion of the Sprint PCS network. Sprint PCS retains 8% of net collected service revenue, excluding travel and roaming revenues, from Sprint PCS subscribers based in our territory. We report the amount retained by Sprint PCS as an operating expense.

     As part of our agreements with Sprint PCS, we have the option to pay Sprint PCS to provide us with back office services such as customer activation, handset logistics, billing, customer service and network monitoring services. We have elected to contract the performance of these services to Sprint PCS in order to take advantage of Sprint PCS' economies of scale, focus more on customer acquisition, network build-out and new market launches and lower our initial capital requirements. The cost of these services is primarily calculated on a per-subscriber and per-transaction basis and is recorded as an operating expense.

     We incur sales and marketing expenses that include local advertising expenses, promotional costs, sales commissions and expenses related to our distribution channels. We expect that our cost per new customer will be higher in the initial years of operation and will decline as our sales and marketing expenses are distributed over a greater area of operation and we acquire more customers. Costs (and subsidies) of handsets are also expected to decline. We expect to benefit from the use of the Sprint and Sprint PCS brand names, Sprint PCS national advertising and other marketing programs. Our costs for handsets and accessories will reflect Sprint PCS volume discounts. To increase our subscriber base, we offer our handsets at a price less than our costs, a common industry practice.

     In addition to the benefits and services provided through our agreements with Sprint PCS, we will also utilize the services of third parties to build and support the operations of our network. As a result of this outsourcing, we are substantially dependent on Sprint PCS and the other third parties for the build-out and operation of our network. If we fail to complete the build-out on schedule or meet Sprint PCS' program requirements, we would be in breach of our management agreement with Sprint PCS which could result in its termination. If the management agreement is terminated, we will no longer be able to offer Sprint PCS products and services and we may be required to sell our operating assets to Sprint PCS at a discount to market value and without further stockholder approval.

     Along with Sprint PCS and its other affiliates, we plan to operate our personal communications services network seamlessly with the Sprint PCS network. This allows our customers to use these communications services and features in any Sprint PCS service area throughout the United States without incurring additional charges. Similarly, our personal communications services network is available to customers traveling within our service areas. A standard service fee is exchanged by Sprint PCS and its affiliates for these inbound and outbound travel services. Our outbound travel expenses exceeded our inbound travel revenues in the first quarter 2000 by approximately $1.3 million due to the limitations of our current network coverage. We expect this trend to continue but at a declining rate at least until 2002 as our network build-out progresses. However, due to our agreement with Sprint PCS, we will not be charged outbound travel expenses in excess of our inbound travel revenue until January 1, 2003. We expect to benefit from a positive net travel margin beginning in 2002 and expect this margin to increase thereafter as our network nears completion and the number of Sprint PCS subscribers continues to grow in adjacent markets. If, however, outbound travel expenses continue to exceed inbound travel revenues, our margins may decline when this agreement with Sprint PCS expires.

     Until January 5, 2000, we were a development stage company. We have had very limited operations and revenues, significant losses and substantial capital requirements. We incurred net losses of $6,000 in 1997, $59,000 in 1998 and $15.9 million in 1999. After giving effect to various transactions described in "Unaudited Pro Forma Condensed Consolidated Statement of Operations," pro forma net loss for 1999 were $54.0 million. Our current operations cover approximately 1.8 million residents and approximately 56,000 subscribers. We expect to continue to incur significant operating losses and to generate significant negative cash flow from operating activities until at least 2003 while we develop and construct our network and build our customer base.

     We expect future quarterly operating expenses for the remainder of 2000 to increase substantially compared to the three months ended March 31, 2000. Our costs of services and equipment and general and administrative expense will increase as a result of the accelerated expansion of our network, human resource infrastructure and subscriber base. Our selling and marketing expenses will also increase due to the introduction of new sales and marketing programs, increased levels of advertising expenditures, the launch of new retail stores and seasonal increases in the fourth quarter holiday season. We also expect quarterly net revenue to increase as our subscriber base continues to grow and our network coverage expands.

Results of Operations

IWO Holdings, Inc.

 Three Months Ended March 31, 2000 Compared to Three Months Ended March 31,
 1999

     We commenced operations on January 5, 2000. For the three months ended March 31, 2000, we recognized $10.0 million in net revenues, primarily from monthly access and airtime fees. Our costs of services and equipment during this period was $9.5 million, or 94.6% of net revenues. Our selling and marketing expenses were $3.3 million, or 32.9% of net revenues. Our general and administrative expenses were $3.9 million, or 39.3% of net revenues. Depreciation and amortization of the assets acquired, principally from Sprint PCS, during the three months ended March 31, 2000 was approximately $1.1 million. We also recognized $380,000 in non-cash, stock-based compensation expense from stock options granted to our General Counsel.

     In the three months ended March 31, 1999, we were a development stage company which incurred a loss of $106,000, consisting of $93,000 in general and administrative expenses and $13,000 in interest expense.

 Development Stage Period from August 22, 1997 Through December 31, 1999

     We were in a development stage from our inception on August 22, 1997 through December 31, 1999. We incurred losses of $6,000 in 1997, $59,000 in 1998, and $15.9 million in 1999. Selling and marketing expenses were $6,000 in 1997, $8,000 in 1998 and $41,000 in 1999. General and administrative expenses were $51,000 in 1998 and $3.4 million in 1999. Other expenses in 1999 consisted primarily of $9.3 million in advisory fees related to financing efforts and $2.9 million in non-cash, stock-based compensation to our President and Chairman of the Board.

Albany, Syracuse, and Manchester Markets

 Year Ended December 31, 1999 Compared to Year Ended December 31, 1998

     The 1998 and 1999 operations reflect the operation of the Albany, Syracuse, and Manchester markets by Sprint PCS. Historical results are not necessarily indicative of future operations that we will manage.

     Net revenues increased by $14.3 million or 156.1% to $23.4 million in 1999 compared to 1998. Net revenues primarily consisted of subscriber revenue from monthly access and airtime service fees. The increase is primarily attributable to an increased number of subscribers.

     Costs of services and equipment increased by $8.0 million or 65.6% to $20.2 million in 1999 compared to 1998. These costs were approximately 86% of net revenues in 1999 compared to approximately 134% in 1998. The increase in costs is primarily attributable to the increase in subscribers. The decrease in costs as a percentage of net revenues reflects increased efficiencies.

     General and administrative expenses increased by $1.6 million or 21.9% to $9.0 million in 1999 compared to 1998. These expenses were approximately 38% of revenues in 1999 compared to approximately 81% in 1998. The decrease in expenses as a percentage of net revenues reflects increased efficiencies.

     Selling and marketing expenses increased by $2.1 million or 57.6% to $5.9 million in 1999 compared to 1998. These expenses were approximately 25% of revenues in 1999 compared to approximately 41% in 1998. The increase in expenses is due to increased sales and marketing activities and more customers acquired. The decrease in expenses as a percentage of net revenues reflects more customers acquired.

     Depreciation and amortization expense increased $714,000 or 7.5% to $10.2 million in 1999 compared to 1998. This increase is due to increases in property, plant and equipment.

     Operating expenses in excess of net revenues decreased by approximately $1.8 million or 7.6% to $21.9 million in 1999 compared to 1998. This decrease is a result of increased costs and expenses more than offset by increased net revenues.

 Year Ended December 31, 1998 Compared to Year Ended December 31, 1997

     The 1997 and 1998 operations reflect the operation of the Albany, Syracuse, and Manchester markets by Sprint PCS. Historical results are not necessarily indicative of future operations that we will manage.

     Net revenues increased by $7.0 million or 332.4% to $9.1 million in 1998 compared to 1997. Net revenues primarily consisted of subscriber revenue from monthly access and airtime service fees. The increase is primarily attributable to an increased number of subscribers.

     Costs of services and equipment increased by $3.8 million or 45.6% to $12.2 million in 1998 compared to 1997. These costs were approximately 134% of net revenues in 1998 compared to approximately 397% in 1997. The increase in costs is primarily attributable to expanded operations and an increase in subscribers.

     General and administrative expenses increased by $686,000 or 10.3% to $7.4 million in 1998 compared to 1997 due to expanded operations. These expenses were approximately 81% of net revenues in 1998 compared to approximately 316% in 1997. The decrease as a percentage of net revenues is primarily attributable to increased revenues and subscribers.

     Selling and marketing expenses decreased by $274,000 or 6.9% to $3.7 million in 1998 compared to 1997. These expenses represented approximately 41% of net revenues in 1998 compared to approximately 189% in 1997. The decrease in both amounts and percentages are due to the Manchester market launch in 1997 and greater efficiencies in 1998.

     The increase of $2.7 million or 38.7% in depreciation and amortization from 1997 to 1998 is principally due to expansion of the network in the Manchester market which was launched in November 1997.

     Operating expenses in excess of net revenues decreased by $142,000 or 0.6% to $23.6 million in 1998 compared to 1997. This decrease is a result of increased costs and expenses more than offset by increased net revenues.

Liquidity and Capital Resources

     Since inception, our activities have consisted principally of raising capital, consummating and supporting our agreements with Sprint PCS, developing the initial design of our network and adding to our management team. We have relied on the proceeds from equity and debt financing, rather than revenues, as our primary sources of capital. Specifically, these activities to date have been funded through equity investments of $138.0 million in the form of common stock, as well as borrowings of $50.0 million under our $240.0 million senior credit facilities. See "Description of Certain Indebtedness."

     We estimate the capital requirements of the network build-out, the marketing of our services, operating losses and other capital expenditures for the period from inception through the end of 2000, will total approximately $231.0 million. We intend the network in our territory to cover approximately 71% of its 6.2 million residents within four years. Capital expenditures are expected to include switches, radio base stations, towers, antennas, radio frequency engineering, cell site acquisition and construction and administrative assets. Actual amounts of capital required to complete the network build-out may be materially greater than these estimates.

     We estimate capital expenditures for 2000 will total approximately $145.3 million, including $84.3 million of costs incurred in March 2000 related to the purchase of 172 operating cell sites and one switch from Sprint PCS. Although we do not plan to open any additional markets in 2000, our capital spending in 2000 will be targeted to expand the number of residents that we cover in our operational markets as well as to improve the quality of service in areas that we already cover. We estimate that the number of residents covered by our network will increase to approximately 2.4 million residents, from the 1.8 million residents covered today. Additionally, at the end of 2000, we estimate that our network will cover approximately 1,400 highway miles and be comprised of 282 cell sites and three switches, at which time we expect to cover approximately 39% of the potential customers in our licensed area.

     In 2001, our network build-out will focus on building out the core cities and towns not covered in our year 2000 build-out, expanding our highway coverage by 2,100 additional miles and adding approximately 395 new cell sites. We estimate capital expenditures for 2001 will total approximately $78.4 million. At the end of 2001, we expect to be able to provide services to approximately 4.1 million residents, an increase of 1.7 million, and we expect our network will include 16 markets, 677 cell sites and three switches, span approximately 3,500 highway miles and cover approximately 67% of the residents in our licensed area.

     During 2002 and 2003, we intend to build out our network in order to expand the coverage of our existing markets. We estimate capital expenditures for this period will total approximately $37.0 million. By the end of 2003, we expect to provide services in 19 of our markets, covering approximately 4.4 million residents, approximately 3,800 highway miles, and approximately 71% of the residents in our licensed area through the use of approximately 752 cell sites and three switches. Thereafter, we anticipate providing additional capacity and improving coverage in the areas already covered.

     As part of our management agreement, Sprint PCS requires us to build out portions of our network by various dates. See "Our Agreements with Sprint PCS --The Management Agreement--Network Build-Out." Based on our current budget, we expect our network build-out including the network assets purchased from Sprint PCS will require approximately $237.3 million of capital expenditures by the end of 2003. Our capital expenditure budget is comprised of expenditures mandated by our agreements with Sprint, maintenance expenditures and discretionary expenditures. Our capital expenditure budget will be modified based upon the circumstances at the time of the expenditures, including the preferences of our customers, technological developments and other factors. The table below identifies our actual and planned capital expenditures through 2004:

                                                                   Netwok
                                                            Capital Expenditures
                                                               (In millions)
Purchase of Sprint PCS network assets......................        $84.3
2000.......................................................         50.3
2001.......................................................         72.7
2002.......................................................         18.4
2003.......................................................         11.6

     We expect our credit facilities and the proceeds of this offering to be the primary sources of funding for our projected capital requirements. Our $240.0 million senior secured credit facilities include:

   .  a $70.0 million delayed draw, eight-year revolving credit facility;

   .  a $120.0 million delayed draw, eight-year term loan facility; and

   .  a $50.0 million eight and one-half year term loan facility.

     We borrowed the full amount available under the $50.0 million term loan facility in March 2000 at the closing of our purchase from Sprint PCS of the network assets in our territory. Generally, amounts repaid under the revolving credit facility may be reborrowed. The availability of the $120.0 million term loan is subject to the following requirements:

   . not less than 25% of the aggregate term loan must be drawn within 6 months of April 1, 2000;

   . not less than 50% of the aggregate term loan must be drawn within 12 months of April 1, 2000; and

   . not less than 75% of the aggregate term loan must be drawn within 18 months of April 1, 2000.

If less than the required amount is drawn at the expiration of the applicable period, this term loan commitment will be permanently reduced to the extent of the undrawn amount relative to that period.

     Our senior credit facilities are collateralized by a perfect first security interest in all our tangible and intangible assets, including an assignment of our affiliate agreement with Sprint PCS and a pledge of the capital stock of all of our subsidiaries. The senior credit facilities are governed by financial covenants that measure our progress against our business plan and require certain minimum operating results. These covenants, among other things, restrict our ability to incur additional debt, pay dividends, make investments, and incur capital expenditures. Scheduled amortization payments of principal for the term loans under the senior credit facilities begin on March 31, 2004. In connection with the facilities, we deposited $8.0 million as a compensating balance with the commercial lenders of the facilities. The compensating balance must be maintained until the senior credit facilities are repaid in full.

     We currently have a commitment for a bridge loan under which we may borrow up to $100.0 million. The commitment terminates upon the earlier of the issuance of at least $100.0 million of our debt or equity securities or June 30, 2000. We have not borrowed any amounts under this commitment. We are currently discussing a possible extension of the commitment with our lenders.

     Net cash used in operating activities was approximately $2.3 million for the three months ended March 31, 2000 and an aggregate of $15.7 million from inception to March 31, 2000. Cash used in operating activities for the period was attributable to operating losses and working capital needs. Net cash used in investing activities was approximately $131.5 million during the three months ended March 31, 2000. These uses were related primarily to the purchase of $116.7 million in assets from Sprint PCS, the purchase of $6.6 million of property and equipment and construction in progress, and restricted cash of $8.0 million. Net cash provided by financing activities was approximately $49.5 million, consisting primarily of borrowings under our senior credit facilities. At March 31, 2000, $190 million remained available under the senior credit facilities and we had working capital of $14.7 million.

     Currently, we have insufficient sources of revenue to meet our anticipated capital requirements. We believe the net proceeds from this offering together with the borrowings available under our credit facilities will provide us with funds sufficient to complete our network and provide working capital, including debt service requirements and operating losses, and for general corporate purposes through fiscal year 2003. During fiscal year 2003, we anticipate achieving positive cash flow. Although we estimate that we will have sufficient funds through 2003, additional funding may be necessary and such funding may be unavailable.

Recent Accounting Pronouncements

     In June 1998 and 1999, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-- Deferral of the Effective Date of SFAS No. 133." These statements establish accounting and reporting standards for derivative instruments and hedging activities. It requires that entities recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Management believes the adoption of SFAS No. 133 will not have a material effect on our financial position, results of operations or cash flows. SFAS No. 133 will be effective for our fiscal year ending December 31, 2001.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB
101), "Revenue Recognition in Financial Statements." SAB 101 summarizes certain of the SEC's views in applying generally accepted accounting principles to revenue recognition in financial statements. We are required to adopt SAB 101 in the second quarter of 2000. Management does not expect the adoption of SAB 101 to have a material effect on our financial condition or results of operations.

Quantitative and Qualitative Disclosure About Market Risk

     We are exposed to certain market risks which are inherent in our financial instruments. These instruments arise from transactions entered into in the normal course of business. We are currently subject to interest rate risk on our existing credit facilities. Our variable rate debt will consist of borrowings made under our $240.0 million senior credit facilities.

     Our primary market risk exposure will relate to:

   .  the interest rate risk on long-term and short-term borrowings; and

   . the impact of interest rate movements on our ability to meet interest expense requirements and meet financial covenants.

     We may decide, from time to time, to manage the interest rate risk on our outstanding long-term and short-term debt through the use of fixed and variable rate debt and interest rate swaps, but are not obligated to do so.

Inflation

     Management believes that inflation has not had, and will not have, a material adverse effect on our results of operations.

Seasonality

     Our business is seasonal because the wireless industry is heavily dependent on fourth quarter results. Among other things, the industry relies on significantly higher customer additions and handset sales in the fourth quarter as compared to the other three calendar quarters. The factors contributing to this trend include the increasing use of retail distribution, which is dependent on year-end holiday shopping, the timing of new product and service offerings, competitive pricing pressures and aggressive marketing and promotions during the holiday season.

                                    BUSINESS

Overview

     We are a Sprint PCS affiliate located in the northeastern United States. We provide digital wireless personal communications services, or PCS, and related products to customers as part of Sprint PCS' network. Sprint PCS operates the only 100% digital personal communications services network in the United States with licenses to provide nationwide service utilizing a single frequency band and a single technology. Our territory is comprised of approximately 6.2 million residents located in 20 contiguous markets across a large portion of upstate New York, New Hampshire (other than the Nashua market), Vermont, and portions of Massachusetts and Pennsylvania. Under an affiliation agreement with Sprint PCS, we have the exclusive right to use all 30 megahertz of Sprint PCS-owned spectrum in our territory for all wireless services, including wireless local loop services, and the exclusive right to market and provide personal communications services under the Sprint and Sprint PCS brand names in our territory. As of May 31, 2000, we served approximately 56,000 subscribers on our personal communications services network that covered approximately 1.8 million residents in our territory. We expect to cover approximately 2.4 million residents or approximately 39% of the residents in our territory by the end of 2000, approximately 4.1 million or 67% of the residents in our territory by the end of 2001 and approximately 4.3 million residents or 70% of the residents in our territory by the end of 2002.

     Our management team has a strong wireless telecommunications background with an average of over ten years experience in the industry. Solon L. Kandel, our President and Chief Executive Officer, has held a number of senior positions at McCaw Cellular Communications and AT&T Wireless Services where he was instrumental in the implementation of personal communications services networks. Other members of the management team have held senior positions for such prominent U.S. wireless and wireline telecommunications companies as Sprint PCS, AT&T Wireless, NYNEX Mobile Communications, Triton PCS, Inc., Comcast Cellular Communications, NEXTEL Communications, Inc., NEXTLINK Communications, Inc. and Motorola Communications & Electronics. Members of our management team have been instrumental in network design, site acquisition, engineering and deployment of large wireless networks. Additionally, members of our management team have contributed significantly to the launch and growth of new wireless operations through successful sales and marketing.

     In December 1999, affiliates of Investcorp S.A., certain international investors arranged by Investcorp S.A. and certain institutional investors made a $135.0 million equity contribution in our company. In addition, twelve independent telephone companies located in our territory made a strategic investment in our company. These independent telephone companies offer existing customer and other strategic relationships within communities in our territory. We plan to pursue marketing opportunities with these and other local independent telephone companies that operate in our territory.

Wireless Industry Overview

     Since the introduction of commercial cellular service in 1983, the wireless communications industry has experienced dramatic growth. The number of wireless subscribers for cellular, wireless personal communications services and enhanced specialized mobile radio service has increased from an estimated 340,213 at the end of 1985 to an estimated 86.0 million as of December 31, 1999, according to the Cellular Telecommunications Industry Association, an international association for the wireless industry. The following chart sets forth statistics for the domestic wireless telephone industry derived from statistics published by the Cellular Telecommunications Industry Association.

                                         Year Ended December 31,
                                ----------------------------------------------
                                 1994    1995    1996    1997    1998    1999
                                ------  ------  ------  ------  ------  ------
Wireless Industry
   Statistics(1)
Total service revenues (in
   billions)..................  $ 14.2  $ 19.1  $ 23.6  $ 27.5  $ 33.1  $ 40.0
Wireless subscribers at end of
   period (in millions).......    24.1    33.8    44.0    55.3    69.2    86.0
Subscriber growth.............    50.8%   40.0%   30.4%   25.6%   25.1%   24.3%
Average local monthly
   bill(2)....................  $56.21  $51.00  $47.70  $42.78  $39.43  $41.24

---------------------
(1) Reflects domestic commercial cellular, enhanced specialized mobile radio service and wireless personal communications services providers.
(2) Does not include revenue from roaming and long distance.

     Paul Kagan Associates, Inc., an independent media and telecommunications research firm, estimates in its publication, Wireless Telecom Investor--January 14, 2000, that the number of domestic wireless users will increase to approximately 107.4 million by the end of 2000 and 201.9 million by the end of 2005. We expect this growth to be driven largely by a substantial projected increase in wireless personal communications services users, who are forecast to account for approximately 24.6% of total wireless users in 2000 and 42.4% in 2005, representing a significant increase from approximately 17.6% as of the end of 1999. Paul Kagan Associates projects that total wireless industry penetration, defined as the number of wireless subscribers nationwide divided by total United States population, will grow from an estimated 38.2% in 2000 to 68.9% in 2005. The foregoing market statistics may not reflect the future growth rates of the wireless communications industry or our growth rate.

     We believe that a significant portion of the predicted growth in the consumer market for wireless telecommunications will result from:

   .  anticipated declines in costs of service;

   .  increased service and pricing versatility; and

   . increased awareness of the productivity, convenience and privacy benefits associated with the services offered by wireless personal communications services providers.

     We also believe that the rapid growth in the use of laptop computers and personal digital assistants, combined with emerging software applications for delivery of electronic mail, fax and database searching, and Internet services will contribute to the growing demand for wireless services.

Sprint PCS Overview

     Sprint is a diversified telecommunications service provider whose principal activities include long distance service, local service, wireless telecommunications products and services, product distribution and directory publishing activities, and other telecommunications activities, investments and alliances. Sprint PCS, a wholly-owned subsidiary of Sprint, operates the only 100% digital, 100% PCS wireless network in the United States with licenses to provide service nationwide using a single frequency and a single technology. The Sprint PCS network uses code division multiple access, or CDMA, technology nationwide.

     Sprint launched the first commercial personal communications service in the United States in November 1995. Since then, Sprint PCS has experienced rapid subscriber growth, providing service to more than 6.5 million customers as of March 31, 2000. In the first quarter of 2000, Sprint PCS added more than 800,000 new subscribers and during 1999, it added more than 3.1 million new subscribers. Sprint PCS, together with its affiliates, operates the largest all-digital, all-PCS nationwide wireless network in the United States, already serving more than 330 metropolitan markets including more than 4,000 cities and communities across the country. Sprint PCS has licenses covering more than 270 million people in all 50 states, Puerto Rico and the U.S. Virgin Islands. However, Sprint PCS does not currently offer personal communications services in every state in the United States. The graph below illustrates Sprint PCS' subscriber growth from the beginning of 1997 through the first quarter of 2000. These statistics may not reflect Sprint PCS' future subscriber growth nor our subscriber growth.



     Sprint PCS currently provides nationwide service through:

   .  operation of its own digital network;

   . strategic affiliations with other companies, such as us, primarily in and around smaller metropolitan areas;

   . roaming on analog cellular networks of other providers using dual-band/dual-mode handsets; and

   . roaming on digital personal communications services networks of other CDMA-based providers.

     Sprint PCS has adopted a strategy to rapidly extend its 100% digital, 100% PCS network by entering into agreements with independent wireless companies such as us to construct and manage Sprint PCS markets and market Sprint PCS services. Through these affiliations, Sprint PCS services will be available in key cities contiguous to current and future Sprint PCS markets. Sprint PCS' affiliates are an integral part of its plan to provide nationwide seamless coverage.

Benefits from Sprint PCS Affiliation

     Our long-term strategic affiliation with Sprint PCS provides us with many business, operational and marketing advantages including the following:

     Exclusive provider of Sprint PCS products and services. We have the exclusive right to use the Sprint and Sprint PCS brand names for the sale of all Sprint PCS products and services in our territory. We provide these products and services exclusively under the Sprint and Sprint PCS brand names.
     Sprint PCS licenses and long-term commitments. We have the exclusive right to use Sprint PCS' licensed spectrum to provide Sprint PCS products and services in our territory. Sprint PCS has invested approximately $90 million to purchase the wireless personal communications services licenses in our territory and to pay costs to remove sources of microwave signals that interfere with the licensed spectrum, a process generally referred to as microwave clearing. As a Sprint PCS affiliate, we did not have to fund the acquisition of these licenses, thereby reducing our start-up costs. Our agreements with Sprint PCS are for a total of 50 years, including an initial term of 20 years and three 10-year renewal terms. These agreements will automatically renew for the renewal period unless at least two years prior to the commencement of any renewal period either party notifies the other party that it does not wish to renew the agreement.

     Nationwide network. Sprint PCS operates the only 100% digital personal communications services network in the United States with licenses to provide nationwide service utilizing a single frequency band and single technology, providing consistent high quality service. As of December 31, 1999, Sprint PCS, together with its affiliates, operated personal communications systems providing service in metropolitan markets within the United States containing nearly 195 million people nationwide, including all of the 50 largest metropolitan markets. We plan to operate our personal communications services network seamlessly with the Sprint PCS network, providing our customers with the ability to place calls in any Sprint PCS service area throughout the United States without incurring additional charges while traveling on Sprint PCS' network or, under certain pricing plans, incurring only long distance charges. We will reimburse Sprint PCS and its affiliates for our customers' usage while traveling on their portion of the Sprint PCS network. In addition, we expect to derive additional revenue from Sprint PCS and its customers when their customers based outside of our territory travel on our portion of the Sprint PCS network.

     Established direct and indirect distribution channels. We have access to all the national distribution channels used by Sprint PCS. These channels include:

   . national third-party retailers such as Radio Shack, Ritz Camera, K-Mart, Staples, Office Max, Best Buy, Circuit City and Office Depot;

   . Sprint PCS' national inbound telemarketing sales program, accessible by dialing 1-800-480-4PCS;

   .  Sprint PCS' business-to-business and national accounts sales programs;
      and

   .  Sprint PCS' electronic commerce sales platform.

     Sprint PCS' national brand name recognition and national advertising support. We benefit from the strength and the reputation of the Sprint and Sprint PCS brands. Sprint PCS' national advertising campaigns and developed marketing programs are provided to us at little or no additional cost under our Sprint PCS agreements. We offer the same strategic pricing plans, promotional campaigns and handset and accessory promotions as Sprint PCS, and have the ability to add pricing plans and marketing promotions that target local market needs.

     Better equipment availability and pricing. We are able to acquire our network equipment, handsets and accessories more quickly and at a significantly lower cost than we would without our strategic relationship with Sprint PCS. We purchase our network equipment, handsets and accessories under Sprint PCS' vendor arrangements that provide for volume discounts. These discounts significantly reduce the overall capital required to build our network and significantly reduce our costs of handsets and accessories.

     Sprint PCS Wireless Web. Our network will support and market the Sprint PCS Wireless Web. The Sprint PCS Wireless Web allows customers with data capable or web-browser enabled handsets to connect to the Internet and browse specially designed text-based web sites, including AOL, Yahoo!, Amazon.com, Bloomberg.com, CNN Interactive, MapQuest.com, Fox Sports, EBay.com, E-Compare, FTD.com, GetThere.com, Ameritrade, InfoSpace.com, weather.com and barnesandnoble.com. For more information on the Sprint PCS Wireless Web, see "--Products and Services--Access to the Sprint PCS Wireless Web."

     Sprint PCS' extensive research and development. We benefit from Sprint PCS' extensive research and development effort, which provides us with ongoing access to new technological products and enhanced service features without significant research and development expenditures of our own. We have prompt access to any developments produced by Sprint PCS for use in our network.

     Sprint PCS' proven back office services. We have contracted with Sprint PCS to provide critical back office services, including customer activation, handset logistics, billing, customer care and network monitoring services. Since we do not have to establish and operate our own systems, we are able to focus on accelerating our market launches, acquiring and retaining customers and capitalizing on Sprint PCS' economies of scale. In our markets, Sprint PCS also offers engineering services that may be required for microwave clearance and handles any design, planning and relocation of related facilities.

Other Competitive Strengths

     In addition to the benefits from our strategic affiliation with Sprint PCS, our other competitive strengths, including the following, will enable us to successfully execute our business strategy.

 Our Attractive Markets

     We believe our markets have attractive characteristics that may result in high wireless penetration rates and superior revenues per subscriber. These attractive characteristics include the following:

   . Strategic northeast location. Our territory is surrounded by many of the major urban centers in the northeastern United States and Canada including: New York City, Boston, Buffalo, Rochester, Toronto and Montreal. Sprint PCS has systems covering approximately 36.6 million residents in territories adjacent to ours. In addition, our territory is traversed by several well traveled interstate highways, including the New York State Thruway (I-90 and I-87), that link the major centers to significant business and governmental centers, including state capitals, in our territory. We believe that, upon the substantial completion of our network build-out, our location will generate significant traveling revenue for us.

   . High demand for wireless services. Although we believe that our territory is underserved by other wireless providers, it has a wireless penetration rate that is higher than the national average. We believe the regional nature of the northeast economy results in a relatively mobile population which contributes to increased demand for wireless services. Additionally, our territory is surrounded by well-developed Sprint PCS markets that we believe increase awareness in our markets and make it easier for us to market our products and services. Since the beginning of the year, we have added over 11,000 net new subscribers and as of May 31, 2000 served over 56,000 subscribers.

   . Attractive footprint. Our markets are contiguous and approximately 60% of the residents in our markets are located in less than 25% of the total square mileage in our territory. The relatively high population densities of the major urban centers in our territory (the Albany/Schenectady basic trading area, which includes the state capital of New York, is the largest market contained in the territory of any Sprint PCS affiliate) make it easier to market wireless services. We believe this enables us to lower the cost of building out our network, reduce the costs of operations including network maintenance and transmission costs, better control the service quality of our network, and offer customized regional calling plans such as large local calling areas.

   . Numerous tourist destinations. Our markets contain numerous tourist destinations including: Lake Champlain, Lake Placid, Lake George, the Finger Lakes, Saratoga Springs, Cooperstown (location of the Baseball Hall of Fame and the Glimmerglass Opera House), the Berkshires, the Catskills, Tanglewood and numerous ski resorts, including Hunter and Whiteface Mountains, Killington, Okemo, Mt. Snow, Stratton, Stowe and Sugarbush. We believe that Sprint PCS customers traveling within our service area will provide a significant source of traveling revenue for us.

   . Attractive competitive environment. We currently face fewer strong competitors in our territory than is generally the case for wireless service providers in many other areas. Although our competitors have licenses that cover the markets in our territory, their coverage is typically fragmented. In some cases, our competitors employ analog technology. Some of these networks may be incompatible with roaming on a digital system. In addition, some of our competitors have configured their networks to only cover highways. We believe that our largest competitor in terms of market coverage, Verizon Wireless, serves approximately 65% of our markets and that our next largest competitor, SBC Communications, serves approximately 30% of our markets.

   . Numerous colleges and universities. Our markets are home to major colleges and universities of national and international renown. Our markets have 70 four-year colleges and universities with a total enrollment of more than 254,000 students. We believe college students are receptive to new technology and are particularly attracted to the wireless voice and data services we provide.

 Existing Network Infrastructure and Subscribers

     We believe the subscriber base and existing operating network that we purchased from Sprint PCS provided us with an excellent base from which to expand our operations. As of May 31, 2000, we served approximately 56,000 subscribers on our personal communications services network that covered approximately 1.8 million residents and included 172 operating cell sites and one switch. This network covers the Albany/Schenectady basic trading area, which is the largest single market managed by a Sprint PCS affiliate; Syracuse and Orange County, New York; Manchester, New Hampshire; and major highways including Interstate Routes 87 and 90.

 30 Megahertz of Spectrum

     Since Sprint is not a local exchange carrier in our territory, we have the exclusive right to use all 30 megahertz of Sprint PCS-owned spectrum throughout our territory for all wireless services, including fixed wireless or wireless local loop services.

     Fixed wireless or wireless local loop is the use of wireless radio frequencies in lieu of traditional copper or fiber-optic cables to connect homes and businesses to the public telephone system and the Internet. Current wireless digital technologies provide fiber-like broadband transmission speeds, capacity and quality.

     The availability of the full 30 megahertz of wireless spectrum combined with CDMA technology gives us the capacity, speed and flexibility to meet the growing demand for high speed, broadband communications, fixed and mobile, including local and long distance voice, data and entertainment transmissions.

 Fully Financed Business Plan

     We estimate we require an aggregate of approximately $339.6 million of capital to fully fund from our inception the acquisition of the Albany, Syracuse and Manchester markets, the planned construction of our network and the initial operating losses through 2003, during which year we expect to achieve positive cash flow. After this offering, we believe we will have sufficient capital to fund our plan. Components of our capital structure include:

   .  $    million of estimated net proceeds from this offering;

   .  $138.0 million of private equity; and

   .  $240.0 million of bank credit facilities.

Business Strategy

     We are a full-service provider of wireless voice, data and Internet personal communications services and products in our territory. We believe that the following elements of our business strategy will enable us to rapidly expand our portion of the Sprint PCS network, distinguish our wireless service offerings from those of our competitors and compete successfully in the wireless communications marketplace.

 Build High Quality Personal Communications Services Network

     We are constructing a state-of-the-art, high quality 100% personal communications services network using 100% digital technology.

   . Our network design allows our system to handle higher traffic demand than cellular operators and other personal communications services operators who do not employ CDMA technology. This allows us to offer lower per-minute rates.

   . We use cost-effective equipment such as repeaters and micro cells in our network design which enables us to reach difficult locations and coverage gaps within our wireless network, reducing our capital expenditures and overall operating costs.

   . We will maintain low construction costs for our network by planning to collocate on existing towers as our primary strategy and developing our radio frequency design around this strategy.

   . We plan to leverage our relationships with our 12 local independent telephone company strategic investors to acquire difficult-to-obtain cell sites in remote locations.

   . We plan for our network to cover both densely populated areas, in order to provide a higher quality network to a significant portion of the residents in our territory, and highways and destination points, including well-known ski resorts, lakes and vacation spots, in order to capture traveling revenues.

 Execute an Integrated Marketing Plan

     Our marketing approach leverages Sprint PCS's highly recognizable brand name and reputation and its relationship with major national retailers. We emphasize the improved quality, enhanced features and favorable pricing of Sprint PCS service. In addition, we benefit from Sprint PCS':

   .  organized national accounts sales force;

   .  e-commerce web site; and

   .  pre-negotiated contracts with national retailers.

     To complement our national benefits from Sprint PCS on the local level, we:

   . market our products and services using point-of-sale, direct mail, telemarketing, radio and print campaigns;

   . distribute our products and services through our own Sprint-branded and Sprint PCS stores, a business focused sales force and local agents and retailers; and

   . plan to pursue marketing opportunities with the 12 local independent telephone companies located in our territory which have made a strategic investment in our company.

     We believe that our strategy will help us to maximize market penetration and minimize customer turnover.

 Develop an Efficient Operating Structure

     We intend to maximize operating efficiency by using Sprint PCS' existing back office services. As the customer base in our territory grows, we may elect to develop our own internal systems for certain back office functions, such as customer activation, billing and customer care, or outsource such functions directly to third-party vendors if it is more cost-effective. In the interim, the immediate availability of Sprint PCS' back office services significantly reduces our risks of execution in starting and growing our business and allows us to focus more attention on building our network and acquiring and keeping customers. For example, we intend to purchase billing and customer care from Sprint PCS on a per-subscriber basis, thereby avoiding the costly, time-consuming and labor-intensive tasks of building our own systems.

 Pursue Selective Acquisitions

     We plan to evaluate and explore opportunities for strategic expansion, both with Sprint PCS and other possible affiliations.

Markets and Build-Out Plan

     Our territory encompasses approximately 6.2 million people located within 20 markets in the northeastern United States. Our territory is cradled by the metropolitan areas of New York City, Boston, Buffalo, Rochester, Montreal and Toronto. The territory extends from suburban New York City (Orange and Sullivan Counties) north to the Canadian border. Our territory reaches from the eastern suburbs of Rochester to Syracuse, Ithaca, Binghamton and Elmira in Central New York State, east to include all of Vermont and New Hampshire (except Nashua, New Hampshire, but including the extreme northwestern suburbs of Boston). Details of our market and build-out plan are as follows:

                                                            Percentage
                                                           of Estimated
                                                             Covered
                                                              Market
                                    Estimated    Expected   Population
                           Basic      Market      Initial       at
                          Trading   Population    Date of  December 31,  Megahertz
Market                    Area(1) (In thousands) Operation     2003     of Spectrum
------                    ------- -------------- --------- ------------ -----------
Albany/Schenectady, NY..      7       1,034      Operating     91%           30
Syracuse, NY............    438         778      Operating     98%           30
Poughkeepsie, NY........    361         430      Operating     69%           30
Orange/Sullivan County,
   NY...................    321         404      Operating     59%           30
Binghamton, NY, PA......     43         335        Q1 2001     67%           30
Utica, NY...............    453         282      Operating     74%           30
Elmira, NY, PA..........    127         310        Q3 2002     45%           30
Watertown, NY...........    463         302        Q2 2003     60%           30
Plattsburgh, NY.........    352         111        Q3 2002     59%           30
Glen Falls, NY..........    164         123        Q4 2000     62%           30
Oneonta, NY.............    333         108        Q3 2002     66%           30
Ithaca, NY..............    208          97        Q4 2002     59%           30
Manchester, NH..........    274         513      Operating     73%           30
Rockingham/Strafford
   County, NH...........     51         394      Operating     53%           30
Lebanon, NH.............    249         177        Q2 2003     50%           30
Keene, NH...............    227         115        Q1 2003     51%           30
Burlington, VT..........     63         400        Q2 2003     63%           30
Rutland, VT.............    388          99      Operating     50%           30
Pittsfield, MA..........    351         133      Operating     55%           30
Total--Estimated 2000
   Market
   Population(2)........              6,176

---------------------
(1) A basic trading area, or BTA, is a collection of counties surrounding a metropolitan area in which there is a commercial community of interest. The basic trading area number in the table is assigned to that market by the Federal Communications Commission for the purpose of issuing licenses for wireless services.

(2) Estimated total population is based on 1998 Paul Kagan Associates, Inc. data for each BTA within a given market extrapolated based on estimated Kagan growth rates by BTA and is adjusted for BTAs not in our territory. Estimated BTA residents may not add-up due to rounding.

     Within the region there are significant volumes of traffic on major highways including the Massachusetts Turnpike (I-90), the New York State Thruway (I-87), the Northway, and several other interstate highways.

                                                        Linear Miles                      Avg. Daily
                                                       Between  Areas   Linear Miles     Traffic Count
Interstate                     Areas Linked                Linked      Within Territory  in Territory
----------                     ------------            -------------- ----------------- --------------
I-84                Danbury, CT to the Catskill
                    Mountains                                 79               58           20,745
I-87                Main route from New York City to
                    Albany to Montreal, Canada               376              288           21,292
I-89                Burlington, VT to Concord, NH            189              189           21,396
I-90                Boston to Buffalo via Albany,
                    Syracuse, & Rochester, NY                456              212           31,365
I-95                Boston, MA to Portland, ME               107               16           53,587
I-93                St. Johnsbury, VT to Boston, MA          171              141           28,856
I-81                Canadian border south through the
                    Appalachian Mountains via
                    Syracuse and Binghamton, NY            1,302              170           14,800
I-91                Canadian border south to new
                    Haven, CT via Hartford, CT, and
                    Springfield, MA                          310              174           15,200
                                                           -----            -----          -------
Total.................................................     2,990            1,248          207,241

     Build-out Strategy. Sprint PCS has developed an operating network in eight markets within our territory which will serve as a foundation for our network. In 2000, we expect to expand coverage of the markets acquired from Sprint PCS and launch service in the markets in our territory with the highest population densities. In 2001, we expect to build out the next eight mostly densely populated markets in our territory and expand our highway coverage. In 2002 and 2003, we expect to expand our coverage of our existing markets. The following table summarizes cumulative operating data and timing of this network build-out plan:


                                                             As of December
                                                                   31,
                                                            -------------------
Network Build-Out Plan(1)                                    2000   2001  2003
-------------------------                                   -----  -----  -----
Number of Markets..........................................     8     16     19
Residents in Launched Markets (in thousands)............... 3,968  5,753  6,144
% Total 2000 Residents.....................................    64%    93%    99%
Covered Residents (in thousands)........................... 2,425  4,108  4,365
% Total 2000 Residents.....................................    39%    67%    71%
Miles of Highway........................................... 1,427  3,538  3,789
Switches...................................................     3      3      3
Cell Sites.................................................   282    677    752

---------------------
(1) Total population covered and total cells will depend on the final network design and site availability.

Products and Services

     We offer established products and services throughout our territory under the Sprint and Sprint PCS brand names. Our products and services are designed to mirror the service offerings of Sprint PCS and to integrate with the Sprint PCS network. The Sprint PCS products and services we currently offer include the following:

 100% Digital, 100% PCS Network

     We are part of the only 100% digital, 100% wireless PCS network in the country. Sprint PCS and its affiliates cover more than 190 million people in more than 330 metropolitan areas across the country. Although Sprint PCS and its affiliates do not currently offer personal communications services in every state in the United States, they provide an extended coverage area for our customers, allowing access to Sprint PCS services throughout the Sprint PCS network. Dual-band/dual-mode handsets allow roaming on wireless networks where Sprint PCS has roaming agreements.

 Access to the Sprint PCS Wireless Web

     We offer and support the recently announced "Sprint PCS Wireless Web" in our territory. The Sprint PCS Wireless Web allows customers with data capable handsets to connect their portable computers or personal digital assistants to the Internet. Sprint PCS customers with data capable handsets also have the ability to receive selected information updates, including stock prices, sports scores and weather reports. Sprint PCS customers with web-browser enabled handsets have the ability to connect to and browse specially designed text-based Internet sites on an interactive basis. Sprint PCS has agreements with Internet companies including AOL, Yahoo!, Amazon.com, Bloomberg.com, CNN Interactive, MapQuest.com, Fox Sports, EBay.com, E-Compare, FTD.com, GetThere.com, Ameritrade, InfoSpace.com, weather.com and barnesandnoble.com to provide services for the Sprint PCS Wireless Web.

 Service Packages

     Sprint PCS offers various pricing options including a fixed number of updates or a bundle of data minutes as add-ons to existing Sprint PCS "Free and Clear" plans or a bundle of minutes for a set price that can be used for either data or voice. Additionally, we will be able to offer local pricing plans tailored to our customers' needs and market interests.

 Advanced Handsets and Longer Battery Life

     We primarily offer a selection of dual-band handsets with various advanced features and technology, such as Internet readiness described in "--Access to the Sprint PCS Wireless Web" above. All handsets are equipped with pre-programmed features such as caller ID, call waiting, phone books, speed dial and last number redial and are sold under the Sprint and Sprint PCS brand names. CDMA handsets weighing approximately five to seven ounces offer up to five days of standby time and approximately four hours of talk time. We also offer dual-band/dual-mode handsets that allow customers to make and receive calls on both personal communications services and cellular frequency bands with the applicable digital or analog technology. These handsets allow roaming on cellular networks where Sprint PCS digital service is not available. When roaming in analog markets, stand-by and talk times are greatly reduced.

 Privacy and Security

     Sprint PCS provides voice transmissions encoded into a digital format with a significantly lower risk of unauthorized use and eavesdropping than analog-based systems. Sprint PCS customers using dual-band/dual-mode handsets in analog mode, such as when roaming, do not have the benefit of digital security.

 Improved Voice Quality

     We believe that, compared to time division multiple access and analog technologies, CDMA technology offers significantly improved voice quality, more powerful error correction, less susceptibility to call fading and enhanced interference rejection, all of which result in fewer dropped calls.

 Simple Activation

     Customers can purchase a Sprint PCS handset at a retail location and activate their service and program the handset by calling Sprint PCS customer care.

 Customer Care

     Sprint PCS provides customer care services to customers based in our territory under our services agreement. Sprint PCS offers customer care 24 hours a day, seven days a week. Customers can call the Sprint PCS toll-free customer care number from anywhere in the country. All Sprint PCS handsets are pre-programmed with a speed dial feature that allows customers to easily reach customer care at any time by dialing "*2". Customers may also check their accounts by dialing "*4" from their Sprint PCS phone. In addition, customers may manage their Sprint PCS accounts through the Internet on the Sprint PCS web site.

 Other Services

     In addition to the above-stated services, and since Sprint is not a local exchange carrier in our territory, we may also offer wireless local loop services throughout our territory. We also believe that new features and services will be developed on the Sprint PCS national network to capitalize on CDMA technology. Sprint PCS conducts ongoing research and development to produce innovative services that are intended to give Sprint PCS a competitive advantage. We expect to benefit from Sprint PCS' research and development, although we may incur additional expenses in modifying our technology to provide these additional features and services.

 Traveling and Roaming

     Sprint PCS Traveling. On-network usage between Sprint PCS and its affiliate markets is referred to as "travel." Sprint PCS traveling includes inbound travel, when a Sprint PCS subscriber based outside of our territory uses our portion of the Sprint PCS network, and outbound travel, when a Sprint PCS subscriber based in our territory uses the Sprint PCS network outside of our territory. Sprint PCS pays us a per minute fee for inbound Sprint PCS travel. Similarly, we pay a per minute fee to Sprint PCS for outbound Sprint PCS travel. Pursuant to our affiliation agreements with Sprint PCS, Sprint PCS has the discretion to change the per minute rate for Sprint PCS inbound travel revenues and outbound travel fees. Currently, outbound travel exceeds inbound travel. We believe this is due to our small network build compared to the extensive builds in the surrounding metropolitan areas. In order to relieve us of the cash outflow that would otherwise occur during our network build-out, our management agreement with Sprint PCS provides that until December 31, 2002 we will not be required to pay more fees for outbound travel than we receive for inbound travel. Because we serve smaller markets adjacent to larger metropolitan areas and due to the large number of recreation and destination points in our markets, we believe inbound travel will exceed outbound travel once we have substantially built out our network.

     Non-Sprint PCS Roaming. Non-Sprint PCS roaming includes both inbound non-Sprint PCS roaming, when a non-Sprint PCS subscriber uses our portion of the Sprint PCS network, and outbound non-Sprint PCS roaming, when a Sprint PCS subscriber based in our territory uses a non-Sprint PCS network. Pursuant to roaming agreements between Sprint PCS and other wireless service providers, when another wireless service provider's subscriber uses our portion of the Sprint PCS network, we earn inbound non-Sprint PCS roaming revenue. These wireless service providers must pay fees for their subscribers' use of our portion of the Sprint PCS network and, as part of our collected revenues under our management agreement with Sprint PCS, we are entitled to 92% of these fees. Currently, pursuant to our services agreement with Sprint PCS, Sprint PCS bills these wireless service providers for these fees. When another wireless service provider provides service to one of the Sprint PCS subscribers based in our territory, we pay outbound non-Sprint PCS roaming fees for that service. Sprint PCS then bills the Sprint PCS subscriber for use of that provider's network at rates specified in his or her contract and pays us 100% of this outbound non-Sprint PCS roaming revenue collected from that subscriber on a monthly basis.

     For a discussion of products and services provided under our management agreement with Sprint PCS, see "Our Agreements with Sprint PCS--The Management Agreement--Products and Services." For a discussion of roaming fees and prices under our management agreement with Sprint PCS, see "Our Agreements with Sprint PCS--The Management Agreement--Service Pricing, Roaming, Travel and Fees."

Marketing

     We use a marketing approach that leverages Sprint PCS' nationwide licenses, brand name and proven strategies which have helped Sprint PCS to become a rapidly growing, leading provider of personal communications services in the United States. Simultaneously, our marketing approach capitalizes on our regional focus and our flexibility, through pricing and marketing enhancements, to respond quickly to changing customer needs.

     Use of Sprint PCS' Brand Name and Marketing. We will continue to build on Sprint PCS' national distribution channels and advertising programs by featuring exclusively and prominently the nationally recognized Sprint and Sprint PCS brand names in our marketing efforts. We expect our customers to perceive and use our personal communications services network, the Sprint PCS national network and its affiliates' networks as a unified national network.

     Pricing. We use Sprint PCS' pricing strategy to offer our customers simple, easy-to-understand pricing plans. Sprint PCS' consumer pricing plans are typically structured with competitive monthly recurring charges for a fixed number of minutes and per-minute rates for excess usage beyond the plan amount. Lower per-minute rates relative to analog cellular providers are possible in part because the CDMA technology that both we and Sprint PCS employ has greater capacity than current analog cellular systems, enabling us to market high-use customer plans at significantly lower prices. Sprint PCS' current national plans typically:

   .  include large local calling areas;

   . offer the option of service features such as voicemail, enhanced caller ID, call waiting, and three-way calling;

   .  include minutes in any Sprint PCS market with no traveling charges;

   .  require no annual contracts;

   . offer a wide selection of feature-rich phones to meet the needs of consumers and businesses; and

   .  provide a limited-time money-back guarantee on Sprint PCS phones.

     In addition, Sprint PCS' "Free and Clear" national calling plans include one additional service option, such as long distance calling from anywhere on the Sprint PCS national network to anywhere in the United States at no additional charge.

     Advertising. We can use the Sprint PCS brand and logo in all of our wireless communications marketing efforts and external communications. Sprint PCS has launched a national advertising campaign to promote its products, and we expect to use the Sprint PCS name and reputation to attract customers more efficiently than we could if we did not have the benefit of the use of the Sprint PCS name.

     In addition, Sprint PCS is a sponsor of numerous selective, broad-based national and regional events. These sponsorships provide Sprint PCS with brand name and product recognition in high profile events, provide a forum for sales and promotional events and enhance our promotional efforts in our territory.

     Local Focus. Our advertising and promotional program is tailored to our territory and may consist of local radio, television, printed collateral, billboards, and newspaper advertising. We are expanding a local sales force to execute our marketing strategy through direct business-to-business contacts, company owned retail stores, local distributors and other channels. Finally, because we can leverage the Sprint PCS brand allowing us to achieve our objectives more efficiently than competitors with lower brand awareness, we will be able to devote more of our resources to local rather than national or brand awareness building communications. See "Our Agreements with Sprint PCS-- The Management Agreement--Advertising and Promotions."

     Bundling of Services. We capitalize on the complete array of communications services offered by bundling Sprint PCS services with other Sprint products, such as long distance and Internet access.

     Customer Segmentation. We have two customer target segments.

   . Consumer Market. We target two consumer market segments: wireless intenders and wireless users. The wireless intender does not currently own or use a wireless phone but believes they will purchase a phone in the next six months, while the wireless user currently subscribes to a wireless service. We prepare appropriate marketing programs to target these customer segments, specifically addressing key service needs including superior clarity, base level services, functional quality and service reliability.

   . Business Market. We target small- to medium-sized business customers with a differentiated, more locally oriented wireless product by highlighting the all-digital nature of Sprint PCS' network, the network's superior quality, capacity and coverage, increased security, and increased functionality through advanced features. Business professional users typically have much higher average minutes of use and are more receptive to lower-priced bundled packages. Our service area has an attractive pool of over 157,000 potential business enterprises, according to U.S. Census County Business Patterns, 1997.

Sales and Distribution

     Our sales and distribution plan mirrors and builds upon Sprint PCS' proven multiple channel sales and distribution plan. We have identified the following six distribution channels that combine traditional cellular channels like retail stores, with more innovative outlets such as web-based sales, to reach our target markets.

   . Sprint PCS retail sales. We operate our own Sprint PCS-branded retail stores within our coverage area, primarily targeting the non-business consumer. We currently have three retail stores and plan to expand to 30 stores by the end of 2004. We will locate our stores in principal metropolitan markets within our territory, providing us with a strong local presence and a high degree of visibility. Our showrooms are designed in accordance with Sprint PCS specifications and branded as Sprint PCS stores.

   . Business-to-business sales. Our direct sales force is focused on business users.

   . Sprint PCS national sales effort. Sprint PCS has an extensive national account marketing program that focuses on the corporate headquarters of Fortune 1,000 companies. Once a Sprint PCS representative reaches an agreement with the corporate headquarters, we service the offices of that corporation on a local basis and record the revenue generated by the corporate client. We reimburse Sprint PCS for certain purchase costs related to those customers. We visit local branches of Sprint PCS' national accounts to reinforce the relationship with Sprint PCS.

   . Indirect sales. Indirect sales is also commonly referred to as the dealer channel. Within our territory, Sprint PCS has approximately 192 retail points of sale under third-party agent agreements, including 83 Radio Shack stores, 23 Ritz Camera stores, 17 K-Mart stores, 17 Staples stores, 14 Office Max stores, six Best Buy stores, five Circuit City Stores, three Tweeter stores, four May Department Stores, one Montgomery Ward store, one TSR Wireless location, one Office Depot store and 17 local agents. Additionally, we have relationships with 12 local independent telephone companies that currently operate in the markets we plan to serve. We intend to capitalize on these relationships to further penetrate our markets.

   . Telemarketing. Sprint PCS operates both inbound and outbound telemarketing services. Sprint PCS' telemarketing efforts are targeted primarily to current or previous Sprint long distance customers. As the exclusive provider of Sprint PCS products and services in our market, we use the national Sprint "1-800-480-4PCS" number campaigns that generate call-in leads. These leads are handled by Sprint PCS' inbound telemarketing group.

   . Alternative sales channels. Sprint PCS launched an Internet web site in December 1998 which contains information on Sprint PCS products and services. We sell personal communications services over Sprint PCS' web site and use Sprint PCS' "phone-in-a-box" program, which enables activation by dialing 1-800-480-4PCS.

Technology

 General

     In the commercial wireless communications industry there are two principal services licensed by the Federal Communications Commission for transmitting two-way, real-time voice and data signals: "cellular" and "personal communications services." In addition, enhanced specialized mobile radio service, a relatively new technology, allows for interconnected two-way real time voice and data services. The Federal Communications Commission licenses these applications, each of which operates in a distinct radio frequency block. Cellular, which uses the 800 megahertz frequency block, was the original form of widely-used commercial wireless voice communications. Cellular systems are predominantly analog-based, but over the last several years cellular operators have started to use digital service in the 800 megahertz frequency block. Digital services have been deployed, as a complement to the analog based services, in most of the major metropolitan markets.

     In 1993, the Federal Communications Commission allocated the 1900 megahertz frequency block of the radio spectrum for wireless personal communications services. Wireless personal communications services differ from traditional analog cellular telephone service principally in that wireless personal communications services systems operate at a higher frequency and employ advanced digital technology. Analog-based systems send signals in which the transmitted signal resembles the input signal, the caller's voice. Digital systems convert voice or data signals into a stream of digits that permit a single radio channel to carry multiple simultaneous transmissions. Digital systems also achieve greater frequency reuse than analog systems, resulting in greater capacity than analog systems. This enhanced capacity, along with enhancements in digital protocols, allows digital-based wireless technologies, whether using wireless personal communications services or cellular frequencies, to offer new and enhanced services, including greater call privacy and more robust data transmission, such as facsimile, electronic mail and connecting notebook computers with computer/data networks.

     Wireless communications systems, whether personal communications services or cellular, are divided into multiple geographic coverage areas, known as "cells." In both personal communications services and cellular systems, each cell contains a transmitter, a receiver and signaling equipment, known as the "base station." The base station is connected by microwave or landline telephone lines to a switch that uses computers to control the operation of the cellular or personal communications services network system. The system:

   . controls the transfer of calls from cell to cell as a subscriber's handset travels;

   .  coordinates calls to and from handsets;

   .  allocates calls among the cells within the system; and

   . connects calls to the local landline telephone system or to a long distance carrier.

     Wireless communications providers establish interconnection agreements with local exchange carriers and interexchange carriers, thereby integrating their system with the existing landline public telecommunications system and the Internet. Because the signal strength of a transmission between a handset and a base station declines as the handset moves away from the base station, the switching office and the base station monitor the signal strength of calls in progress. When the signal strength of a call declines to a predetermined level, the switching office may "hand off" the call to another base station where the signal strength is stronger.

     Wireless digital signal transmission is accomplished through the use of various forms of frequency management technology or "air interface protocols." Personal communications systems operate under one of three principal air interface protocols, code division multiple access, commonly referred to as CDMA, time division multiple access, commonly referred to as TDMA, or global system for mobile communications, commonly referred to as GSM.

     Time division multiple access and global system for mobile communications are both time division multiple access systems but are incompatible with each other. The CDMA system is incompatible with both of those systems. Accordingly, a subscriber of a system that utilizes CDMA technology is unable to use a CDMA handset when traveling in an area not served by CDMA-based wireless personal communications services operators, unless the customer carries a dual-band/dual-mode handset that permits the customer to use the analog cellular system in that area. The same issue would apply to users of the other systems.

     All of the wireless personal communications services operators now have dual-mode or tri-mode handsets available to their customers. Because digital networks do not cover all areas in the country, these handsets will remain necessary for segments of the subscriber base.

 Code Division Multiple Access Technology

     Sprint PCS' national network and its affiliates' networks all use digital CDMA technology. We believe that CDMA technology provides important system performance benefits such as:

   . Greater capacity. We believe, based on studies by manufacturers of CDMA products, that CDMA systems can provide system capacity that is approximately eight to ten times greater than that of current analog technology and approximately three to six times greater than time division multiple access systems and global system for mobile communications systems.

   . Superior voice quality. We believe that CDMA technology provides superior voice quality and reduces background noise.

   . Privacy and security. One of the benefits of CDMA technology is that it combines a constantly changing digital coding scheme with a low power signal to enhance call security and privacy.

   . Soft hand-off. CDMA systems transfer calls throughout the CDMA network using a technique referred to as a soft hand-off, which connects a mobile customer's call with a new cell site while maintaining a connection with the cell site currently in use. CDMA networks monitor the quality of the transmission received by multiple cell sites simultaneously to select a better transmission path and to ensure that the network does not disconnect the call in one cell unless replaced by a stronger signal from another cell site. Analog, time division multiple access technology and global system for mobile communications technology networks use a "hard hand-off" that disconnects the call from the current cell site and connects with a new cell site without any simultaneous connection to both cell sites, which results in more dropped calls.

   . Simplified frequency planning. Frequency planning is the process used to analyze and test alternative patterns of frequency use within a wireless network to minimize interference and maximize capacity. Unlike systems based on time division multiple access technology or global system for mobile communications technology, systems based on CDMA technology can reuse the same subset of allocated frequencies in every cell, substantially reducing the need for costly frequency reuse patterning and constant frequency plan management.

   . Longer battery life. Due to their greater efficiency in power consumption, CDMA handsets can provide longer standby time and more talk time availability when used in the digital mode than handsets using alternative digital or analog technologies.

     While CDMA technology has the inherent benefits discussed above, time division multiple access networks are generally less expensive when overlaying existing analog systems because time division multiple access spectrum usage is more compatible with analog spectrum planning. In addition, global system for mobile communications technology, unlike CDMA technology, allows multi-vendor equipment to be used in the same network. This, along with the fact that global system for mobile communications technology is currently more widely used throughout the world than CDMA technology, provides economies of scale for handset and equipment purchases. A standards process is also underway which will allow wireless handsets to support analog, time division multiple access and global system for mobile communications technologies in a single unit. Currently, there are no plans to have CDMA handsets that also support either the time division multiple access or global system for mobile communications technologies.

Equipment

     We will utilize Sprint PCS' approved vendors to obtain switch and cell site equipment and handsets at estimated savings of up to 30% to 40% of the price we would otherwise pay as a small independent wireless company. We are entitled to these discounts as a result of equipment and handset agreements between Sprint PCS and its suppliers.

   . Cell sites and switch equipment. Currently, we are operating a single 5ESS Lucent switch and related cell site equipment. We have negotiated and completed a contract with Lucent to provide the cell site and switch equipment necessary for the further build-out of our markets.

   . Handsets. We will offer both single-band CDMA and dual-band CDMA/analog multi-network telephone handsets. Handset costs are expensive for the typical consumer and require subsidy, although in the long term, such prices are expected to decline. We expect to continue to subsidize handset costs. All handsets are subject to Sprint PCS discount purchase savings averaging an estimated 30-40% of the wholesale price. In addition, because Sprint PCS is a participant in the handset development process, we expect to gain access to newer handsets earlier than non-Sprint PCS carriers using CDMA technology.

Competition

     We compete with a number of cellular carriers and new personal communications services entrants in each of our markets. These providers in our service area serve different geographic segments but no single carrier provides complete coverage throughout our service territory. The two largest competitors in terms of market coverage are Verizon Wireless, which serves approximately 65% of our markets, and SBC Communications, which serves approximately 30% of our markets. Both of these carriers are cellular operators and have been selectively upgrading their networks to digital technologies. Other smaller competitors include AT&T Wireless which owns cellular licenses and is upgrading its network to time division multiple access technology, Nextel Communications/Nextel partners which primarily targets business customers with its proprietary digital technology and Omnipoint/Voicestream Wireless which is in the process of building a global system for mobile communications network in some of our markets.

     Many of our competitors operate analog or hybrid analog/digital networks and provide coverage that is typically fragmented. Additionally, each of our competitors is different from us in terms of brand recognition, digital coverage, quality of service and feature offered. We, along with Sprint PCS and its other affiliates, will be the only wireless provider in our entire service area offering 100% digital 100% PCS using CDMA technology over a single frequency band on a nationwide network.

     We believe we compete effectively against these wireless competitors primarily by targeting business and personal users who benefit from the voice clarity, reliability and national footprint of the Sprint PCS network. We offer Sprint PCS' nationwide value and competitively priced packages to our customers, which include a variety of advanced features such as caller ID, voice mail, messaging, wireless data and Internet services, call waiting, conference calling, and call forwarding. We will also exercise the flexibility enabled under our management agreement to establish our own pricing programs and promotions tailored to our markets and customer demographics. Since we benefit substantially from Sprint PCS' national "spillover" brand marketing campaigns, we are able to utilize funds, which otherwise would have been designated for creative fees to fund more advertising, to more efficiently attract additional subscribers for advertising dollars expended. Lastly, we will build a state-of-the-art CDMA network that we believe should exceed the coverage, capacity and reliability of our competitors' networks.

     We also face competition from paging, specialized mobile radio and dispatch companies in our markets. Potential users of personal communications services systems may find their communications needs satisfied by other current and developing technologies. In addition, we face competition from resellers that provide wireless services to customers but do not hold Federal Communications Commission licenses or own facilities. The Federal Communications Commission requires all cellular and personal communications services licensees to permit resale of their services. In the future, we expect to face competition from other entities using additional frequencies to be licensed by the Federal Communications Commission for advanced mobile services or providing similar services using other communications technologies, including satellite-based telecommunications and wireless cable systems. Although some of these technologies are currently operational, others are being developed or may be developed in the future.

Properties

     We lease property in a number of locations, primarily for administrative office space, our Sprint PCS stores, cell sites and switching centers. We have leased approximately 22,000 square feet of administrative office space at 220 and 319 Great Oaks Boulevard, Albany, New York for our headquarters. These leases expire with respect to a portion of our headquarters in February 2002 and with respect to the remainder in December 2004. As of March 31, 2000, we leased space on 172 sites, of which we are collocated with other wireless service providers on approximately 40% of these sites. We own property that houses switching equipment which supports our markets. We believe our properties are currently adequate for our business operations.

Employees

     As of May 31, 2000, we had a total of approximately 131 employees, of which 47 are in sales and marketing, 57 are in operations, 10 are in customer service and 17 are in administration. We expect the number of employees to increase steadily as our network expands and as the number of subscribers justifies the addition of new personnel. None of our employees are represented by a labor union or subject to a collective bargaining agreement.

Intellectual Property

     The Sprint diamond design logo is a service mark registered with the United States Patent and Trademark Office. The service mark is owned by Sprint. We use the Sprint and Sprint PCS brand names, the Sprint diamond design logo and other service marks of Sprint in connection with marketing and providing wireless services within our territory. The terms of the trademark and service mark license agreements with Sprint and Sprint PCS provide for the use of the Sprint and Sprint PCS brand names and Sprint service marks.

     Except in instances that are noncompetitive and other than in connection with the national distribution agreements, Sprint PCS has agreed not to grant to any other person a right or license to use the licensed marks in our territory.

     The trademark license agreements contain numerous restrictions with respect to the use and modification of any of the licensed marks. See "Our Agreements with Sprint PCS--The Trademark and Service Mark License Agreements."

                         OUR AGREEMENTS WITH SPRINT PCS

     The transactions defining our relationship with Sprint PCS were completed in a multi-phase closing process. Stage one was completed in December 1999, when we executed an agreement with Sprint PCS to manage the subscribers in our territory and also entered into an interim services agreement with Sprint PCS relating to services that it provides to us. Stage two was completed in January 2000 when we paid Sprint PCS a fee of $32.4 million and began our operations, managing approximately 45,000 subscribers previously managed by Sprint PCS in our territory. Stage three was completed in February 2000 when we occupied retail locations occupied by Sprint PCS. The final stage was completed in March 2000 when we purchased from Sprint PCS its existing wireless infrastructure in our territory, which included all network equipment and 172 operating cell sites covering approximately 1.8 million residents for approximately $84.3 million.

     Our major agreements with Sprint PCS, are:

   .  the management agreement;

   .  the services agreement;

   . two trademark and service mark license agreements with different Sprint entities; and

   .  the interim services agreement.

     The following is a description of the material terms and provisions of our affiliation agreements with Sprint PCS. We have filed the text of our affiliation agreements with Sprint PCS and the consent and agreement as exhibits to the registration statement of which this prospectus is a part.

     Under our affiliation agreements with Sprint PCS, we have the exclusive right to provide wireless services under the Sprint and Sprint PCS brand names in our territory. Sprint PCS holds the spectrum licenses and controls the network through its agreements with us. Our affiliation agreements with Sprint PCS require us to interface with the Sprint PCS wireless network by building our portion of the Sprint PCS network to operate on the 30 megahertz of personal communications services frequencies licensed to Sprint PCS in the 1900 megahertz range. The management agreement has an initial term of 20 years and three 10-year renewal options which would lengthen the contract to a total term of 50 years. The three 10-year renewal terms automatically occur unless we or Sprint PCS provide the other with two years prior written notice to terminate the agreements or unless we are in material default of our obligations under the agreements.

The Management Agreement

     Under our management agreement with Sprint PCS, we have agreed to:

   . own, construct and manage a network in our territory in compliance with Sprint PCS' licenses and the terms of the management agreement;

   . share with Sprint the costs associated with its relocation of interfering microwave sources in our territory;

   . distribute during the term of the management agreement Sprint PCS products and services;

   .  use Sprint PCS' and our own distribution channels in our territory;

   .  conduct advertising and promotion activities in our territory; and

   . manage that portion of Sprint PCS' customer base assigned to our territory.

     Sprint PCS will supervise our personal communications services network operations and has the right to unconditional access to our personal communications services network.

 Exclusivity

     We are designated as the only person or entity that can manage or operate a personal communications services network for Sprint PCS in our territory. Sprint PCS is prohibited from owning, operating, building or managing another wireless mobility communications network in our territory while our management agreement is in place. Sprint PCS is permitted under our agreement to make national sales to companies in our territory and, as required by the Federal Communications Commission, to permit resale of the Sprint PCS products and services in our territory. If Sprint PCS decides to expand the geographic size of our build-out, Sprint PCS must provide us with written notice of the proposed expansion. We have the right to appeal this decision to Sprint PCS' management if the proposed expansion:

   . causes us to incur a cost exceeding 5% of the sum of our equity plus our outstanding long-term debt; or

   . causes our long-term operating expenses to increase by more than 10% on a net present value basis.

     If Sprint PCS denies our appeal and we fail to confirm within 90 days that we will comply with the proposed expansion, Sprint PCS has the termination rights described below.

 Network Build-Out

     The management agreement specifies the terms of the Sprint PCS affiliation, including the required network build-out plan. We have agreed on a minimum build-out plan which includes specific coverage and deployment schedules for the network planned within our service area as depicted in the table below. The aggregate required coverage will result in network coverage of approximately 67% of the population in our territory of 6.2 million by the end of 2003. We have agreed to operate our personal communications services network to provide for a seamless hand-off of a call initiated in our territory to a neighboring Sprint PCS network.

                                              Build-Out Plan By Market
---------------------------------------------------------------------------------------------------------------------
       December          September         October            November           December              December
         2000               2001             2001               2001               2001                  2002
----------------------  ------------ -------------------- ---------------- --------------------- --------------------
Albany/Schenectady, NY  Utica, NY    Binghamton, NY, PA-- Glens Falls, NY  Rockingham County, NH Binghamton, NY, PA--
Orange County, NY       Syracuse, NY Phase I              Poughkeepsie, NY Stratford County, NH  Phase II
                                                                           Burlington, VT--      Burlington, VT--
                                                                           Phase I               Phase II
                                                                           Ithaca, NY            Oneonta, NY--
                                                                           Keene, NH             Phase I
                                                                           Lebanon, NH
                                                                           Manchester, NH
                                                                           Sullivan County, NY
                                                                           Pittsfield, MA
                                                                           Plattsburgh, NY
                                                                           Poughkeepsie, NY--
                                                                           Taconic State Parkway
                                                                           Rutland, VT
                                                                           Elmira, NY, PA
                                                                           Syracuse, NY
                                                                           Watertown, NY

 Products and Services

     The management agreement identifies the products and services that we can offer in our territory. These services include, but are not limited to, Sprint PCS consumer and business products and services available as of the date of the agreement, or as modified by Sprint PCS. We are also allowed to sell wireless products and services that are not Sprint PCS products and services if those additional products and services do not cause distribution channel conflicts or, in Sprint PCS' sole determination, consumer confusion with Sprint PCS' products and services. We may cross-sell services such as long distance service, Internet access, handsets, and prepaid phone cards with Sprint, Sprint PCS and other Sprint PCS affiliates. If we decide to sell the same services of third parties, we must give Sprint PCS an opportunity to provide the services on the same terms and conditions. We can also offer wireless local loop services specifically designed for the competitive local exchange market in all of our markets.

     We will participate in the Sprint PCS sales programs for national sales to customers, and will pay the expenses and receive the compensation from national accounts located in our territory. As a participant in these sales programs, our responsibilities include assisting Sprint PCS' national sales team in our territory in connection with implementing national sales programs, negotiating customer contracts and managing customer accounts. We must use Sprint's long distance service for calls made from within designated portions of our territory to areas outside those designated portions and to connect our network to the national platforms Sprint PCS uses to provide some of its services under our services agreement. We must pay Sprint PCS the same price for this service that Sprint PCS pays to Sprint, along with an additional administrative fee.

 Service Pricing, Roaming, Travel and Fees

     We must offer Sprint PCS subscriber pricing plans designated for regional or national offerings, including Sprint PCS' "Free and Clear" plans. We are permitted to establish our own local pricing plans for Sprint PCS products and services offered only in our territory, subject to Sprint PCS' approval. We are entitled to receive a weekly fee from Sprint PCS equal to 92% of "collected revenues" for all obligations under the management agreement, adjusted by the cost of customer services provided by Sprint PCS. "Collected revenues" include revenue from Sprint PCS subscribers based in our territory and inbound non-Sprint PCS roaming. Sprint PCS will receive 8% of the collected revenues. Collected revenues do not include outbound non-Sprint PCS roaming revenue, inbound and outbound Sprint PCS travel fees, proceeds from the sales of handsets and accessories, proceeds from sales not in the ordinary course of business, and amounts collected with respect to taxes. Except in the case of taxes, we will retain 100% of these revenues. Many Sprint PCS subscribers purchase bundled pricing plans that allow Sprint PCS traveling anywhere on the Sprint PCS network without incremental Sprint PCS travel charges. We will earn revenue from Sprint PCS based on a per minute rate established by Sprint PCS when Sprint PCS' or its affiliates' subscribers travel on our portion of the Sprint PCS network. Similarly, we will pay the same rate for every minute our subscribers in our territory use the Sprint PCS network outside our territory. The analog roaming rate onto a non-Sprint PCS provider's network is set under Sprint PCS' third-party roaming agreements.

 Advertising and Promotions

     Sprint PCS is responsible for all national advertising and promotion of the Sprint PCS products and services. We are responsible for advertising and promotion in our territory. Sprint PCS' service area includes the urban markets around our territory. Sprint PCS will pay for advertising in these markets. Given the proximity of those markets to our territory, we expect considerable spill-over from Sprint PCS' advertising in surrounding urban markets.

 Program Requirements

     We are required to comply with Sprint PCS' program requirements for technical standards, travel, roaming and interservice area calls, customer service standards, national and regional distribution and national accounts programs. Some of these technical standards relate to network up-time, dropped calls, blocked call attempts and call origination and termination failures. We are required to build a network that meets minimum transport requirements established by Sprint PCS for links between our cell sites and switches. We are also required to have minimal loss and echo return loss on our telephone lines. We must meet substantially high network up-time percentages. Also, we must meet a minimum dropped call rate percentage and a minimum ratio of blocked call attempts to total call attempts as well as a minimum ratio of call origination to termination failures. Sprint PCS can adjust the program requirements at any time so long as it gives us at least 30 days prior notice. We have the right to appeal to Sprint PCS' management adjustments which could cause an unreasonable increase in cost to us if the adjustment:

   . causes us to incur a cost exceeding 5% of the sum of our equity plus our outstanding long-term debt, or

   . causes our long-term operating expenses to increase by more than 10% on a net present value basis.

     If Sprint PCS denies our appeal and we fail to confirm within 90 days that we will comply with the adjustment, Sprint PCS has the termination rights described below.

     We have elected to use Sprint PCS' established support services which include customer service. Under our services agreement with Sprint PCS, Sprint PCS may terminate, upon nine months' advance written notice, customer service. We would then be required to establish and operate our own customer service center to, among other things, handle customer inquiries 24 hours a day, 365 days a year, and activate handsets and accounts and handle billing and collections within stringent time guidelines established by Sprint PCS, which may range from 24 to 72 hours.

 Non-Competition

     We may not offer Sprint PCS products and services outside our territory without the prior written approval of Sprint PCS. Within our territory we may offer, market or promote telecommunications products and services only under the Sprint PCS brands, our own brand, brands of related parties of ours or other products and services approved under the management agreement, except that no brand of a significant competitor of Sprint PCS or its related parties may be used for those products and services. To the extent we have or obtain licenses to provide PCS services outside our territory, we may not use the spectrum to offer Sprint PCS products and services without prior written consent from Sprint PCS. Additionally, if customers from our territory travel to other geographic areas, we must route those customers' incoming and outgoing calls according to Sprint PCS' roaming and inter-service area requirements, without regard to any wireless networks that we or our affiliates operate.

 Inability to Use Non-Sprint PCS Brand

     We may not market, promote, advertise, distribute, lease or sell any of the Sprint PCS products and services on a non-branded, "private label" basis or under any brand, trademark or trade name other than the Sprint PCS brand, except for sales to resellers or as otherwise permitted under the trademark and service mark license agreements.

 Change of Control

     Sprint PCS must consent to a change of control of our company, but this consent cannot be unreasonably withheld.

 Assignment

     We cannot assign the Sprint PCS agreements to any person without the prior consent of Sprint PCS, except that we can assign the agreements to any affiliate of ours that is not a significant competitor of Sprint PCS in the telecommunications business.

 Rights of First Refusal

     Sprint PCS has rights of first refusal to buy our assets, without further stockholder approval, upon a proposed sale of all or substantially all of our assets that are used in connection with the operation or management of the Sprint PCS network in our territory.

 Termination of Management Agreement

     The management agreement can be terminated as a result of:

   .  termination of Sprint PCS' personal communications services licenses;

   .  an uncured breach under the management agreement;

   .  bankruptcy of a party to the management agreement;

   . the management agreement not complying with any applicable law in any material respect; or

   . the termination of either of the trademark and service mark license agreements.

     However, Sprint PCS' rights of termination have been modified by the consent and agreement and are discussed more particularly under "Consent and Agreement." The termination or non-renewal of the management agreement triggers certain of our rights and those of Sprint PCS.

 Transfer of Sprint PCS Network

     Sprint PCS can sell, transfer or assign its wireless personal communications services network to a third party if the third party agrees to be bound by the terms of the Sprint PCS agreements.

 Rights on Termination

     If we have the right to terminate the management agreement because of an event of termination caused by Sprint PCS, generally we may:

   . require Sprint PCS to purchase all of our operating assets used in connection with our network for an amount equal to 80% of our entire business value (as defined in the management agreement and described below in "--Rights on Non-Renewal");

   . if Sprint PCS is the licensee for 20 MHz or more of the spectrum on the date of the management agreement, require Sprint PCS to assign to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of:

           . the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS; or

           .  10% of our entire business value; or

   . sue Sprint PCS for damages or submit the matter to arbitration and thereby not terminate the management agreement.

     If Sprint PCS has the right to terminate the management agreement because of an event of termination caused by us, generally Sprint PCS may:

   . require us, without further stockholder approval, to sell our operating assets to Sprint PCS for an amount equal to 72% of our entire business value;

   . require us to purchase, subject to governmental approval, the licensed spectrum for an amount equal to the greater of:

           . the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint; or

           .  10% of our entire business value;

   . take any action Sprint PCS deems necessary to cure our breach of the management agreement, including assuming responsibility for, and operating, our network; or

   . sue us for damages or submit the matter to arbitration and thereby not terminate the management agreement.

 Rights on Non-Renewal

     If Sprint PCS gives us timely notice that it does not intend to renew the management agreement, we may:

   . require Sprint PCS to purchase all of our operating assets used in connection with our network for an amount equal to 80% of our entire business value; or

   . if Sprint PCS is the licensee for 20 MHz or more of the spectrum on the date of the management agreement, require Sprint PCS to assign to us, subject to governmental approval, up to 10 MHz of licensed spectrum for an amount equal to the greater of:

        . the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS; or

        .  10% of our entire business value.

      If we give Sprint PCS timely notice of non-renewal, or we both give notice of non-renewal, or the management agreement is terminated for failure to comply with legal requirements or regulatory considerations or expires by its terms if no notice is provided, Sprint PCS may:

   . purchase all of our operating assets, without further stockholder approval, for an amount equal to 80% of our entire business value; or

   . require us to purchase, subject to governmental approval, the licensed spectrum for an amount equal to the greater of:

        . the original cost to Sprint PCS of the license plus any microwave relocation costs paid by Sprint PCS; or

        .  10% of our entire business value.

      If the entire business value is to be determined, we and Sprint PCS will each select one independent appraiser and the two appraisers will select a third appraiser. Each appraiser must be an expert in valuing wireless telecommunications companies. The three appraisers will determine the entire business value on a going concern basis using the following guidelines:

   . the entire business value will be based on the price a willing buyer would pay a willing seller for the entire on-going business;

   . the appraisers will use then-current customary means of valuing a wireless telecommunications business;

   . the appraisers will value the business as it is conducted under the Sprint and Sprint PCS brands and the Sprint PCS agreements;

   . where Sprint PCS may, or is required to, purchase our operating assets, the appraisers will value the business as if we own the spectrum and frequencies that we actually use. Where we may, or are required to, purchase a portion of Sprint PCS' licensed spectrum, the business will be valued as if we already own that portion of the spectrum and frequencies that we are going to purchase; and

   . the valuation will not include any value for the business not directly related to the Sprint PCS products and services.

      The rights and remedies of Sprint PCS outlined in the management agreement resulting from an event of termination of the management agreement have been materially amended by the consent and agreement as discussed below.

 Insurance

     We are required to obtain and maintain with financially reputable insurers who are licensed to do business in all jurisdictions where any work is performed under the management agreement and who are reasonably acceptable to Sprint PCS, workers' compensation insurance, commercial general liability insurance, business automobile insurance, umbrella excess liability insurance and "all risk" property insurance.

 Indemnification

     We have agreed to indemnify Sprint PCS and its directors, employees and agents and related parties of Sprint PCS and their directors, managers, officers, employees, agents and representatives against any and all claims against any of the foregoing arising from our violation of any law, a breach by us of any representation, warranty or covenant contained in the management agreement or any other agreement between us and Sprint PCS, our ownership of the operating assets or the actions or the failure to act of anyone employed or hired by us in the performance of any work under this agreement, except we will not indemnify Sprint PCS for any claims arising solely from the negligence or willful misconduct of Sprint PCS. Sprint PCS has agreed to indemnify us and our directors, managers, officers, employees, agents and representatives against all claims against any of the foregoing arising from Sprint PCS' violation of any law and from Sprint PCS' breach of any representation, warranty or covenant contained in this agreement or any other agreement between Sprint PCS and us, except Sprint PCS will not indemnify us for any claims arising solely from our negligence or willful misconduct.

The Services Agreement

     The services agreement outlines various fees and back office functions provided by Sprint PCS and available to us at a per-subscriber rate. Some of the available services and fees include:

   . network monitoring through Sprint PCS' network operating control center

   .  billing (including the administration of pre-paid services)

   .  customer care

   .  activation

   .  credit checks

   .  handset logistics

   .  remote switching

   .  home locator record

   .  voice mail

   .  directory assistance

   .  operator services

   .  long distance

   .  roaming fees

   .  roaming clearinghouse fees

   .  interconnect fees

   .  inter service area fees

     The services agreement allows us to discontinue our use of a particular service upon three months notice to Sprint PCS. Sprint PCS may decide to discontinue providing a service upon nine months notice to us. Sprint PCS has agreed to a minimum decline in the aggregate costs of these services.

     Sprint PCS offers three packages of available services. Each package includes services which must be purchased from Sprint PCS and services which may be purchased from a vendor or provided in-house. Our package includes services such as billing, activation and customer care which must all be purchased from Sprint PCS. We have chosen to engage Sprint PCS to perform these services but may develop an independent capability over time. Sprint PCS may also contract with third parties to provide expertise and services identical or similar to those to be made available or provided to us.

     We have agreed not to use the services performed by Sprint PCS in connection with any other business or outside our territory. We have agreed with Sprint PCS to indemnify each other as well as officers, directors, employees and other related parties and their officers, directors and employees for violations of law or the services agreement except for any liabilities resulting from the negligence or willful misconduct of the person seeking to be indemnified or its representatives. The services agreement also provides that no party to the agreement will be liable to the other party for special, indirect, incidental, exemplary, consequential or punitive damages, or loss of profits arising from the relationship of the parties or the conduct of business under, or breach of, the services agreement except as may otherwise be required by the indemnification provisions. The services agreement automatically terminates upon the management agreement's termination, and neither party may terminate the services agreement for any other reason.

The Trademark and Service Mark License Agreements

     We have non-transferable licenses to use, at no additional cost to us, the Sprint and Sprint PCS brand names and "diamond" symbol, and several other U.S. trademarks and service marks of Sprint and Sprint PCS such as "The Clear Alternative to Cellular" and "Clear Across the Nation". Our use of the licensed marks is subject to our adherence to quality standards determined by Sprint and Sprint PCS and use of the licensed marks in a manner which would not reflect adversely on the image of quality symbolized by the licensed marks. We have agreed to promptly notify Sprint and Sprint PCS of any infringement of any of the licensed marks within our territory of which we become aware and to provide assistance to Sprint and Sprint PCS in connection with Sprint's and Sprint PCS' enforcement of their rights. We have agreed with Sprint and Sprint PCS to indemnify each other for losses incurred in connection with a material breach of the trademark license agreements. In addition, we have agreed to indemnify Sprint and Sprint PCS from any loss suffered by reason of our use of the licensed marks or marketing, promotion, advertisement, distribution, lease or sale of any Sprint or Sprint PCS products and services other than losses arising solely out of our use of the licensed marks in compliance with certain guidelines. Sprint and Sprint PCS can terminate the trademark and service mark license agreements if we file for bankruptcy, materially breach the agreement or our management agreement is terminated. We can terminate the trademark and service mark license agreements upon Sprint's or Sprint PCS' abandonment of the licensed marks or if Sprint or Sprint PCS files for bankruptcy or the management agreement is terminated. Sprint and Sprint PCS can assign their interests in the licensed marks to a third party if that third party agrees to be bound by the terms of the trademark and service mark license agreements.

The Interim Services Agreement

     On December 20, 1999, we entered into an interim services agreement pursuant to which Sprint PCS will provide switching services and backhaul at a service level equivalent to that maintained by Sprint PCS in its markets. Under the interim services agreement, Sprint PCS will, until December 31, 2000, provide us with switching services and backhaul from Sprint PCS' Boston, Massachusetts switch. The interim services agreement automatically terminates upon termination of the management agreement.

Consent and Agreement for the Benefit of Lenders Under Our Credit Facilities

     Sprint PCS entered into a consent and agreement with an administrative agent for the senior lenders under our credit facilities that we acknowledged. This agreement modifies Sprint PCS' rights and remedies under our management agreement for the benefit of our lenders.

 General

     The consent and agreement generally provides, among other matters, for the following:

   . Sprint PCS' consent to the pledge of substantially all of our assets to the administrative agent, including our rights under the Sprint PCS affiliation agreements, as collateral for our credit facilities;

   . Sprint PCS and the administrative agent will provide each other with notices of default by us under the Sprint PCS management agreement and senior financing;

   . at the administrative agent's request, Sprint PCS will redirect any payments due to us under the management agreement to the administrative agent during the continuation of our default under our credit facilities;

   . Sprint PCS or the administrative agent will have certain rights to appoint interim replacements to operate our portion of the network under our Sprint PCS affiliation agreements after an acceleration of our credit facilities or an event of termination under our Sprint PCS affiliation agreements;

   . upon the acceleration of our obligations under our credit facilities, the administrative agent or Sprint PCS will have rights to sell our assets or the ownership interests of our operating subsidiaries to any party, and to assign our rights under the Sprint PCS affiliation agreements to a qualified purchaser, which must not be a major competitor of Sprint PCS or Sprint;

   . Sprint PCS will not be able to terminate our Sprint PCS affiliation agreements until our credit facilities are satisfied, unless our subsidiaries or assets are sold or transferred to a non-qualifying party; this sale requires the approval of the administrative agent;

   . Sprint PCS will maintain at least 10 megahertz of PCS services spectrum in all of our markets until our credit facilities are satisfied or our operating assets, including in certain cases spectrum, are sold if we default under our credit facilities; and

   . in the event that Sprint PCS enters into a consent and agreement with the secured lender of another affiliate on terms and conditions different from those provided to the administrative agent, under certain conditions and upon notice to the administrative agent and at the administrative agent's request, Sprint PCS will amend our consent and agreement to adopt the different terms and conditions in whole.

 Sprint PCS' Right to Purchase Operating Assets or Ownership Interests in Our Operating Subsidiaries upon Acceleration

     Subject to the requirements of applicable law and following an acceleration by the administrative agent of our obligations under our credit facilities, the consent and agreement permits Sprint PCS to purchase our operating assets or the interests of our operating subsidiaries on the following general terms:

   .  Sprint PCS elects to make such a purchase within a specified period;
      and

   . the purchase price is the greater of an amount equal to 72% of our entire business value or the amount outstanding under our credit facilities.

     If Sprint PCS gives notice of its intention to exercise its purchase right, then the administrative agent may not foreclose on its security interest in our assets for a specified period or until Sprint PCS rescinds its intention to purchase. If we receive an acceptable written offer for our operating assets or the ownership interests of our operating subsidiaries from another prospective purchaser, Sprint PCS has the right to make the purchase on terms at least as favorable to us. Sprint PCS must agree to purchase the operating assets or the ownership interests of our operating subsidiaries within 14 business days of its receipt of the offer on acceptable conditions and in a prescribed amount of time.

 Sale of Operating Assets or Ownership Interests of Our Operating Subsidiaries to Third Parties

     If Sprint PCS does not purchase our operating assets or the ownership interests of our operating subsidiaries after an acceleration of the obligations under our credit facilities, then the administrative agent may sell the operating assets or ownership interests. Subject to the requirements of applicable law, including the law relating to foreclosures of security interests, the administrative agent has two options:

   . to sell the assets or ownership interests of our operating subsidiaries, including our rights under the Sprint PCS affiliation agreements, to a permitted successor; or

   . to sell the assets or ownership interests to any third party, subject to specified conditions and limitations.

                                  MANAGEMENT

Directors and Executive Officers

     The following table presents information with respect to our directors and executive officers.

Name                      Age Position
Solon L. Kandel.........   40 President, Chief Executive Officer and Director
David L. Standig........   44 Chief Operating Officer
Steven M. Nielsen.......   44 Chief Financial Officer
John P. Hart, Jr........   53 Chief Technology Officer
J.K. Hage III...........   49 Executive Vice President, Secretary, General Counsel and Director
Christopher J. Stadler..   35 Director
Mamoun Askari...........   37 Director
James O. Egan...........   51 Director
Thomas J. Sullivan......   37 Director
Savio W. Tung...........   49 Director
Christopher J. O'Brien..   41 Director
Alfred F. Boschulte.....   57 Director
Brian Kwait.............   39 Director
Harley Ruppert..........   54 Director

     Solon L. Kandel became our President and Chief Executive Officer in May 1999. Mr. Kandel has also been one of our directors since June 1999. From January 1997 until February 1999, he held the positions of President, Chief Executive Officer and member of the board of directors of IDF International, Inc. and its predecessors. Prior to his employment at IDF International, Inc., Mr. Kandel held strategic management positions at AT&T Wireless Services and McCaw Cellular Communications. In these capacities he guided the implementation of personal communications services networks from Maine to Virginia and created innovative programs for acquiring wireless communications site links in bulk deployment throughout the United States. He also helped to build McCaw's cellular markets in the New York metropolitan area.

     David L. Standig became our Chief Operating Officer in June 1999. From January 1998 through March 1999, Mr. Standig was Senior Vice President and Chief Marketing Officer of Triton PCS, Inc., where he directed the creation, implementation and launch of all marketing initiatives for the first AT&T Wireless affiliate. Mr. Standig also held positions at Comcast Cellular from 1990 to 1997, serving as Vice President of Technology Marketing and directing the creation, implementation and launch of all marketing initiatives for the first AT&T Wireless affiliate.

     Steven M. Nielsen became our Chief Financial Officer in May 2000. Most recently, Mr. Nielsen was the Vice President and General Manager of NEXTLINK-Washington, a competitive local exchange carrier, where he supervised all operations, including network build and market launch. Prior to that time Mr. Nielsen spent over 11 years with Sprint and Sprint PCS in key financial positions. As the Sprint PCS Area Vice President for the Northwest, Mr. Nielsen contributed significantly to the rapid early growth of the $10 billion start-up business. He launched Sprint PCS markets and service in Washington and Oregon, managed transitions from plan to rollout by building up large sales and marketing teams and established nearly 500 distribution channels.

     John P. Hart, Jr. became our Chief Technology Officer in June 1999. From February 1998 to June 1999, Mr. Hart was Vice President of Engineering and Operations at NEXTEL Communications, Inc. Mr. Hart directed the design, implementation and operation of NEXTEL's advanced Integrated Digital Enhanced Network System in the New York metropolitan area. From 1992 to 1998, he was Vice President of System Development PCS Engineering and Network Operations at AT&T Wireless Services. Mr. Hart also served as the Vice President of Engineering and Network Operations for McCaw Cellular Communications and has held various engineering positions at AT&T Bell Laboratories, Motorola, and NYNEX Mobile Communications.

     J.K. Hage III became our Executive Vice President, Secretary and General Counsel at our inception. Mr. Hage is also the Managing Partner of Hage and Hobaica, LLP., where he has practiced law for over 20 years primarily in the telecommunications industry. Mr. Hage is Of Counsel to Lukas, Nace, Gutierrez & Sachs Chartered, a Washington D.C. professional corporation organized to practice communications law before the Federal Communications Commission, state utility commissions and the federal courts. Mr. Hage is active in numerous industry associations, including the New York State Telecommunications Association, the Organization for the Preservation and Advancement of Small Telephone Companies, the American Mobile Telecommunications Association, the International Mobile Telecommunications Association, and the New York State Municipal Electric Association. Mr. Hage is a member of the New York State Bar Association Committee on Public Utility Law and the New York State Bar Association Committee on Trusts and Estates.

     Christopher J. Stadler became one of our directors in December 1999. Mr. Stadler has been an executive of Investcorp or one or more of its wholly-owned subsidiaries since April 1996. Prior to joining Investcorp, Mr. Stadler was a Director of CS First Boston Corporation. Mr. Stadler is a director of Carter Holdings, Inc. and its wholly-owned subsidiary, The William Carter Company.

     Mamoun Askari became one of our directors in December 1999. Mr. Askari has been an executive of Investcorp or one or more of its wholly-owned subsidiaries since September 1990. Prior to joining Investcorp, Mr. Askari was an Associate with Deloitte, Haskins & Sells.

     James O. Egan became one of our directors in December 1999. Mr. Egan has been an executive of Investcorp or one or more of its wholly-owned subsidiaries since January 1999. Prior to joining Investcorp, Mr. Egan was a partner in the accounting firm of KPMG from October 1997 to December 1998 and a Senior Vice President and Chief Financial Officer of Riverwood International, a paperboard, packaging and machinery company, from May 1996 to September 1997. Previously, Mr. Egan was a partner in the accounting firm of Coopers & Lybrand L.L.P. (now PricewaterhouseCoopers LLP). Mr. Egan is a director of CSK Auto Corporation, Harborside Healthcare Corporation, Werner Holding Co. (DE), Inc. and Synthetic Industries, Inc.

     Thomas J. Sullivan became one of our directors in December 1999. Mr. Sullivan has been an executive of Investcorp or one or more of its wholly-owned subsidiaries since April 1996. Prior to joining Investcorp, Mr. Sullivan was Vice President and Treasurer of the Leslie Fay Companies, Inc. (now Leslie Fay Company, Inc.). Mr. Sullivan is a director of Werner Holding Co. (DE), Inc.

     Savio W. Tung became one of our directors in December 1999. Mr. Tung has been an executive of Investcorp or one or more of its wholly-owned subsidiaries since September 1984. Mr. Tung is a director of CSK Auto Corporation, Werner Holding Co. (DE), Inc. and Synthetic Industries, Inc.

     Christopher J. O'Brien became one of our directors in December 1999. Mr. O'Brien has been an executive of Investcorp or one or more of its wholly-owned subsidiaries since December 1993. Prior to joining Investcorp, Mr. O'Brien was a Managing Director of Mancuso & Company, a private New York-based merchant bank. Mr. O'Brien is a director of NationsRent, Inc., CSK Auto Corporation, Harborside Healthcare Corporation, Synthetic Industries, Inc. and Carter Holdings, Inc. and its wholly-owned subsidiary, The William Carter Company.

     Alfred F. Boschulte became the chairman of our board of directors in March 1999. Mr. Boschulte is the former President and Chairman of NYNEX Mobile Communications (which merged to form Bell Atlantic Mobile) where he served from 1990 through 1994. Mr. Boschulte is President and Chief Executive Officer of Detecon, Inc., an affiliate of Deutsche Telecom. Detecon is a telecommunications consulting firm specializing in strategic and technical planning for wireline and wireless telecommunications businesses. Previously, Mr. Boschulte was the Managing Director of Excelcomindo, a global system for mobile communications service provider in Indonesia, from January 1996 to December 1997. Prior to Excelcomindo, Mr. Boschulte was the President of TOMCOM, L.P., a wireless joint service organization of AirTouch Communications, Bell Atlantic, NYNEX, US West and their jointly-owned personal communications services businesses.

     Brian Kwait became one of our directors in December 1999. Mr. Kwait has been a Managing Principal of Odyssey Investment Partners, LLC since 1997. Previously, Mr. Kwait was a Principal in the private equity investing group of Odyssey Partners, LP from 1989 to 1996. Mr. Kwait is a director of William Scotsman Holdings, Inc. and PF.Net Communications, Inc.

     Harley Ruppert became one of our directors at our inception. From 1978 to the present, Mr. Ruppert has been employed by Newport Telephone Company, Inc., most recently as President. In 2000, Mr. Ruppert purchased a controlling interest in Newport Telephone Company, Inc. Mr. Ruppert is also President and Chief Executive Officer of NTCNet Inc., the holding company of Newport Telephone Company, Inc., and all subsidiaries of Newport Telephone Company.

Board of Directors

     We currently have 11 directors. Each of our directors was elected to our board of directors pursuant to the terms of a stockholders agreement that we entered into with certain of our stockholders in December 1999. The stockholders agreement contains additional provisions with respect to the election of directors. For a description of these provisions, see "Description of Capital Stock--Stockholders Agreement--Voting."

Compensation of Directors

     Currently, we do not compensate our directors. No director who is one of our employees receives separate compensation for services rendered as a director.

Board Committees

     Our board of directors has established three committees: the compensation committee, the executive committee and the audit/finance committee.

     The compensation committee is responsible for reviewing and approving all compensation arrangements for our officers, and is also responsible for administering our Management Stock Incentive Plan. The current members of the compensation committee are Messrs. Boschulte, Kwait and Stadler.

     The executive committee is responsible for advising and aiding our officers on all matters concerning the management of our business and affairs. The current members of the executive committee are Messrs. Askari, Boschulte, Kandel, Stadler and Sullivan.

     The audit/finance committee is responsible for recommending to the board of directors the engagement of our independent auditors and reviewing with the independent auditors the scope and results of their audits, our internal accounting controls, audit practices and the professional services furnished by the independent auditors. In addition, the audit/finance committee provides budget oversight and reviews capital structure issues. The current members of the audit/finance committee are Messrs. Egan, Ruppert and Sullivan.

Compensation Committee Interlocks and Insider Participation

     None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity of which an executive officer has served as a member of the compensation committee of our board of directors.

Executive Compensation

     The following table sets forth information regarding aggregate cash compensation, stock option awards and other compensation earned by our Chief Executive Officer and our four other most highly compensated executive officers for services rendered in all capacities to us in 1999, collectively referred to as our named executive officers. None of the named executed officers received compensation from us in 1997 or 1998.

                         Summary Compensation Table(1)

                                                                 Long-Term
                                Annual Compensation         Compensation Awards
                         --------------------------------- ----------------------
                                                           Restricted Securities  All Other
                                            Other Annual     Stock    Underlying   Compen-
   Name and Principal     Salary   Bonus   Compensation(2) Awards(3)    Options   sation(4)
        Position         -------- -------- --------------- ---------- ----------- ---------
Solon L. Kandel......... $162,660 $416,667     $   --       $83,333   56,179.7753 $    --
   President and Chief
   Executive Officer
David L. Standig........   87,347  145,833      61,778       29,167   16,853.9326      --
   Chief Operating
   Officer
John P. Hart, Jr. ......   91,682  145,833      78,403       29,167   11,235.9551      --
   Chief Technology
   Officer
J.K. Hage III...........  127,721  300,000         --           --    12,902.6218      --
   Executive Vice
   President and General
   Counsel
John P. Prinner.........   72,596  125,000      33,186       25,000   11,235.9551  450,000
   Former Chief
   Financial Officer

---------------------
(1) Mr. Nielsen, our current Chief Financial Officer, would have been a named executive officer listed in the table above if he had served in his present position with us during 1999. For a description of Mr. Nielsen's compensation, see "--Employment and Professional Services Agreements."
(2) Amounts shown in the column "Other Annual Compensation" include amounts paid in reimbursement of relocation expenses as follows: $53,652 to Mr. Standig, $75,000 to Mr. Hart and $30,740 to Mr. Prinner.
(3) Amounts shown in the column "Long-Term Compensation Awards--Restricted Stock Awards" include shares of stock received, pursuant to management bonus stock purchase agreements, in lieu of bonus amounts payable in 1999. See "--Management Bonus Stock Purchase Agreements." The value of restricted stock holdings at the end of 1999 was calculated by multiplying the number of shares by a value per share of $172.34043 representing the market value of our stock at the end of 1999 as follows: Mr. Kandel, 483.5391 shares valued at $83,333.34; Mr. Standig, 169.2387 shares valued at $29,166.67;
    Mr. Hart, 169.2387 shares valued at $29,166.67; and Mr. Prinner, 145.0617 shares valued at $25,000.00.
(4) Mr. Prinner resigned from his position in January 2000. We and Mr. Prinner entered into a separation agreement pursuant to which we have agreed to make certain payments to Mr. Prinner, as described in "--Employment and Professional Services Agreements--Separation Agreement." The amount shown in the column "All Other Compensation" for Mr. Prinner represents a separation payment of $375,000 and legal expenses paid on Mr. Prinner's behalf in the amount of $75,000.

                          Stock Option Grants In 1999

     The following table sets forth information regarding stock options granted to our named executive officers in 1999, including the potential realizable
value of each grant assuming an initial public offering price of $       per
share that appreciates at annualized rates of 5% and 10% for the ten-year term of the option from the date of grant. The assumed appreciation rates of 5% and 10% have been specified by the Securities and Exchange Commission for illustrative purposes only and are not intended to predict our stock price performance, which will depend on various factors, including market conditions and our future performance and prospects. We have not granted any stock appreciation rights.

                                      Individual Grants
                         -----------------------------------------------
                                                                            Potential
                                                                           Realizable
                                                                              Value
                                                                           at Assumed
                                        Percentage                        Annual Rates
                          Number of      of Total                        of Stock Price
                           Shares        Options                          Appreciation
                         Underlying     Granted to  Exercise             for Option Term
                           Option       Employees  Price (per Expiration ---------------
Name                       Grants        in 1999     share)      Date      5%      10%
----                     -----------    ---------- ---------- ---------- ------- -------
Solon L. Kandel......... 11,235.9551       10.0%   $   43.521   4/30/09
                         44,943.8202       40.0%    172.34043   4/30/09
David L. Standig........ 16,853.9326(1)    15.0%    172.34043  12/20/09
John P. Hart, Jr........ 11,235.9551(1)    10.0%    172.34043  12/20/09
J.K. Hage III........... 12,902.6218       11.5%    172.34043  12/20/09
John P. Prinner......... 11,235.9551(2)    10.0%    172.34043  12/20/09

---------------------
(1) A portion of these options vest upon the achievement of performance-based targets.
(2) Pursuant to his separation agreement, Mr. Prinner retained fully vested options to purchase 5,148.6843 shares and forfeited his remaining options. Because Mr. Prinner's retained options are exercisable until January 1, 2003, the amounts shown in the column "Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term" have been calculated using a term commencing on December 20, 1999 and ending on January 1, 2003.

     The percentage shown under "Percentage of Total Options Granted to Employees in 1999" is based on an aggregate of 112,340.8245 options granted to our employees and our General Counsel in 1999. The exercise price of each option granted was equal to the fair market value of our stock as determined by the board of directors on the date of grant.

                          Year-End 1999 Option Values

     The following table sets forth information regarding the number and value of securities underlying unexercised options that are held by each of our named executive officers at December 31, 1999. No shares were acquired on the exercise of stock options by these individuals during 1999.

     Amounts shown under the column "Value of Unexercised In-the-Money Options at December 31, 1999" are based on an assumed initial public offering price of
$    per share, without taking into account any taxes that may be payable in connection with the exercise of options, multiplied by the number of shares underlying the option, less the exercise price payable for these shares.

                             Number of Securities           Value of Unexercised
                            Underlying Unexercised          In-the-Money Options
                         Options at December 31, 1999       at December 31, 1999
                         -------------------------------  -------------------------
   Name                   Exercisable    Unexercisable    Exercisable Unexercisable
   ----                  --------------  ---------------  ----------- -------------
   Solon L. Kandel....      28,089.8877      28,089.8876
   David L. Standig...       5,056.1798      11,797.7528
   John P. Hart, Jr...       3,370.7865       7,865.1686
   J.K. Hage III......       6,161.0487       6,741.5731
   John P. Prinner....       3,370.7865       7,865.1686

Management Stock Incentive Plan

     Our Management Stock Incentive Plan was adopted by our board of directors and stockholders in December 1999. The purpose of the plan is to attract and retain the services of our key management employees, outside directors and consultants by providing those persons with a proprietary interest in us. The plan allows us to provide that proprietary interest through the grant of:

   . incentive stock options within the meaning of Section 422 of the Internal Revenue Code;

   .  nonqualified stock options;

   .  stock appreciation rights; and

   .  restricted stock.

     A total of     shares may be issued under the plan. As of June 12, 2000,
an aggregate of        shares were subject to outstanding options granted under
the plan, and     shares were available for future grants. The maximum number of shares with respect to which awards may be granted to any individual may not exceed 16,853.9326 shares during any calendar year.

     Our compensation committee administers the plan and is authorized, subject to the provisions of the plan, to grant awards and establish rules and regulations as it deems necessary for the proper administration of the option plan and to make whatever determinations and interpretations it deems necessary or advisable. The compensation committee has authority to determine:

   .  to whom awards are granted;

   .  the number of shares subject to an award;

   .  the term and vesting period of the award;

   . the exercise or purchase price of an award (which price, in the case of incentive options, may not be less than the fair market value of the stock on the date of grant, or 110% of fair market value if the option recipient owns more than 10% of the total voting power of our capital stock);

   . any restrictions on sale and repurchase rights which are to be placed on shares purchased upon exercise of an award; and

   . other terms, provisions, limitations and performance requirements approved by the committee, but not inconsistent with the plan.

     The exercise price for each option may be paid in cash, or if permitted by the applicable option agreement or the compensation committee, with surrendered shares of stock or through a procedure involving a broker-assisted sale of option shares which have been held for at least six months. The maximum term of incentive stock options is ten years and nonqualified stock options may have a term of up to ten years and 30 days. No awards may be granted under the plan after December 20, 2009.

Employment and Professional Services Agreements

     Employment Agreements. We entered into employment agreements in December 1999 with Messrs. Kandel, Standig and Hart and in May 2000 with Mr. Nielsen. The term of each agreement ends on December 31, 2002.

     Mr. Kandel is entitled to receive an annual base salary of $300,000 in 2000, $325,000 in 2001 and $350,000 in 2002. Messrs. Standig and Hart each received an annual base salary of $175,000 for the first four months of 2000 and are entitled to receive, along with Mr. Nielsen, an annual base salary of $200,000 for the remainder of 2000, $205,000 in 2001 and $210,000 in 2002.

     In addition, Messrs. Kandel, Standig, Hart and Nielsen are each eligible to receive an annual bonus of up to 100% of their current base salary, or 90% in the case of Mr. Kandel, upon the achievement of performance-based targets set by our board of directors. Each officer's bonus is calculated by multiplying his potential bonus by the percentage of his performance-based target that he achieves. No bonus will be paid to an officer if he does not achieve at least 75% of his performance-based target. Mr. Kandel is eligible for an additional achievement bonus of up to 90% of his current base salary based upon the board of directors' discretionary evaluation of his performance. Pursuant to the terms of their agreements, Mr. Kandel received an aggregate bonus of $500,000 and Messrs. Standig and Hart each received a bonus of $175,000 in 1999.

     Mr. Kandel is entitled to a monthly car allowance of $1,500 and an annual allowance of $10,000 for estate planning, financial planning and investment advisory services. We have also agreed to lease residential housing for Mr. Kandel at a cost of up to $2,000 per month or, at Mr. Kandel's option, the monthly maintenance costs of purchasing a residence at a maximum purchase price of $300,000. We have also agreed to lease residential housing for Mr. Nielsen at a cost of up to $1,500 per month until August 2000 and to reimburse him up to $100,000 for relocation costs.

     If we terminate any of these employment agreements for other than cause or disability, we are required to pay the officer, in addition to accrued bonus amounts and benefits, the lesser of (1) his base salary for the remainder of the term of his employment agreement or (2) the base salary he would be entitled to receive if he remained employed for the 12-month period following the termination date, or the 18-month period in the case of Mr. Kandel.

     Professional Services Agreement. We have a professional services agreement with Mr. Hage under which Mr. Hage is an independent contractor serving as our Executive Vice President, General Counsel, Secretary and Chief Legal Officer. The professional services agreement was effective as of December 20, 1999 and extends until December 31, 2002. Mr. Hage may engage in other professional or business activities (including activities in the telephone, wireless, fiber, Internet and cable television businesses) if such activities do not actually and materially conflict with our business interests. We will pay Mr. Hage an hourly fee of $200 for a total of no more than 2,000 billable hours per annum for all legal services performed personally by Mr. Hage.

     Mr. Hage may receive an annual success bonus of up to $300,000 based upon a reasonable discretionary evaluation by our board of directors of Mr. Hage's individual performance. Mr. Hage received a bonus of $300,000 for 1999. We will reimburse Mr. Hage for all reasonable and necessary business expenses incurred or paid, to the extent such expenses are reasonably substantiated and documented. Pursuant to a stock option agreement, Mr. Hage has received options for 12,902.6218 shares of stock.

     The professional services agreement will terminate upon written notice by either party. If we terminate Mr. Hage's engagement, we are required to pay Mr. Hage any unpaid fees and benefits that he earned through the date of termination.

     Separation Agreement. In connection with Mr. Prinner's resignation on January 31, 2000, we entered into a separation agreement with Mr. Prinner. Pursuant to the separation agreement, we agreed to pay Mr. Prinner $375,000 and to pay legal expenses of $75,000 on Mr. Prinner's behalf. We also agreed to repurchase 978.3950 shares of stock held by Mr. Prinner for a total purchase price of $168,616.89. Mr. Prinner retained vested options to purchase 5,148.6843 shares of stock at an exercise price of $172.34043 per share and forfeited his remaining options. Mr. Prinner's retained options are exercisable until January 1, 2003.

Option Agreements

     In connection with their employment agreements, we granted stock options to Messrs. Kandel, Standig and Hart as shown in the table contained in "-- Executive Compensation--Stock Option Grants in 1999." In connection with Mr. Nielsen's employment agreement, we granted to Mr. Nielsen options to purchase 11,235.9551 shares of stock, a portion of which vest upon the achievement of performance-based targets. The options held by Mr. Kandel will become immediately exercisable upon a change of control of our company or if his employment is terminated without cause or for death, disability or retirement. The options held by Messrs. Standig, Hart, Hage and Nielsen will become immediately exercisable upon a change of control, but only if a certain annual rate of return has occurred on an investment in our stock. To the extent only a portion of the annual rate of return has been achieved, a pro rata portion of the unexercisable options will become exercisable.

Management Bonus Stock Purchase Agreements

     In December 1999, pursuant to management bonus stock purchase agreements, one of our affiliates sold shares of stock to Messrs. Kandel, Standig, Hart and Prinner at a price per share of $172.34043 as follows:

                                                                      Total
Name                                             Number of Shares Purchase Price
----                                             ---------------- --------------
Solon L. Kandel.................................     483.5391       $83,333.34
David L. Standig................................     169.2387        29,166.67
John P. Hart, Jr................................     169.2387        29,166.67
John P. Prinner.................................     145.0617        25,000.00

     Messrs. Kandel, Standig, Hart and Prinner each made payment of the purchase price by withholding a portion of his bonus payable for 1999 pursuant to his employment agreement. We repurchased the 145.0617 shares held by Mr. Prinner in connection with his separation agreement.

Management Warrants

     Also in December 1999, we issued warrants to our named executive officers to purchase a total of 12,400 shares of stock at an exercise price of $172.3404 per share as follows:

Name                                                            Number of Shares
----                                                            ----------------
Solon L. Kandel................................................      2,480
David L. Standig...............................................      2,480
John P. Hart, Jr...............................................      2,480
J.K. Hage III..................................................      2,480
John P. Prinner................................................      2,480

     Pursuant to its terms, Mr. Prinner's warrant automatically terminated upon his resignation in January 2000. The terms of the management warrants are described in "Description of Capital Stock--Description of Warrants." In May 2000, we issued a warrant to Mr. Nielsen to purchase 2,480 shares of stock at an exercise price of $172.3404 per share.

                              CERTAIN TRANSACTIONS

     We have engaged in the following transactions with our directors, officers and holders of more than 5% of our voting securities and their respective affiliates since 1997.

Management Stock Purchases

     In December 1999, pursuant to a management stock purchase agreement, we issued 833.3333 shares of our stock to Mr. Hage at a price per share of $172.34043 for a total purchase price of $143,617.02.

     In March 2000, pursuant to management stock purchase agreements, one of our affiliates sold shares of our stock to Messrs. Standig and Hart at a price per share of $172.34043 as follows:

                                                                      Total
Name                                             Number of Shares Purchase Price
----                                             ---------------- --------------
David L. Standig................................     833.3333      $143,617.02
John P. Hart, Jr................................     833.3333       143,617.02

     Concurrently with their stock purchases, we issued to each of Messrs. Standig and Hart options to purchase 1,666.6667 shares of stock at an exercise price of $172.34043 per share.

     Messrs. Standig and Hart each received a loan from our subsidiary, Independent Wireless One, in the principal amount of $143,617.02 to fund the cost of purchasing their shares. Each officer's loan is collateralized by the shares purchased by the officer in addition to his rights in the stock option granted to him in 2000. Mr. Standig's loan is payable on September 1, 2000 and bears interest at a rate of 10.75% per annum. Mr. Hart's loan is payable on January 1, 2003 and bears interest, payable annually, at the prime rate announced by The Chase Manhattan Bank from time to time.

Stockholders Agreement

     We have entered into a stockholders agreement with certain of our initial investors. The stockholders agreement grants registration rights with respect to shares of our capital stock held by these investors and contains agreements regarding how the investors will vote in the election of our directors. For a description of these provisions, see "Description of Capital Stock-- Stockholders Agreement." The stockholders agreement also provides that certain of our stockholders who are independent telephone companies will use their commercially reasonable efforts to strategically augment our network build-out program and imposes certain terms and conditions on these efforts. For a description of our build-out plan, see "Business--Markets and Build-Out Plan."

Transactions with Directors

     During 1997 and 1998, Independent Wireless One obtained marketing, information technology, and management consulting services from Detecon, Inc., and AFB Consulting, Inc., each an affiliate of one of our directors, Alfred F. Boschulte. Independent Wireless One incurred fees payable to Detecon of approximately $125,000 in 1998 and $123,000 in 1999 and incurred fees payable to AFB Consulting of approximately $297,000 in 1999.

     In December 1999, we issued to Mr. Boschulte vested options to purchase 11,235.9551 shares of stock at an exercise price of $43.521 per share. The option granted to Mr. Boschulte was made in exchange for Mr. Boschulte's option to acquire a 1% equity interest in Independent Wireless One Corporation, which option was granted to him in August 1999. At the same time, we also issued to Mr. Boschulte 148.3441 shares of our stock at a price per share of $172.34043 for a total purchase price of $25,565.69.

     Independent Wireless One has used the services of the law firm of Hage and Hobaica, LLP. J.K. Hage III, a member of Hage and Hobaica, serves as our Secretary, General Counsel and Executive Vice President and is one of our directors and stockholders. We incurred legal fees payable to Hage and Hobaica of approximately $61,000 in 1997, $273,000 in 1998 and $1,116,000 in 1999.

     In December 1999, we issued 577.4293 shares of our stock to Mr. Hage at a price per share of $172.34043 for a total purchase price of $99,514.41, and 30,000.0000 shares to his affiliate Cedar Familia LLC in exchange for 2,051 shares of the common stock of Independent Wireless One held by Cedar Familia. In addition, we granted to Cedar Familia LLC a warrant to purchase 3,942.8571 shares of our stock at an exercise price of $172.34043 per share.

Management Consulting Services and Credit Financings

     In December 1999, Independent Wireless One entered into a five-year agreement with Investcorp International, Inc., an affiliate of Investcorp, for management advisory and consulting services pursuant to which Independent Wireless One prepaid Investcorp International a fee of approximately $5.0 million. Also in December 1999, Independent Wireless One paid Odyssey Investment Partners, LLC a transaction fee of $1.5 million.

     In connection with the senior credit facilities, Independent Wireless One paid Investcorp International a loan advisory fee of approximately $3.5 million.

             REGULATION OF THE WIRELESS TELECOMMUNICATIONS INDUSTRY

Federal Regulation

     The Federal Communications Commission can have a substantial impact upon entities that manage and/or provide personal communications services and systems, fixed wireless and other telecommunications services because the Federal Communications Commission regulates the licensing, construction, operation, purchase and interconnection arrangements of telecommunications systems in the United States.

     The Federal Communications Commission has promulgated, or is in the process of promulgating, a series of rules, regulations and policies to, among other things:

   . grant or deny licenses for personal communications services frequencies;

   .  grant or deny personal communications services license renewals;

   . grant or deny consent for assignments and/or transfers of control of personal communications services licenses;

   . govern the interconnection of personal communications services networks with other wireless and landline service providers;

   . possibly facilitate the offering of calling party pays as an optional wireless service for consumers;

   .  establish access and universal service funding provisions;

   . impose fines and forfeitures for violations of any of the Federal Communications Commission's rules; and

   . regulate the technical standards of personal communications services networks.

     The Federal Communications Commission currently prohibits a single entity from having a combined attributable interest of 20% or greater in any license in broadband personal communications services, cellular and specialized mobile radio, commonly referred to as SMR, totaling more than 45 megahertz in any metropolitan area, or more than 55 megahertz in any rural area, as such areas are defined by the Federal Communications Commission. Interests held by passive institutional investors, small companies and rural telephone companies are not usually deemed attributable for purposes of this prohibition if these interests do not exceed 40%.

 Transfers and Assignments of Wireless Personal Communications Services
 Licenses

     The Federal Communications Commission must give prior approval to the assignment of, or transfers involving, substantial changes in ownership or control of a personal communications services license. This means that we and our stockholders will receive advance notice of any and all transactions involved in transferring control of Sprint PCS or the assignment of some or all of the personal communications services licenses held by Sprint PCS. Non-controlling interests in an entity that holds a personal communications services license or operates personal communications services networks generally may be bought or sold without prior Federal Communications Commission approval. In addition, a recent Federal Communications Commission order requires only post-consummation notification of certain pro forma assignments or transfers of control.

 Conditions of Wireless Personal Communications Services Licenses

     All personal communications services licenses are granted for ten year terms conditioned upon timely compliance with the Federal Communications Commission's build-out requirements. Pursuant to the Federal Communications Commission's build-out requirements, all 30 megahertz broadband personal communications services licensees must construct facilities that offer coverage to one-third of the population within five years and to two-thirds of the population within ten years, and all 10 megahertz broadband personal communications services licensees must construct facilities that offer coverage to at least one-quarter of the population within 5 years or make a showing of "substantial service" within that five year period. If the build-out requirements are not met, personal communications services licenses could be forfeited. The Federal Communications Commission also requires licensees to maintain control over their licenses. Our affiliation agreements with Sprint PCS reflect a management agreement that the parties believe meets the Federal Communications Commission requirements for licensee control of licensed spectrum. If the Federal Communications Commission were to determine that our affiliation agreements with Sprint PCS need to be modified to increase the level of licensee control, we have agreed with Sprint PCS to use our best efforts to modify the agreements necessary to cause the agreements to comply with applicable law and to preserve to the extent possible the economic arrangements set forth in the agreements. If the agreements cannot be modified, the agreements may be terminated pursuant to their terms. In addition to revoking the licenses, the Federal Communications Commission could impose monetary penalties on us.

     Personal communications services licensees must comply with microwave relocation rules. For a period of up to ten years after the grant of a personal communications services license (subject to extension), a personal communications services licensee will be required to share spectrum with existing licensees that operate specified fixed microwave systems which exist within the personal communications services licensee's markets. To secure a sufficient amount of unencumbered spectrum to offer our personal communications services efficiently, we may need to negotiate agreements to relocate many of these existing licensees and may need to pay for the relocation of these existing licensees. In places where relocation is necessary to permit offering of our personal communications services, any delay in the relocation of these licensees may adversely affect our ability to commence timely commercial operation of our personal communications services. In an effort to balance the competing interests of existing microwave users and newly authorized personal communications services licensees, the Federal Communications Commission has adopted a transition plan to relocate these microwave operators to other spectrum blocks and a cost sharing plan so that if the relocation of an incumbent benefits more than one personal communications services licensee, the benefiting personal communications services licensees will share the costs of the relocation. For the licenses our network uses, this transition plan allows most microwave users to operate in the personal communications services spectrum for a two-year voluntary negotiation period and an additional one-year mandatory negotiation period. For public safety entities dedicating a majority of their system communications for police, fire or emergency medical services operations, the voluntary negotiation period is three years, with a two-year mandatory negotiation period. Parties unable to reach agreement within these time periods may refer the matter to the Federal Communications Commission for resolution, but the existing microwave user is permitted to continue its operations until final Federal Communications Commission resolution of the matter. The transition and cost sharing plans expire in April 2005, at which time remaining incumbents in the personal communications services spectrum will be responsible for their costs to relocate to alternate spectrum locations. We believe that we are in compliance with applicable spectrum relocation requirements enacted by the Federal Communications Commission.

 Wireless Personal Communications Services License Renewal

     Wireless personal communications services licensees can renew their licenses for additional ten year terms. Wireless personal communications services renewal applications are not subject to auctions. However, under the Federal Communications Commission's rules, third parties may oppose renewal applications and/or file competing applications. If one or more competing applications are filed, a renewal application will be subject to a comparative renewal hearing. The Federal Communications Commission's rules afford personal communications services renewal applicants involved in comparative renewal hearings with a "renewal expectancy." The renewal expectancy is the most important comparative factor in a comparative renewal hearing and is applicable if the personal communications services renewal applicant has:

   .  provided "substantial service" during its license term; and

   .  substantially complied with all applicable laws and Federal
      Communications Commission rules and policies.

The Federal Communications Commission's rules define "substantial service" in this context as service that is sound, favorable and substantially above the level of mediocre service that might minimally warrant renewal.

 Interconnection

     The Federal Communications Commission has the authority to order interconnection between commercial mobile radio services providers and any other common carrier. The Federal Communications Commission has ordered local exchange carriers to provide reciprocal compensation to commercial mobile radio services and providers for the termination of traffic. We will negotiate interconnection agreements for the Sprint PCS network in our market area with Bell Atlantic, GTE and several smaller local telephone companies. Interconnection agreements are negotiated on a state-wide basis. If an agreement cannot be reached, parties to interconnection negotiations can submit outstanding disputes to state authorities for arbitration. Negotiated interconnection agreements are subject to state approval. The states' regulatory commissions must consider applications for approval in a manner consistent with the terms of the federal Communications Act of 1934, as amended. The Federal Communications Commission rules, as well as the state arbitration proceedings, will directly impact the nature and cost of the facilities necessary for interconnection of the Sprint PCS systems with local, national and international telecommunications networks. These agreements will determine the nature and amount of revenues we and Sprint PCS can receive for terminating calls originating on the networks of local exchange and other telecommunications carriers.

 Other Federal Communications Commission Requirements

     In June 1996, the Federal Communications Commission adopted rules that prohibit broadband personal communications services providers from unreasonably restricting or disallowing resale of their services or unreasonably discriminating against resellers. Resale obligations are scheduled to expire in November 2002. These resale requirements and their expiration may affect the number of resellers competing with us and Sprint PCS in various markets. The Federal Communications Commission recently decided that these prohibitions apply to services, but not to equipment such as handsets, whether sold alone or in bundled packages.

     The Federal Communications Commission also adopted rules in June 1996 that require local exchange and most commercial mobile radio services providers, to program their networks to allow customers to change service providers without changing telephone numbers, which is referred to as service provider local number portability. By November 2002, commercial mobile radio services providers are required to offer full number portability without impairment of quality, reliability, or convenience when switching service providers, including the ability to support roaming throughout their networks. The Federal Communications Commission currently requires most commercial mobile radio services providers to be able to deliver calls from their networks to ported numbers anywhere in the country, and to contribute to the Local Number Portability Fund. Implementation of wireless service provider full number portability will require personal communications services providers like us and Sprint PCS to purchase more expensive switches and switch upgrades. However, it will also enable existing cellular customers to change to personal communications services without losing their existing wireless telephone numbers, which should make it easier for personal communications services providers to market their services to existing cellular users.

     In June 1996, the Federal Communications Commission adopted rules requiring broadband and other commercial mobile radio services providers to implement enhanced 911 capabilities. Full compliance with the rules must occur by October 1, 2001.

     In June 1999, the Federal Communications Commission initiated a regulatory proceeding seeking comment from the public on a number of issues related to competitive access to multiple-tenant buildings, including the following: the Federal Communications Commission's tentative conclusion that the Communications Act of 1934, as amended, requires utilities to permit telecommunications service providers access to rooftop and other rights-of-way in multiple tenant buildings under just, reasonable and nondiscriminatory rates, terms and conditions; and whether building owners that make access available to a telecommunications service provider should be required to make access available to all other telecommunications service providers on a nondiscriminatory basis, and whether the Federal Communications Commission has the authority to impose such a requirement. This proceeding could affect the availability and pricing of sites for our antennas and those of our competitors.

     The Federal Communications Commission also requires that aggregate radio wave emissions from every site location meet certain standards. Although we believe that our existing networks meet these standards, a site audit may reveal the need to reduce or modify emissions at one or more sites. This would increase our costs and have a material adverse affect on our operations. In addition, these regulations will also affect site selection for new network build-outs and may increase the costs of building out our network. The increased costs and delays from these regulations may have a material adverse affect on our operations.

 Communications Assistance for Law Enforcement Act

     The Communications Assistance for Law Enforcement Act, or CALEA, enacted in 1994 requires personal communications service and other telecommunications service providers to meet capability and capacity requirements needed by federal, state and local law enforcement to preserve their electronic surveillance capabilities. Wireless personal communications services providers must comply with the current industry CALEA capability standard by June 30, 2000, and with recently adopted additions by September 30, 2001. Several carriers, including Sprint PCS, have filed petitions with the Federal Communications Commission for extension of the deadline for compliance. The Federal Communications Commission has stated that petitioners that provide timely and sufficient information to permit a preliminary and expeditious determination that compliance with the current deadline is not reasonably achievable through application of technology available within the compliance period may receive an extension of this deadline. At present, most personal communications services providers are ineligible for federal reimbursement for the software and hardware upgrades necessary to comply with the CALEA capability and capacity requirements, but several bills pending in Congress may expand reimbursement rights if they are enacted and an appellate court is reviewing the requirements. In addition, the Federal Bureau of Investigation has been discussing with the industry options for reducing or waiving CALEA compliance requirements in geographic areas with minimal or nonexistent electronic surveillance needs.

     The Federal Communications Commission is considering petitions from numerous parties to establish and implement technical compliance standards pursuant to CALEA requirements. In sum, CALEA capability and capacity requirements are likely to impose some additional switching and network costs upon us, Sprint PCS and other wireless entities.

 Other Federal Regulations

     We must bear the expense of compliance with Federal Communications Commission and Federal Aviation Administration regulations regarding the siting, lighting and construction of transmitter towers and antennas. In addition, Federal Communications Commission environmental regulations may cause some of our cell site locations to become subject to the additional expense of regulation under the National Environmental Policy Act. The Federal Communications Commission is required to implement the National Environmental Policy Act by requiring service providers to meet land use and radio frequency standards.

 Review of Universal Service Requirements

     The Federal Communications Commission and the states are required to establish a universal service program to ensure that affordable, quality telecommunications services are available to all Americans. Sprint PCS is required to contribute to the federal universal service program as well as existing state programs. The Federal Communications Commission has determined that Sprint PCS' contribution to the federal universal service program is a variable percentage of end-user telecommunications revenues and is approximately 5.5% for the third quarter of 2000. Although many states are likely to adopt a similar assessment methodology, the states are free to calculate telecommunications service provider contributions in any manner they choose as long as the process is not inconsistent with the Federal Communications Commission's rules. At the present time it is not possible to predict the extent of the Sprint PCS total federal and state universal service assessments or its ability to recover from the universal service fund. However, some wireless entities are seeking state commission designation as eligible telecommunications carriers, enabling them to receive federal and state universal service support, and are preparing to compete aggressively with wireline telephone companies for universal service revenue.

State Regulation of Wireless Service

     Section 332 of the Communications Act preempts states from regulating the rates and entry of commercial mobile radio service providers. Section 332 does not prohibit a state from regulating the other terms and conditions of commercial mobile services, including consumer billing information and practices, billing disputes and other consumer protection matters. However, states may petition the Federal Communications Commission to regulate those providers and the Federal Communications Commission may grant that petition if the state demonstrates that market conditions fail to protect subscribers from unjust and unreasonable rates or rates that are unjustly or unreasonably discriminatory, or when commercial mobile radio service is a replacement for landline telephone service within the state. To date, the Federal Communications Commission has granted no such petition. To the extent we provide fixed wireless service, we may be subject to additional state regulation.

Partitioning; Disaggregation

     The Federal Communications Commission's rules allow broadband personal communications services licensees to partition their market areas and/or to disaggregate their assigned spectrum and to transfer partial market areas or spectrum assignments to eligible third parties.

Equal Access

     Wireless providers are not required to provide equal access to common carriers for toll services. However, the Federal Communications Commission is authorized to require unblocked access to toll carriers subject to certain conditions.

                             PRINCIPAL STOCKHOLDERS

     The following table presents information regarding the beneficial ownership of our common stock as of June 12, 2000, and as adjusted to reflect the sale of our common stock offered by this prospectus, by:

   . each person, or group of affiliated persons, who is known by us to beneficially own 5% or more of our common stock;
   .  each of our named executive officers;
   .  each of our directors; and
   .  all current directors and executive officers as a group.

     Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of stock subject to options that are currently exercisable or exercisable within 60 days of June 12, 2000 are deemed outstanding for purposes of computing the percentage ownership of any person. These shares, however, are not considered outstanding when computing the percentage ownership of any other person. Except as indicated in the footnotes to this table and pursuant to state community property laws, each stockholder named in the table has sole voting and investment power for the shares shown as beneficially owned by them. Percentage of ownership before this offering is based on 1,009,686.6299 shares of common stock outstanding on June 12, 2000 and assumes the conversion of all of our outstanding shares of our capital stock into shares of common stock. Percentage of ownership after this offering is
based on     shares of common stock to be outstanding after completion of this offering and assumes no exercise of the underwriters' over-allotment option.

                                                                     Percentage of
                                                                      Ownership(1)
                                Number             Options        --------------------
                              of Shares          Included in      Before the After the
                          Beneficially Owned Beneficial Ownership  Offering  Offering
Name of Beneficial Owner  ------------------ -------------------- ---------- ---------
Investcorp S.A(2).......     203,743.6481        16,668.8200         20.2%
SIPCO Limited(3)........     203,743.6481        16,668.8200         20.2%
Odyssey Investment
   Partners Fund,
   LP(4)................     123,302.4660                --          12.2%
Investcorp IWO Limited
   Partnership(5).......     121,616.1443        20,090.8000         12.0%
Wireless IIP
   Limited(6)...........      64,273.5000                --           6.4%
Solon L. Kandel(7)......      34,319.6686        33,836.1295          3.3%
David L. Standig(7).....       9,334.3662         8,331.7942            *
John P. Hart, Jr.(7)....       6,844.4991         5,841.9271            *
J.K. Hage III(8)........      38,950.9094         6,540.1468          3.8%
John P. Prinner(9)......       5,148.6843         5,148.6843            *
Christopher J.
   Stadler(10)..........              --                 --           --
Mamoun Askari(10).......              --                 --           --
James O. Egan(10).......              --                 --           --
Thomas J. Sullivan(10)..              --                 --           --
Savio W. Tung(10).......              --                 --           --
Christopher J.
   O'Brien(10)..........              --                 --           --
Alfred J.
   Boschulte(11)........      11,384.2992         8,938.2138          1.1%
Brian Kwait(12).........     123,302.4660                --          12.2%
Harley Ruppert(13)......      33,335.6171                --           3.3%
All directors and
   executive officers as
   a group (13
   persons).............     265,874.6154        71,891.0012         24.6%

---------------------
 * Less than 1%.
 (1) We have entered into a stockholders agreement with certain of our stockholders with respect to the voting, and in certain circumstances the disposition, of the shares of our capital stock. See "Description of Capital Stock--Stockholders Agreement." All such stockholders may be deemed to be a control group for such purposes, and each stockholder may thus be deemed to beneficially own all shares owned by all other such stockholders. Because we believe that it more accurately reflects ownership of our capital stock, this table does not reflect shares which may be deemed to be beneficially owned by any entity solely by virtue of the stockholders agreement.
 (2) Investcorp does not directly own any of our stock. The number of shares of stock shown as beneficially owned by Investcorp includes all of the shares beneficially owned by Investcorp Investment Equity Limited, Alloway Limited, Carrigan Limited, Frankfort Limited, Paugus Limited, Equity IWO Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited and Zinnia Limited. Investcorp Investment Equity Limited is a Cayman Islands corporation and a wholly-owned subsidiary of Investcorp. Investcorp owns no stock in Alloway Limited, Carrigan Limited, Frankfort Limited, Paugus Limited, Equity IWO Limited, Ballet Limited, Denary Limited, Gleam Limited, Highlands Limited, Noble Limited, Outrigger Limited, Quill Limited, Radial Limited, Shoreline Limited or Zinnia Limited, each of which is a Cayman Islands corporation, or in the beneficial owners of these entities. Investcorp may be deemed to share beneficial ownership of the shares held by these entities because the entities have entered into revocable management services or similar agreements with an affiliate of Investcorp, pursuant to which each such entity has granted such affiliate the authority to direct the voting and disposition of the shares owned by such entity for so long as such agreement is in effect. The number of shares of stock shown as beneficially owned by Investcorp also includes 118,194.1641 shares beneficially owned by Investcorp IWO Limited Partnership, including 16,668.8200 shares of outstanding stock that Investcorp IWO Limited Partnership has the right, pursuant to an option, to acquire from other stockholders. Investcorp owns a majority economic ownership interest in and is the sole general partner of Investcorp IWO Limited Partnership, a Cayman Islands limited partnership. Investcorp is a Luxembourg corporation with its address at 37 rue Notre-Dame, Luxembourg.
 (3) SIPCO Limited may be deemed to control Investcorp through its ownership of a majority of a company's stock that indirectly owns a majority of Investcorp's shares. SIPCO Limited's address is P.O. Box 1111, West Wind Building, George Town, Grand Cayman, Cayman Islands.
 (4) Includes 580.2469 shares owned by Odyssey Coinvestors, LLC, an affiliate of Odyssey Investment Partners Fund, LP. The address of Odyssey Investment Partners Fund, LP is 280 Park Avenue, 38th Floor, New York, New York 10017.
 (5) Includes 20,090.8000 shares of outstanding stock that Investcorp IWO Limited Partnership has the right, pursuant to an option, to acquire from other stockholders. The address of Investcorp IWO Limited Partnership is P.O. Box 1111, George Town, Grand Cayman, Cayman Islands, British West Indies.
 (6) The address of Wireless IIP Limited is P.O. Box 1111, George Town, Grand Cayman, Cayman Islands, British West Indies.
 (7) The address of each of Messrs. Kandel, Standig and Hart is c/o IWO Holdings, Inc., 319 Great Oaks Boulevard, Albany, New York 12203.
 (8) Includes 30,000 shares held by Cedar Familia LLC, an affiliate of J.K. Hage III. Mr. Hage's address is c/o Hage and Hobaica, LLP, 610 Charlotte Street, Utica, New York 13501.
 (9) Mr. Prinner's address is 6 Musket Lane, Redding, Connecticut 06896.
(10) The address of each of Messrs. Stadler, Askari, Egan, Sullivan, Tung and O'Brien is c/o Investcorp International, Inc., 280 Park Avenue, 37th Floor, New York 10017.
(11) Mr. Boschulte's address is c/o Detecon, Inc., 10700 Parkridge Boulevard, Suite 100, Reston, Virginia 20191.
(12) Consists of 122,722.2191 shares held by Odyssey Investment Partners Fund, LP and 580.2469 shares held by Odyssey Coinvestors, LLC. Mr. Kwait is a general partner or general member of Odyssey Investment Partners Fund, LP and Odyssey Coinvestors, LLC. Mr. Kwait may be deemed to have beneficial ownership of the shares because he shares voting and investment power with respect to the shares. Mr. Kwait disclaims beneficial ownership of all of the shares. Mr. Kwait's address is c/o Odyssey Investment Partners, LLC, 280 Park Avenue, 38th Floor, New York, New York 10017.
(13) Consists of 33,335.6171 shares held by Newport PCS Inc., an affiliate of Mr. Ruppert. Mr. Ruppert's address is c/o Newport PCS Inc., P.O. Box 201, Bridge Street, Newport, New York 13416.

                      DESCRIPTION OF CERTAIN INDEBTEDNESS

Senior Secured Credit Facilities

     On December 20, 1999, we entered into $240.0 million of senior secured credit facilities with The Chase Manhattan Bank as a lender and also as the administrative agent for the other lenders under the facilities.

     The credit facilities provide for a:

     . $70.0 million revolving credit commitment which expires on March 31, 2008;

     . $120.0 million term loan A commitment which expires on March 31, 2002;
       and

     . $50.0 million term loan B commitment which was fully funded on March 31, 2000.

     Our ability to draw under the revolving credit and the term loan A commitments is conditioned upon the receipt of certain additional financing. Before we can borrow under these lines of credit, we must receive at least $100.0 million from any combination of borrowings under our bridge loan commitment or the issuance of our debt or equity securities. This additional financing condition must be satisfied by June 30, 2000. We are in discussions with our lenders regarding this requirement.

     The term loan A commitment will be reduced by the amount by which the aggregate principal amount of the term loan A drawn by September 30, 2000 is less than $30 million, by March 31, 2001 is less than $60 million and by September 30, 2001 is less than $90 million.

     The proceeds of term loan B were used to help finance our purchase from Sprint PCS of network assets in our territory on March 31, 2000.

     Term loan A will mature on March 31, 2008 and term loan B will mature on September 30, 2008.

     We must repay term loan A in 17 consecutive quarterly installments beginning on March 31, 2004. The first quarterly payment is $2.0 million; each of the next two quarterly installments is $3.0 million; each of the next four installments is $4.8 million; each of the next four installments is $7.2 million; each of the next four installments is $10.0 million; and each of the last two quarterly installments is $12.0 million.

     We must repay term loan B in 19 consecutive quarterly installments. Each of the first 16 quarterly payments is $250,000; the following quarterly payment is $5.0 million; the next quarterly payment is $10.0 million; and the final payment at maturity is $31.0 million.

     Generally, amounts repaid under the revolving credit facility may be re-borrowed until its termination on March 31, 2008.

     Interest on the term loans accrues, at our option, either at:

   .  a eurodollar-based rate; or

   . an alternative base rate, which is the greatest of the prime rate as specified in the credit facility, the base CD rate as specified in the credit facility plus 1%, or the federal funds rate plus 1/2%;

     plus the following margin percentages:

                                                          Eurodollar- Alternate
                                                             Based    Base Rate
                                                             Loans      Loans
                                                          ----------- ---------
    Term loan A..........................................    3.25%      2.25%
    Term loan B..........................................    3.75%      2.75%
    Revolving credit loans...............................    3.25%      2.25%

     After we demonstrate positive earnings before interest, taxes, depreciation, amortization and other adjustments for four consecutive fiscal quarters, the margin percentage may be reduced to vary between 0.50% and 2.00% for alternate base rate loans and 1.50% and 3.00% for eurodollar-based loans depending on our ratio of debt to earnings before interest, taxes, depreciation, amortization plus other adjustments.

     Interest on any overdue amounts accrues at a rate per annum equal to 2% above the rate otherwise applicable.

     In connection with the credit facilities, we deposited $8.0 million as a compensating balance with the commercial lenders of the facilities. The compensating balance must be maintained until the credit facilities are repaid in full.

     The credit facilities require us to pay a quarterly commitment fee for the unused portion of the facilities. The commitment fee varies between an annual rate of 0.75% and 1.25% of the unused commitments. The rate is calculated by dividing the sum of the outstanding amounts of revolving credit loans and term loan A by the sum of the revolving credit commitments, the outstanding amount of term loan A and the unused term loan A commitment. If the ratio resulting from this calculation is less than 33%, then the annual rate is 1.25%; if the ratio is equal to or greater than 33% but less than 66%, then the annual rate is 1.00%; if the ratio is equal to or greater than 66%, then the annual rate is 0.75%. We are also required to pay a separate agent's fee to the administrative agent.

     We must repay the term loans, and the term loan A and, in certain instances, the revolving credit commitments will be reduced, in an aggregate amount equal to:

   .  50.0% of excess cash flow in each fiscal year;

   . 100.0% of the net proceeds of specified asset sales in excess of $2 million or that occur six months following the last application of asset sale net proceeds as provided in the credit agreement, except to the extent not otherwise reinvested in telecommunications assets;

   . 100.0% of the net cash proceeds of specified incurrence of indebtedness; and

   . 100.0% of the net cash proceeds of specified issuances of equity securities, other than proceeds from this offering.

     Our credit facilities are collateralized by a perfected security interest in substantially all of our tangible and intangible assets, including an assignment of our affiliate agreements with Sprint PCS and a pledge of all of the capital stock of our subsidiaries. We have guaranteed all of the obligations under the credit facilities.

     The credit facilities contain customary covenants, including covenants limiting indebtedness, dividends and distributions on, and redemptions and repurchases of, capital stock and other similar payments, and the acquisition and disposition of assets. The credit facilities also require that we comply with specified financial covenants, including interest coverage ratios, fixed charge coverage ratios and total and senior indebtedness to total capital ratios. We must also comply with other specified covenants including coverage of a specified percentage of the population in our market areas and maintenance of a minimum number of subscribers. Our credit facilities provide for customary events of default, including judgment defaults and events of bankruptcy. Upon the occurrence of an event of default, our lenders may declare our obligations due and payable.

     Under a commitment letter dated December 17, 1999, we may borrow up to $100.0 million. Interest would be payable quarterly and is tied to the London Interbank Offering Rate, the Treasury rate or an index based on rates for high yield debt. The bridge loan would be subordinated to our senior credit facilities. We were required to pay a fee of $1.0 million upon obtaining the commitment and will be required to pay a fee of 1.25% per annum of amounts available under the commitment and 1.5% of any amounts we may borrow under the commitment. We have not borrowed any amounts under the commitment. The commitment terminates upon the earlier of the issuance of at least $100.0 million of our debt or equity securities or June 30, 2000. We are currently discussing a possible extension of the commitment with our lenders.

                          DESCRIPTION OF CAPITAL STOCK

     The following description of our capital stock and some of the provisions of our amended and restated certificate of incorporation and bylaws and other agreements to which we and our stockholders are parties is only a summary and is qualified by the provisions of the amended and restated certificate of incorporation, bylaws and such other agreements, and the provisions of applicable law.

General

     Upon the filing of our amended and restated certificate of incorporation upon the closing of this offering, our authorized capital stock will consist of
    shares of common stock, $0.01 par value per share, and     shares of
preferred stock, $0.01 per share.

     Prior to the closing of this offering our outstanding capital stock consisted of Class A, Class B, Class C and Class D stock, each share of which will be converted into one share of common stock immediately prior to the closing of this offering. As of June 12, 2000, we had 1,009,686.6299 outstanding shares of capital stock held by 69 holders of record, and had reserved 128,386.5237 shares of stock for issuance upon exercise of outstanding options and 40,000 shares for issuance upon exercise of outstanding warrants.

Common Stock

     Holders of common stock are entitled to one vote per share in the election of directors and on all other matters on which stockholders are entitled or permitted to vote. Holders of common stock are not entitled to vote cumulatively for the election of directors. Holders of common stock are entitled to receive proportionally any dividends declared by our board of directors, subject to any preferential dividend rights of outstanding preferred stock.

     Holders of common stock have no redemption, conversion, preemptive or other subscription rights. There are no sinking fund provisions relating to our common stock. In the event of the liquidation, dissolution or winding up of our company, holders of common stock are entitled to share ratably in all of our assets, if any, remaining after satisfaction of our debts and liabilities. The outstanding shares of common stock are, and the shares of the common stock offered by this prospectus will be, when issued and paid for, validly issued, fully paid and nonassessable.

Preferred Stock

     Under our certificate of incorporation, our board of directors is authorized, subject to limitations prescribed by law, to issue shares of preferred stock in one or more series without further stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, of each series of preferred stock.

     The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances.

The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting stock.

Stockholders Agreement

     We have entered into a stockholders agreement with certain of our initial investors. The stockholders agreement, which will remain in effect after this offering, grants registration rights with respect to shares of our stock held by these initial investors and contains agreements regarding how the initial investors will vote in the election of our directors.

 Voting

     All of our current directors were elected pursuant to the stockholders agreement.

     The stockholders agreement contains the following voting agreements:

   . Until the date on which certain international investors arranged by Investcorp collectively own less than 50% of the shares initially held by them, certain initial investors will vote in the same manner in which the shares held by the Investcorp investors are voted in any election of directors to our board.

   . Until the date on which the founders of Independent Wireless One collectively own less than 25% of the shares initially held by them, the Investcorp investors will vote in favor of three directors designated by the founders in any election of directors to our board. The founder-designated directors are currently Alfred F. Boschulte, J.K. Hage III and Harley Ruppert. Pursuant to the stockholders agreement, none of the founder-designated directors may be removed from our board without the approval of a majority of the initial investors.

   . Until the date on which Odyssey Investment Partners Fund, LP and its affiliates collectively own less than 50% of the shares initially held by them, the Investcorp investors will vote in favor of one director designated by Odyssey in any election of directors to our board. The Odyssey-designated director is currently Brian Kwait.

   . Until the date on which the founders collectively own less than 25% of the shares initially held by them, we will vote to elect the members of our board of directors to the board of directors of Independent Wireless One.

 Registration Rights

     The stockholders agreement provides certain of our stockholders with registration rights as set forth below.

     Demand Registration. At any time after December 1, 2000, Investcorp investors representing a specified minimum percentage of the stock held by them may, on up to two occasions, request that we register their shares pursuant to the Securities Act. In addition, any Investcorp investor may request at any time that we register their shares pursuant to the Securities Act using an abbreviated registration form if we are eligible to use such abbreviated registration form, but no more than once during any 12-month period, and only if the registration would involve an offering size of at least $2 million. The stockholders agreement imposes limitations on both types of demand registration rights. In addition, the other stockholders who are parties to the stockholders agreement may request that their shares also be included when the Investcorp investors initiate a demand registration. The stockholders agreement contains provisions for determining which shares will be included in a registration in the event the underwriters in the offering decide, for marketing reasons, to limit the number of shares that may be included in the registration.

     Piggyback Registration Rights. In any registration initiated by us for the sale of securities for our own account, stockholders who are entitled to have shares registered pursuant to the stockholders agreement may request that their shares be included in the registration. The underwriters in the offering may decide, for marketing reasons, to limit the number of shares that may be included in the registration, in which case the shares proposed to be sold by us would have priority over any shares with respect to which stockholders request registration. No stockholders entitled to piggyback registration rights are participating in this offering.

 Lock Up

     The Investcorp investors and the initial investors have agreed that they will not transfer their shares, except in limited circumstances, until the earlier of:

   .  18 months following the closing of this offering; or

   . the closing of a transaction resulting in a change of control of our company.

     However, they may sell up to 10% of the shares that they own on the date of the closing of this offering 12 months after such date.

Description of Warrants

     In December 1999, we issued warrants to purchase an aggregate of 40,000 shares of our stock at an exercise price of $172.34043 per share. Warrants to purchase a total of 27,600 shares were issued to the founders of Independent Wireless One and warrants to purchase a total of 12,400 shares were issued to our named executive officers. The names of the warrant holders who are named executive officers and the number of shares covered by their warrants are set forth in "Management--Management Warrants." In addition, in May 2000, we issued a warrant to purchase 2,480 shares of our stock to Steven M. Nielsen, our Chief Financial Officer, at an exercise price of $172.34043. The number of shares that may be purchased pursuant to the warrants and the exercise price of the warrants are subject to adjustment for changes in our capitalization such as stock splits or dividends.

     The warrants will become immediately exercisable in the instances described below. As used below, an "approved sale" means a transaction that results in a change of economic ownership of our company of greater than 50 percent, whether pursuant to a sale of our stock, a sale of substantially all of our assets or a merger or consolidation.

     Each warrant will vest as to half the shares covered by it upon the earlier to occur of the following:

   . immediately prior to an approved sale if (1) the approved sale enables the initial investors to realize in cash an amount greater than two times their initial investment and (2) this amount represents a 40 percent annual return on their initial investment; and

   . if an initial public offering has occurred, 90 days following the sale by the initial investors of at least 50 percent of their initial investment if (1) the investors have realized in cash an amount greater than one-and-a-half times their investment and (2) this amount, together with the amount the investors could realize in a public sale of their remaining shares, represents a 40 percent annual return on their initial investment.

     Each warrant will vest as to the remaining shares covered by it upon the earlier to occur of the following:

   . immediately prior to an approved sale if (1) the approved sale enables the initial investors to realize in cash an amount greater than three times their initial investment and (2) this amount represents a 60 percent annual return on their investment; and

   . if an initial public offering has occurred, 90 days following the sale by the initial investors of at least 50 percent of their initial investment if (1) the investors have realized in cash an amount greater than three times their investment and (2) this amount, together with the amount the investors could realize in the public sale of their remaining shares, represents a 60 percent annual return on their initial investment.

     The warrants issued to both the founders and our named executive officers will terminate automatically upon the occurrence of an approved sale unless the board of directors provides for their continuance or such provision is made in connection with the approved sale. The warrants issued to our named executive officers will also terminate automatically in December 2009 if no approved sale has occurred by then, and will terminate earlier if the officer ceases to be employed with us.

Delaware Law

     We are subject to the provisions of Section 203 of the Delaware General Corporation Law. The provisions of Section 203 may make it more difficult to acquire us by means of a tender offer, a proxy contest or otherwise or to remove incumbent officers and directors. These provisions are expected to discourage types of coercive takeover practices and inadequate takeover bids and to encourage persons seeking to acquire control of us to first negotiate with us. We believe that the disadvantages of discouraging these proposals are outweighed by the increased protection of our potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us because, among other things, the negotiation of such proposals could result in an improvement of their terms.

     In general, the statute prohibits us from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date that the person became an interested stockholder, unless one of the following conditions is satisfied:

   . Prior to the date that the person became an interested stockholder, the transaction or business combination that resulted in the person becoming an interested stockholder is approved by the board of directors;

   . Upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of our outstanding voting stock; or

   . On or after the date that the person became an interested stockholder, the business combination is approved by our board of directors and by the holders of at least two-thirds of our outstanding voting stock, excluding voting stock owned by the interested stockholder.

     Generally, a "business combination" includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the stockholder. Subject to certain exceptions, an "interested stockholder" is a person who together with that person's affiliates and associates owns, or within the previous three years did own, 15% or more of our voting stock.

Provisions of Our Certificate of Incorporation and Bylaws That May Prevent Takeovers

     Our amended and restated certificate of incorporation and amended and restated bylaws, which will take effect upon the closing of this offering, contain provisions that may delay, defer or prevent a change in control of our company and make it more difficult to remove our management.

     Our certificate of incorporation will provide that only the board of directors may fix the number of directors. Our bylaws will provide that a stockholder may nominate directors only if the stockholder delivers written notice to us 60 days in advance of an annual meeting, or within ten days after the date of notice or our public disclosure of a special meeting involving the election of directors and will limit the manner in which stockholders may make proposals at stockholder meetings. Our bylaws will provide that directors may be removed from office only for cause and only by the vote of holders of 75% of our outstanding voting stock.

     Our certificate of incorporation and bylaws will provide that any action required or permitted to be taken by our stockholders may be taken only at a duly called annual or special meeting of stockholders, and may not be taken by written consent. Special meetings may be called only by the chairman of the board of directors, the President or the board of directors. These provisions could have the effect of delaying a vote on stockholder actions that are favored by a majority of our stockholders until the next annual stockholders meeting. These provisions may also discourage another person or entity from making an offer to stockholders to purchase their stock.

     Our certificate of incorporation will provide that the bylaws may be amended or repealed by the board of directors, or by the holders of at least 75% of our outstanding voting stock. Our certificate of incorporation will require the approval of the holders of at least two-thirds of our outstanding voting stock to amend or repeal any of the provisions of the certificate of incorporation described above.

     The foregoing provisions, together with the ability of the board of directors to issue preferred stock without further stockholder action, may delay or frustrate the removal of incumbent directors or the completion of transactions that would be beneficial, in the short term, to our stockholders. The provisions may also discourage or make more difficult a merger, tender offer, other business combination or proxy contest, the assumption of control by a holder of a large block of our securities or the removal of incumbent management, even if these events would be favorable to the interests of our stockholders.

     Our certificate of incorporation will require us to indemnify our directors and officers to the fullest extent permitted by law. In addition, as permitted by Delaware law, the certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of certain fiduciary duties as a director, except that a director will be personally liable for:

   . acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;

   . the payment of dividends or the redemption or purchase of stock in violation of Delaware law;

   .  any breach of his or her duty of loyalty to us or our stockholders; or

   . any transaction from which the director derived an improper personal benefit.

Certain Provisions of the Sprint PCS Agreements

     Pursuant to our management agreement with Sprint PCS, under specific circumstances and without further stockholder approval, Sprint PCS may purchase our operating assets or capital stock for 72% or 80% of our entire business value, which includes the value of our right to use the spectrum licenses, our business operations and other assets more fully described in "Our Agreements with Sprint PCS--The Management Agreement." In addition, Sprint PCS must approve any change of control of our ownership and consent to any assignment of our management agreement with Sprint PCS. Sprint PCS has a right of first refusal if we decide to sell our operating assets to a third party. We are also subject to a number of restrictions on the transfer of our business including a prohibition on the sale of our company or our operating assets to competitors of Sprint or Sprint PCS. These restrictions and other restrictions in our management agreement with Sprint PCS may limit our ability to sell the business and may have a substantial anti-takeover effect.

Transfer Agent and Registrar

     The transfer agent and registrar for the common stock is       .

                        SHARES ELIGIBLE FOR FUTURE SALE

     Prior to this offering, there has been no market for our common stock. Future sales of substantial amounts of our common stock in the public market could adversely affect prevailing market prices. Furthermore, because only a limited number of shares will be available for sale shortly after the consummation of this offering due to contractual and legal restrictions on resale, as described below, sales of substantial amounts of common stock in the public market after the restrictions lapse could adversely affect the prevailing market price of the common stock and our ability to raise equity capital in the future. Upon completion of this offering, we will have
outstanding an aggregate of     shares of common stock, assuming no exercise of
the underwriters' over-allotment option and after giving effect to the conversion of all of our outstanding shares of capital stock into shares of common stock. Of these shares, all of the shares sold in this offering will be freely tradeable without restriction or further registration under the Securities Act, except that any shares purchased by our affiliates may generally only be sold in compliance with the limitations of Rule 144 described below.

Sales of Restricted Shares; Options

     All of the shares of common stock sold in this offering will be freely tradeable under the Securities Act, unless purchased by our affiliates, as defined by the Securities Act. In general, under Rule 144 as currently in effect, a person or persons whose shares are aggregated, including an affiliate, who has beneficially owned restricted stock for at least one year is entitled to sell, within any three-month period, a number of shares of stock that does not exceed the greater of one percent of the then outstanding shares of common stock, or the average weekly trading volume in the common stock during the four calendar weeks preceding the date on which notice of that sale is filed. In addition, under Rule 144(k), a person who is not an affiliate and has not been an affiliate for at least three months prior to the sale and who has beneficially owned shares of restricted stock for at least two years may resell those shares without compliance with the foregoing requirements. In meeting the one and two year holding periods described above, a holder of restricted stock can include the holding periods of prior owners who were not an affiliate.

     Additional shares of common stock are available for future grants under our Stock Option Plan. See "Management--Management Stock Incentive Plan." We intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and common stock issuable pursuant to our benefit plans that do not qualify for an exemption under Rule 701 from the registration requirements of the Securities Act. We expect to file these registration statements as soon as practicable following the closing of this offering, and these registration statements are expected to become effective upon filing. Shares covered by these registration statements will be eligible for sale in the public market subject to the lock-up agreements described below, to the extent applicable.

Lock-Up Agreements

     We and all of our current stockholders, members of senior management and directors have agreed, pursuant to lock-up agreements, that during the period beginning from the date of this prospectus and continuing and including the date 180 days after the date of this prospectus, they will not, directly or indirectly offer, pledge, sell, contract to sell, grant any option, right or warrant to purchase, or otherwise dispose of any shares of common stock, including but not limited to any common stock or securities convertible into or exercisable or exchangeable for common stock which may be deemed to be beneficially owned in accordance with the rules and regulations of the Securities and Exchange Commission or enter into any swap or other agreement that transfers, in whole or in part, the economic consequence of ownership of common stock, or make any demand for, or exercise any right with respect to, the registration of common stock or any securities convertible into or exercisable or exchangeable for common stock, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation.

     Following the lock-up period, approximately     shares of common stock
will become eligible for sale, subject to compliance with Rule 144 of the Securities Act as described above.

Registration Rights

     After December 1, 2000, holders of approximately     shares of our common
stock that are restricted securities will be entitled to require us to register sales of their shares with the Securities and Exchange Commission pursuant to a stockholders agreement. For a description of the registration rights provisions of the stockholders agreement, see "Description of Capital Stock--Stockholders Agreement--Registration Rights."

                                  UNDERWRITING

     Subject to the terms and conditions of an underwriting agreement, dated
      , 2000, the underwriters named below, who are represented by Donaldson, Lufkin & Jenrette Securities Corporation, Chase Securities Inc., Deutsche Bank Securities Inc., First Union Securities, Inc., UBS Warburg LLC and DLJdirect Inc. have severally agreed to purchase from IWO Holdings, Inc. the number of shares of common stock shown opposite their names below.

                                                                          Number
                                                                            of
Underwriters                                                              Shares
------------                                                              ------
Donaldson, Lufkin & Jenrette Securities Corporation......................
Chase Securities Inc.....................................................
Deutsche Bank Securities Inc.............................................
First Union Securities, Inc.
UBS Warburg LLC..........................................................
DLJdirect Inc............................................................
                                                                           ----
  Total..................................................................
                                                                           ====

     The underwriting agreement provides that the obligations of the several underwriters to purchase and accept delivery of the shares of common stock offered by this prospectus are subject to the approval by their counsel of legal matters and other conditions. The underwriters must purchase and accept delivery of all of the shares of common stock offered by this prospectus, other than those shares covered by the over-allotment option described below, if any are purchased.

     The underwriters propose initially to offer some of the shares of common stock directly to the public at the public offering price on the cover page of this prospectus and some of these shares of common stock to dealers, including the underwriters, at the public offering price less a concession not in excess
of $      per share. The underwriters may allow, and these dealers may re-
allow, a concession not in excess of $      per share on sales to other
dealers. After the initial offering of the common stock to the public, the representatives of the underwriters may change the public offering price and other selling terms.

     We have granted to the underwriters an option, exercisable within 30 days
after the date of this prospectus, to purchase up to           additional
shares of common stock at the initial public offering price less underwriting discounts and commissions. The underwriters may exercise this option solely to cover over-allotments, if any, made in connection with the offering. To the extent that the underwriters exercise this option, each underwriter will become obligated, under conditions specified in the underwriting agreement, to purchase its pro rata portion of the additional shares based on that underwriter's percentage underwriting commitment as indicated in the preceding table.

     The following table shows the underwriting fees to be paid by us in this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional shares of common stock.

                                                                  No      Full
                                                               Exercise Exercise
                                                               -------- --------
    Per Share.................................................
    Total.....................................................

     We will pay the offering expenses, estimated to be $     .

     We, our officers and directors and all of our stockholders have agreed, for a period of 180 days after the date of this prospectus, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, not to:

    . offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of or otherwise dispose of or transfer directly or indirectly any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock; or

    . enter into any swap or other arrangement that transfers all or a portion of the economic consequences of ownership of the common stock, whether any such transaction described above is to be settled by delivery of common stock or other securities, in cash or otherwise.

     The underwriting agreement contains limited exceptions to these lock-up agreements.

     An electronic prospectus is available on the web site maintained by DLJdirect Inc., an affiliate of Donaldson, Lufkin & Jenrette Securities Corporation.

     We have agreed to indemnify the underwriters against specified civil liabilities, including liabilities under the Securities Act, or to contribute to payments that the underwriters may be required to make because of these liabilities.

     Prior to the offering, there has been no established trading market for the common stock. We and the underwriters negotiated the initial public offering price for the shares of common stock offered by this prospectus. The factors considered in determining the public offering price included:

    . the history of and the prospects for the industry in which we compete;

    .  our past and present operations;

    .  our historical results of operations;

    .  our prospects for future earnings;

    . the recent market prices of securities of generally comparable companies; and

    . the general condition of the securities markets at the time of the offering.

     We have applied for quotation on the Nasdaq National Market under the symbol "IONE".

     In connection with this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot the offering, creating a syndicate short position. The underwriters may bid for and purchase shares of common stock in the open market to cover a syndicate short position or to stabilize the price of the common stock. In addition, the underwriting syndicate may reclaim selling concessions from syndicate members if the syndicate repurchases previously distributed common stock in syndicate covering transactions, in stabilization transactions or in some other way or if Donaldson,

Lufkin & Jenrette Securities Corporation receives a report that indicates clients of such syndicate members have "flipped" the common stock. These activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

     Other than in the United States, no action has been taken by us, or the underwriters that would permit a public offering of the shares of common stock offered by this prospectus in any jurisdiction where action for that purpose is required. The shares of common stock offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements associated with the offer and sale of any of the shares of common stock offered through this prospectus be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. You should inform yourself and observe any restrictions relating to the offering of the common stock and the distribution of this prospectus. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any shares of common stock offered in this prospectus in any jurisdiction in which an offer or a solicitation is unlawful.

                                 LEGAL MATTERS

     Certain legal matters in connection with the sale of the shares of common stock offered hereby will be passed upon for us by Gibson, Dunn & Crutcher LLP, New York, New York and for the underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, Los Angeles, California.

                                    EXPERTS

     The financial statements of IWO Holdings, Inc. and subsidiaries as of December 31, 1998 and 1999 and for the period from inception (August 22, 1997) to December 31, 1997 and for the years ended December 31, 1998 and 1999 and cumulative amounts from inception through December 31, 1999 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     Ernst & Young LLP, independent auditors, have audited the statements of assets sold of the Sprint Spectrum Albany, Syracuse and Manchester Markets (wholly owned by Independent Wireless One Corporation) as of December 31, 1998 and 1999 and the related statements of revenues and expenses for each of the three years in the period ended December 31, 1999, as set forth in their report. We have included these financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report given on their authority as experts in accounting and auditing.

                   WHERE YOU CAN FIND ADDITIONAL INFORMATION

     This prospectus constitutes a part of the registration statement on Form S-1, together with all amendments, supplements, schedules and exhibits to the registration statement, referred to as the registration statement, which we have filed with the Securities and Exchange Commission with respect to the common stock offered in this prospectus. This prospectus does not contain all of the information in the registration statement. For further information about us and our securities, see the registration statement and its exhibits. This prospectus contains a description of the material terms and features of some material contracts, reports or exhibits to the registration statement required to be disclosed. However, as the descriptions are summaries of the contracts, reports or exhibits, we urge you to refer to the copy of each material contract, report and exhibit attached to the registration statement. Copies of the registration statement and the exhibits to the registration statement, as well as the periodic reports, proxy statements and other information we will file with the Commission after this offering, may be examined without charge in the Public Reference Room maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, 13th Floor, New York, New York 10048. You can get information about the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. Copies of all or a portion of the registration statement can be obtained from the Public Reference Room upon payment of prescribed fees. In addition, the Commission maintains a web site which provides online access to periodic reports, proxy and information statements and other information regarding registrants that file electronically with the Exchange Commission at the address http://www.sec.gov.

     As a result of this offering, we will become subject to the information and reporting requirements of the Securities Exchange Act of 1934 and will be required to file periodic reports, proxy statements and other information with the Securities and Exchange Commission. We will send an annual report to stockholders and any additional reports or statements required by the Securities and Exchange Commission. The annual report to stockholders will contain financial information that has been examined and reported on, with an opinion expressed by an independent public accountant.

                      IWO HOLDINGS, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

IWO Holdings, Inc. and Subsidiaries

                                                                         Page
                                                                        Number
                                                                        ------
Report of Independent Accountants......................................   F-2

Consolidated Balance Sheets............................................   F-3

Consolidated Statements of Operations..................................   F-4

Consolidated Statements of Stockholders' Equity........................   F-5

Consolidated Statements of Cash Flows..................................   F-6

Notes to Consolidated Financial Statements.............................   F-7

Sprint Spectrum Albany, Syracuse and Manchester Markets

                                                                         Page
                                                                        Number
                                                                        ------
Report of Independent Auditors.........................................  F-28

Statements of Assets Sold..............................................  F-29

Statements of Revenues and Expenses....................................  F-30

Notes to Statements of Assets Sold and Statements of Revenues and
   Expenses............................................................  F-31

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of IWO Holdings, Inc. and
Subsidiaries

     In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of IWO Holdings, Inc. and Subsidiaries at December 31, 1998 and 1999, and the results of their operations and their cash flows for the period from inception (August 22, 1997) through December 31, 1997, and for the years ended December 31, 1998 and 1999 and cumulative amounts from inception through December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

                                              /s/ PricewaterhouseCoopers LLP

Albany, New York
April 1, 2000

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                         As of December 31,           As of
                                        -------------------------   March 31,
                                           1998         1999           2000
                                        ----------   ------------  ------------
                                                                   (Unaudited)
                                         (in thousands except share data)
                Assets
Current assets:
 Cash and cash equivalents.............  $      319  $    104,752   $   20,446
 Accounts receivable, net of allowances
    of $563 at March 31, 2000..........         --            --         3,449
 Inventory.............................         --            315          185
 Prepaid expenses......................         --            263          306
 Other current assets..................         --             61           68
 Prepaid management fee-related party..         --          1,000        1,000
                                         ----------  ------------   ----------
  Total current assets.................         319       106,391       25,454
Deferred costs, net....................       1,067        17,915       12,759
Restricted cash........................         --            --         8,000
Prepaid management fee-related party...         --          3,970        3,720
Property and equipment, net............         --            539       55,780
Construction in progress...............         --            243        6,079
Intangible assets, net.................         --            --        63,338
Other..................................         --            --           229
                                         ----------  ------------   ----------
  Total assets.........................  $    1,386  $    129,058   $  175,359
                                         ==========  ============   ==========
 Liabilities and Stockholders' Equity
Current liabilities:
 Accounts payable......................  $      100  $        807   $    3,073
 Accounts payable--related parties.....         251         4,866          138
 Due to Sprint.........................         --            --         4,272
 Accrued expenses......................         --            484        1,781
 Accrued expenses--related party.......         --            --           619
 Unearned revenue......................         --            --           915
 Debt..................................         600           --           --
                                         ----------  ------------   ----------
  Total current liabilities............         951         6,157       10,798
Term loan..............................         --            --        50,000
                                         ----------  ------------   ----------
                                                951         6,157       60,798
Commitments and contingencies
Stockholders' equity:
 Preferred stock (nonvoting)--$.01 par
    value 500,000 shares authorized,
    none issued and outstanding........         --            --           --
 Common stock, Class A (nonvoting)--
    $.01 par value 500,000 shares
    authorized, issued and
    outstanding........................         --              5            5
 Common stock, Class B (voting)--$.01
    par value 561,000 shares
    authorized, 389,977, 389,977 and
    393,275 shares issued and
    outstanding at December 31, 1998,
    1999 and March 31, 2000............         --              4            4
 Common stock, Class C (nonvoting)--
    $.01 par value 625,000 shares
    authorized, 114,412 shares issued
    and outstanding....................         --              1            1
 Common stock, Class D (voting)--$.01
    par value 2,000 shares
    authorized, issued and
    outstanding........................         --            --           --
 Common stock (voting)--$.01 par value
    1,688,000 shares authorized,
    none issued and outstanding........         --            --           --
 Common stock subscribed...............         500           --           --
 Additional paid-in capital............         --        138,874      139,526
 Deficit accumulated during development
    stage..............................         (65)      (15,983)     (15,983)
 Retained deficit......................         --            --        (8,823)
                                         ----------  ------------   ----------
                                                435       122,901      114,730
 Share repurchase--former CFO..........         --            --          (169)
                                         ----------  ------------   ----------
  Total stockholders' equity...........         435       122,901      114,561
                                         ----------  ------------   ----------
  Total liabilities and stockholders'
     equity............................  $    1,386  $    129,058   $  175,359
                                         ==========  ============   ==========

   The accompanying notes are an integral part of the consolidated financial statements.

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

     For the Period from Inception (August 22, 1997) through December 31, 1997, for the Years Ended December 31, 1998 and 1999, and Cumulative Amounts from Inception, and for the Unaudited Three-Month Periods Ended March 31, 1999 and 2000

                                                                     Cumulative
                          For the Period                              Amounts
                          from Inception      For the Years        From Inception   For the Three-Month
                         (August 22, 1997) Ended December 31,         Through     Periods Ended March 31,
                         through December  ----------------------   December 31,  -----------------------
                           31,   1997        1998       1999            1999         1999        2000
                         ----------------- ---------  -----------  -------------- ----------- -----------
                                                                                  (Unaudited) (Unaudited)
                                               (In thousands except share data)
Net revenues............       $--           $   --   $       --      $    --       $   --     $  10,011
                               ----          -------  -----------     --------      -------    ---------
Operating expenses:
 Cost of service and
    equipment...........        --               --           --           --           --         9,466
 General and
    administrative......        --                51        3,387        3,438           93        3,491
 General and
    administrative-
    related parties.....        --               --            30           30          --           440
 Selling and marketing..          6                8           41           55          --         3,291
 Depreciation and
    amortization........        --               --           --           --           --         1,146
 Financial advisory fees
    ($8,750 of fees to
    related parties)....        --               --         9,250        9,250          --           --
 Stock-based
    compensation........        --               --         2,900        2,900          --           380
                               ----          -------  -----------     --------      -------    ---------
  Total operating
     expenses...........          6               59       15,608       15,673           93       18,214
                               ----          -------  -----------     --------      -------    ---------
  Operating loss........         (6)             (59)     (15,608)     (15,673)         (93)      (8,203)
Interest income.........        --               --           171          171          --           952
Interest expense........        --               --           (78)         (78)         (13)         --
Amortization of debt
   issuance costs.......        --               --           (84)         (84)         --          (628)
Other debt financing
   fees.................        --               --          (319)        (319)         --          (944)
                               ----          -------  -----------     --------      -------    ---------
Net loss................       $ (6)         $   (59) $   (15,918)    $(15,983)     $  (106)   $  (8,823)
                               ====          =======  ===========     ========      =======    =========
Loss per share
 Basic..................                              $    (67.45)                  $  (.50)   $   (8.74)
 Diluted................                              $    (67.45)                  $  (.50)   $   (8.74)
Weighted average shares
   outstanding
 Basic..................                                  236,000                   210,000    1,009,000
 Diluted................                                  236,000                   210,000    1,009,000

   The accompanying notes are an integral part of the consolidated financial statements.

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
        CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (IN THOUSANDS)

   For the Period from Inception (August 22, 1997) through December 31, 1997, for the Years Ended December 31, 1998 and 1999, and for the Unaudited Three-Month Period Ended March 31, 2000

                       Capital Stock
                   ---------------------                                     Deficit
                             Independent                                   Accumulated
                      IWO     Wireless     Common   Additional               During                 Share
                   Holdings,     One       Stock     Paid-in   Contributed Development Retained  Repurchase- Stockholders'
                     Inc.    Corporation Subscribed  Capital     Capital      Stage    Deficit   Former CFO     Equity
Balance at August
 22, 1997........    $--        $--         $--      $    --     $  --      $    --    $   --       $ --       $    --
 Capital
  contributed
  during 1997....     --         --          --           --        125          --        --         --            125
 Net loss........     --         --          --           --        --            (6)      --         --             (6)
                     ----       ----        ----     --------    ------     --------   -------      -----      --------
Balance at
 December 31,
 1997............     --         --          --           --        125           (6)      --         --            119
 Capital
  contributed
  during 1998....     --         --          --           --        375          --        --         --            375
 Members' equity
  of LLC merged
  into
  Independent
  Wireless One
  Corporation on
  September 9,
  1998...........     --         --          500          --       (500)         --        --         --            --
 Net loss........     --         --          --           --        --           (59)      --         --            (59)
                     ----       ----        ----     --------    ------     --------   -------      -----      --------
Balance at
 December 31,
 1998............     --         --          500          --        --           (65)      --         --            435
 Independent
  Wireless One
  Corporation
  stock issued to
  Founders on
  March 5,
  1999...........     --         500        (500)         --        --           --        --         --            --
 Founders
  contribute
  capital to
  Independent
  Wireless One
  Corporation....     --         --          --           --      2,250          --        --         --          2,250
 Founders
  exchange stock
  of Independent
  Wireless One
  Corporation for
  stock in IWO
  Holdings,
  Inc............       2       (500)        --         2,748    (2,250)         --        --         --            --
 Proceeds from
  IWO Holdings,
  Inc. stock
  issuance.......       8        --          --       134,992       --           --        --         --        135,000
 Costs incurred
  for IWO
  Holdings, Inc.
  stock
  issuance.......     --         --          --        (1,766)      --           --        --         --         (1,766)
 Stock-based
  compensation...     --         --          --         2,900       --           --        --         --          2,900
 Net loss........     --         --          --           --        --       (15,918)      --         --        (15,918)
                     ----       ----        ----     --------    ------     --------   -------      -----      --------
Balance at
 December 31,
 1999............      10        --          --       138,874       --       (15,983)      --         --        122,901
 Stock option
  exercises
  (unaudited)....     --         --          --           272       --           --        --                       272
 Share repurchase
  - former CFO
  (unaudited)....     --         --          --           --        --           --        --        (169)         (169)
 Stock-based
  compensation
  (unaudited)....     --         --          --           380       --           --        --         --            380
 Net loss
  (unaudited)....     --         --          --           --        --           --     (8,823)       --         (8,823)
                     ----       ----        ----     --------    ------     --------   -------      -----      --------
Balance at March
 31, 2000
 (unaudited).....    $ 10       $--         $--      $139,526    $  --      $(15,983)  $(8,823)     $(169)     $114,561
                     ====       ====        ====     ========    ======     ========   =======      =====      ========

   The accompanying notes are an integral part of the consolidated financial statements.

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF CASH FLOWS (IN THOUSANDS)
     For the Period from Inception (August 22, 1997) through December 31, 1997, for the Years Ended December 31, 1998 and 1999, and Cumulative Amounts from Inception and for the Unaudited Three-Month Periods Ended March 31, 1999 and 2000

                          For the Period                     Cumulative
                          from Inception   For the Years    Amounts From
                         (August 22, 1997) Ended December    Inception     For the Three-Month
                              through           31,           Through    Periods Ended March 31,
                           December 31,    ---------------  December 31, -----------------------
                               1997        1998     1999        1999        1999        2000
                         ----------------- -----  --------  ------------ ----------- -----------
                                                                         (Unaudited) (Unaudited)
Cash flows from
  operating activities:
 Net loss..............        $ (6)       $ (59) $(15,918)   $(15,983)     $(106)    $  (8,823)
Adjustments to
  reconcile net loss to
  net cash used in
  operating activities:
 Allowances for
   doubtful accounts
   and sales returns...         --           --        --          --         --            563
 Depreciation and
   amortization of
   property and
   equipment...........         --           --        --          --         --            109
 Amortization of
   intangible assets...         --           --        --          --         --          1,037
 Amortization of debt
   issuance costs......         --           --         84          84        --            628
 Stock-based
   compensation........         --           --      2,900       2,900        --            380
Changes in operating
  assets and
  liabilities:
 Accounts receivable...         --           --        --          --         --         (1,761)
 Inventory.............         --           --       (315)       (315)       --            130
 Prepaid expenses......         --           --       (263)       (263)       --            (43)
 Other current assets..         --           --        (61)        (61)       --             (7)
 Prepaid management
   fee--related party..         --           --     (4,970)     (4,970)       --            250
 Other assets..........         --           --        --          --         --           (229)
 Accounts payable......         --           --        896         896        126         2,266
 Accounts payable--
   related parties.....         --           --      3,810       3,810       (252)       (3,751)
 Due to Sprint.........         --           --        --          --         --          4,272
 Accrued expenses......         --           --        484         484        --          1,297
 Accrued expenses--
   related party.......         --           --        --          --         --            450
 Unearned revenue......         --           --        --          --         --            915
 Organization costs....         (10)           5        (5)        (10)       --            --
                               ----        -----  --------    --------      -----     ---------
  Net cash used in
    operating
    activities.........         (16)         (54)  (13,358)    (13,428)      (232)       (2,317)
                               ----        -----  --------    --------      -----     ---------
Cash flows from
  investing activities:
 Deferred acquisition
   costs...............         (40)        (301)   (4,010)     (4,351)      (349)         (222)
 Purchase of Sprint
   assets..............         --           --        --          --         --       (116,665)
 Restricted cash.......         --           --        --          --         --         (8,000)
 Purchase of property
   and equipment.......         --           --       (539)       (539)       --         (2,554)
 Construction in
   progress............         --           --       (243)       (243)       --         (4,020)
                               ----        -----  --------    --------      -----     ---------
  Net cash used in
    investing
    activities.........         (40)        (301)   (4,792)     (5,133)      (349)     (131,461)
                               ----        -----  --------    --------      -----     ---------
Cash flows from
  financing activities:
 Gross proceeds
   received from equity
   investors...........         125          375   137,250     137,750        --            --
 Stock option
   exercises...........         --           --        --          --         --            272
 Proceeds received from
   issuance of debt....         --           600     1,400       2,000        300        50,000
 Payment of debt.......         --           --     (2,000)     (2,000)       --            --
 Payment of equity
   issuance costs......         (35)        (303)   (1,428)     (1,766)       --            --
 Payment of debt
   issuance costs......          (3)         (29)  (12,639)    (12,671)       --           (800)
                               ----        -----  --------    --------      -----     ---------
  Net cash provided by
    financing
    activities.........          87          643   122,583     123,313        300        49,472
                               ----        -----  --------    --------      -----     ---------
  Net increase
    (decrease) in cash
    and cash
    equivalents........          31          288   104,433     104,752       (281)      (84,306)
Cash and cash
  equivalents,
  beginning of period..         --            31       319         --         319       104,752
                               ----        -----  --------    --------      -----     ---------
Cash and cash
  equivalents, end of
  period...............        $ 31        $ 319  $104,752    $104,752      $  38     $  20,446
                               ====        =====  ========    ========      =====     =========
Non-cash:
 Deferred costs
   included in accounts
   payable and accounts
   payable--related
   parties.............        $ 66        $ 285  $    977    $    977      $ 225     $     --
 Share repurchase--
   former CFO included
   in accrued
   expenses--related
   party...............        $--         $ --   $    --     $    --       $ --      $     169

   The accompanying notes are an integral part of the consolidated financial statements.

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Description of Business

     Independent Wireless One, LLC, (the "LLC") a limited liability company, was formed on August 22, 1997 by a consortium of independent local telephone companies (the "Founders") to become a provider of wireless telecommunications and data services throughout its proposed covered territory, described below. On September 9, 1998 the LLC changed its status to a C-corporation and changed its name to Independent Wireless One Corporation.

     On October 29, 1999, IWO Holdings, Inc. was formed to hold an investment in Independent Wireless One Corporation (Corp.). On December 20, 1999, the Founders of Independent Wireless One Corporation exchanged their equity ownership, representing in the aggregate 100% of the outstanding capital stock of Corp. for an aggregate of 210,000 shares of Class B common stock of IWO Holdings, Inc. (see Note 9). Further, certain investors and management invested approximately $135,000,000 into IWO Holdings, Inc., for approximately 79% of the equity of the Company. IWO Holdings, Inc. exchanged common stock, warrants and options to purchase the non-monetary assets of Corp. As a result, Independent Wireless One Corporation became a wholly-owned subsidiary of IWO Holdings, Inc., (collectively referred to as "IWO" or the "Company").

     A significant portion of IWO's business operations through December 31, 1999 relate to pre-operating, organizational and acquisition efforts and related activities to obtain debt and equity financing. Such costs primarily include consulting and legal fees associated with developing the organization and raising the necessary capital to finance an acquisition and related future operations.

     The Company which was a development stage enterprise through December 31, 1999, commenced operations effective January, 2000.

     In February 2000, the Company formed Independent Wireless One Leased Realty Corporation to hold all leasehold interests in the retail stores, administrative office and cell site leases (see Note 16).

2. Summary of Significant Accounting Policies

     The following is a summary of significant accounting policies:

 Basis of consolidation:

     The accompanying consolidated financial statements have been prepared in conformity with generally accepted accounting principles and include the accounts of IWO Holdings, Inc., and its wholly-owned subsidiaries.

 Use of estimates:

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements. Estimates also affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Segment information:

     The Company believes it operates in only one segment, digital wireless personal communication services.

 Comprehensive income:

     No statement of comprehensive income has been included in the accompanying financial statements since the Company does not have any other comprehensive income to report.

 Cash and cash equivalents:

     Cash and cash equivalents include cash, money market funds, and commercial paper with original maturities of three months or less at the date of acquisition. The carrying amount of cash and cash equivalents approximates fair value.

 Inventory:

     Inventory consists of handsets and related accessories. Inventories are carried at the lower of cost, (determined using weighted average method) or market. Market is determined using replacement cost in accordance with industry standards.

 Property and equipment:

     Property and equipment are reported at cost less accumulated depreciation. Costs incurred to design and construct the wireless network in a market are classified as construction in progress. When the wireless network for a particular market is completed and placed into service, the related costs are transferred from construction in progress to property and equipment. When assets are sold, retired or otherwise disposed of, the related costs and accumulated depreciation are removed from the respective accounts, and any resulting gain or loss is recognized. All property and equipment available for use was placed in service in January, 2000.

     Effective January, 2000, property and equipment is being depreciated using the straight-line method based on the following estimated useful lives of assets:

   Network equipment................................................. 5-10 years
   Building and building improvements................................   25 years
   Furniture and office equipment....................................  5-7 years
   Computer software.................................................    5 years

     Leasehold improvements are being amortized over the shorter of the estimated useful lives or lease term.

 Construction in progress:

     Construction in progress includes equipment engineering and site development cost in connection with the build out of the Company's network. The Company will capitalize interest on its

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

construction in progress activities. The capitalized interest will be recorded as part of the asset to which it relates and will be amortized over the remaining estimated useful life. No interest costs have been capitalized to date.

 Deferred costs:

     The deferred costs relating to the development of the organization were expensed in 1999. The deferred acquisition costs have been allocated to the fair value of assets acquired and will be amortized over the respective assets estimated useful lives using the straight-line method. Debt issuance costs are being amortized over the estimated terms of the related loans using the effective interest method. Costs related to the Senior Credit Facility and the Bridge loan are being amortized over eight years and eighteen months, respectively (see Note 8). Equity issuance costs have been charged to additional paid-in capital.

 Intangible assets:

     The excess of purchase price over the fair value of net assets acquired from Sprint is being amortized over twenty years (the term of the Management Agreement--see note 3) using the straight-line method.

     The purchased subscriber list and employee work-force are being amortized over a four year period (churn rate) and a three year period (employee turnover rate) respectively using the straight-line method.

 Impairment of long-lived assets and long-lived assets to be disposed of:

     The Company accounts for long-lived assets in accordance with the provisions of SFAS No. 121, Accounting for the Impairment of Long-Lived Assets and Long- Lived Assets to be Disposed Of. SFAS No. 121 requires that long-lived assets and certain identifiable intangibles be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. The Company has identified no such impairment losses in the periods presented.

 Revenue recognition:

     The Company recognizes revenue as services are performed. Under the Affiliation Agreements (see Note 3), Sprint performs IWO's billings and collections and retains 8% of collected service revenues from Sprint subscribers based in IWO's territory and from non-Sprint subscribers who roam onto IWO's network. The amount retained by Sprint is recorded as an operating expense as incurred. Revenues generated from the sale of handsets and accessories and from roaming revenues provided to Sprint subscribers not based in IWO's territory are not subject to the 8% fee.

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


     Sprint pays IWO a Sprint "travel" fee for each minute that a Sprint subscriber based outside of the IWO territory roams onto IWO's network. Conversely, IWO pays Sprint travel fees when a Sprint subscriber based in IWO's territory roams onto the Sprint national network outside of IWO's territory (see Note 3).

     Product revenues from the sale of handsets and accessories are recorded net of allowance for sales returns. The allowance is estimated based on Sprint's fourteen day handset return policy. When handsets are returned to Sprint for refurbishing, the Company receives a credit from Sprint, which is less than the Company originally paid for the handset.

     Unearned revenue represents amounts billed in advance of service being provided.

 Advertising costs:

     The Company expenses all advertising costs as they are incurred.

 Income taxes:

     Independent Wireless One was originally formed as a limited liability corporation and as such filed Federal and State tax returns under partnership provisions for both 1997 and part of 1998. Upon conversion to a C corporation on September 9, 1998, IWO accounts for income taxes under SFAS No. 109, "Accounting for Income Taxes". Under SFAS No. 109, deferred income taxes are recognized for the tax consequences of "temporary differences" by applying enacted statutory tax rates applicable for future years to differences between financial statement and tax basis of existing assets and liabilities. The effect of tax rate changes on deferred taxes is recognized in the income tax provision in the period that includes the enactment date. Effective December 20, 1999, Independent Wireless One Corporation became a wholly-owned subsidiary of IWO Holdings, Inc. Accordingly, IWO will be filing a consolidated tax return from the effective date.

 Net loss per share:

     The Company computes net loss per common share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings per Share" ("SFAS 128") and SEC Staff Accounting Bulletin No. 98 ("SAB 98"). Under the provisions of SFAS 128 and SAB 98, basic and diluted net loss per common share is computed by dividing the net loss available to common stockholders for the period by the weighted average number of shares of common stock outstanding during the period. In accordance with SFAS 128, no conversion of stock options or warrants has been assumed in the calculation of diluted loss per share since the effect would be antidilutive. Accordingly, the number of weighted average shares outstanding as well as the amount of net loss per share are the same for basic and diluted per share calculations for the period reflected in the accompanying financial statements. The Company has assumed that the IWO Holdings, Inc. shares issued to the Founders on December 20, 1999 were outstanding for all of 1999. No shares were outstanding prior to 1999.

 Risks and uncertainties:

     The Company's profitability is dependent upon successful implementation of the Company's business strategy and development of a sufficient subscriber base. The Company will continue to

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

incur significant expenditures in connection with expanding and improving its operations. If these and the other risks included under "Risk Factors" in the Company's Registration Statement on Form S-1 are not properly managed and resolved the results could have a material adverse impact on the Company's financial statements.

 Concentration of risk:

     The Company maintains cash and cash equivalents in accounts with financial institutions in excess of the amount insured by the Federal Deposit Insurance Corporation. The Company monitors the financial stability of these institutions regularly and management does not believe there is a significant credit risk associated with deposits in excess of federally insured amounts. At December 31, 1998, 1999, and (unaudited) March 31, 2000, cash and cash equivalent balances maintained with financial institutions in excess of FDIC limits approximated $500,000, $106,000,000, and $24,255,000 respectively.

 Reclassifications:

     Certain reclassifications have been made to the 1997 and 1998 amounts to conform with the 1999 presentation.

 Unaudited interim financial information:

     The financial information as of March 31, 2000 and for the three months ended March 31, 1999 and 2000 is unaudited but in the opinion of management includes all adjustments, consisting only of normal recurring adjustments, that are considered necessary for fair presentation of the Company's financial position at March 31, 2000, and the Company's operations and cash flows for the three-month periods ended March 31, 1999 and 2000 in accordance with accounting principles generally accepted in the United States. Operating results for the three month period ended March 31, 2000 are not necessarily indicative of results that may be expected for the entire year.

 Recent accounting pronouncements:

     In June 1998, and June 1999 the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities, and SFAS No. 137, "Accounting for Derivative Instruments and Hedging activities--Deferral of the Effective date of SFAS No. 133. These statements establish accounting and reporting standards for derivative instruments and hedging activities. It requires that entities recognize all derivatives as either assets or liabilities on the balance sheet and measure those instruments at fair value. Management believes the adoption of SFAS No. 133 will not have a material effect on the Company's financial position, results of operations or cash flows. SFAS No. 133 will be effective for the Company's fiscal year ending December 31, 2001.

     In December 1999, the SEC issued Staff Accounting Bulletin No. 101 (SAB
101), "Revenue Recognition in Financial Statements". SAB 101 summarizes certain of the SEC's views in applying

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

generally accepted accounting principles to revenue recognition in financial statements. The Company is required to adopt SAB 101 in the second quarter of 2000. Management does not expect the adoption of SAB 101 to have a material effect on the Company's financial condition or results of operations.

3. Sprint Agreements

     In 1999, IWO entered into a Management Agreement, a Services Agreement, two Trademark and Service Mark License Agreements, collectively called the "Affiliation Agreements", and an Asset Purchase Agreement, with Sprint PCS ("Sprint") to own and operate a wireless business covering a major portion of the Northeastern United States. This territory covers a population of approximately 6.3 million people and extends from suburban New York City in the south to the Canadian border in the north and from Syracuse, New York in the west to all of Vermont and New Hampshire (except Nashua, but including the extreme northwestern suburbs of Boston) and parts of Massachusetts and Northeastern Pennsylvania in the east.

     Under the Asset Purchase Agreement (see Note 16) and the Management Agreement, IWO purchased from Sprint for approximately $116,665,000 certain assets, primarily network assets and obtained the right to manage approximately forty-five thousand subscribers in the aforementioned territory. IWO received the exclusive right to sell all Sprint wireless products and services in the aforementioned territory, and also received the benefit of Sprint's national advertising. Sprint performs IWO's billing and collections and retains 8% of collected revenues as defined.

     In connection with the Management Agreement, the Company has agreed on a minimum network build-out plan which includes specific coverage and deployment schedules for the network planned within IWO's service area (see Note 12). The Company must comply with Sprint's program requirements for technical standards, customer service standards, national and regional distribution and national accounts program. The Company may not offer Sprint products and services outside the Company's markets.

     The Management Agreement also provides that from January 2000 until December 2002, the Company will not be required to pay more fees for outbound travel than the Company receives for inbound travel (see Note 2).

     The Management Agreement is in effect for a period of 20 years with three 10-year renewal options unless terminated by either party under provisions outlined in the Management Agreement.

     If the Management Agreement is terminated as a result of an uncured breach, an IWO bankruptcy or other events as defined, Sprint will have the right to purchase all of IWO's operating assets at an amount equal to seventy-two percent or eighty percent of its entire business value.

     Under the Services Agreement Sprint will provide to the Company various support services such as activation, billing and customer care. These services are available to the Company at established rates. Sprint can change any or all of the service rates one time in each twelve month period. The Company may discontinue the use of any service upon three months written notice. Sprint may discontinue a service provided that it gives nine months written notice. The Services Agreement automatically terminates upon termination of the Management Agreement.

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


     Under the Trademark and Service Mark License Agreements Sprint will provide the Company with non-transferable, royalty free licenses to use the Sprint brand names and several other trademarks and service marks. The Company's use of the licensed marks is subject to adherence to quality standards determined by Sprint. Sprint can terminate the Trademark and Service Mark License Agreements if the Company files for bankruptcy, materially breaches the agreement or if the Management Agreement is terminated.

     On December 20, 1999, the Company entered into an Interim Services Agreement with Sprint. Pursuant to this agreement, Sprint will provide the Company with nationwide network, advertising and other services through March 31, 2000 for a monthly fee of $1,417,597, certain switching services through December 31, 2000 for a monthly fee of $41,167 and Retail Operations Services for the month of January, 2000 at a fee of $475,584. Network services primarily include cell site lease and operating expenses, back haul costs, interconnection expense and network and engineering payroll and benefits. Retail Store expenses include primarily retail store lease and occupancy expenses, payroll and benefits to retail store employees and sales commissions (see Note 16).

     Under the agreements described above, the Company incurred operating expenses aggregating approximately $9,400,000 for the (unaudited) three-month period ended March 31, 2000 of which $4,272,000 was due to Sprint at (unaudited) March 31, 2000.

4. Inventory

     Inventory consists of the following (in thousands):

                                                        December 31,  March 31,
                                                            1999        2000
                                                        ------------ -----------
                                                                     (Unaudited)
   Handsets............................................     $304        $163
   Accessories.........................................       11          22
                                                            ----        ----
                                                            $315        $185
                                                            ====        ====

5. Property and Equipment

     Property and equipment consists of the following (in thousands):

                                                        December 31,  March 31,
                                                            1999        2000
                                                        ------------ -----------
                                                                     (Unaudited)
   Land................................................     $--        $   169
   Building and building improvements..................      --          2,112
   Network equipment...................................      --         50,102
   Furniture and office equipment......................      389         2,654
   Computer software...................................      150           612
   Leasehold improvements..............................      --            240
                                                            ----       -------
                                                             539        55,889
   Accumulated depreciation and amortization...........      --           (109)
                                                            ----       -------
                                                            $539       $55,780
                                                            ====       =======

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

     Depreciation and amortization expense was $109,000 for the (unaudited) three month period ended March 31, 2000.

6. Deferred Costs

     Deferred costs consist of the following (in thousands):

                                         December 31, December 31,  March 31,
                                             1998         1999        2000
                                         ------------ ------------ -----------
                                                                   (Unaudited)
Deferred acquisition costs..............    $  518      $ 4,528      $   --
Debt issuance costs.....................        47       13,471       13,471
Equity issuance costs...................       497          --           --
Organizational costs....................         5          --           --
                                            ------      -------      -------
                                             1,067       17,999       13,471
Accumulated amortization of debt
   issuance costs.......................       --           (84)        (712)
                                            ------      -------      -------
                                            $1,067      $17,915      $12,759
                                            ======      =======      =======

     Amortization expense of debt issuance costs for the year ended December 31, 1999 and for the (unaudited) three-month period ended March 31, 2000 was $84,000 and $628,000, respectively.

7. Intangible Assets

     Intangible assets consist of the following (in thousands):

                                                                     March 31,
                                                                       2000
                                                                    -----------
                                                                    (Unaudited)
Excess purchase price over the fair value of net assets acquired...   $49,875
Subscriber list....................................................    14,000
Employee work-force................................................       500
                                                                      -------
                                                                       64,375
Accumulated amortization...........................................    (1,037)
                                                                      -------
                                                                      $63,338
                                                                      =======

     Amortization expense of intangible assets was $1,037,000 for the (unaudited) three-month period ended March 31, 2000.

8. Debt

 Bank lines of credit:

     In December 1998, IWO obtained a bank line of credit of $1,000,000 that bears interest at prime plus .5% (8.25% at December 31, 1998), of which $600,000 was outstanding at December 31,

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

1998. The Company borrowed an additional $400,000 in 1999. The borrowings under the line of credit, were due on demand, guaranteed by a shareholder and were collateralized by shares of common stock of the guarantor. Interest was payable monthly. Borrowings under this line of credit agreement were repaid in December, 1999. In November, 1999, IWO obtained an additional $1,000,000 bank line of credit which was fully drawn and subsequently repaid in December, 1999. The second bank line of credit bore interest at prime plus .5%. Both lines of credit expired in December 1999.

     Interest paid under debt obligations was approximately $78,000 in 1999 including $13,000 for the (unaudited) three-month period ended March 31, 1999. There were no interest payments made in 1997 and 1998 and for the (unaudited) three-month period ended March 31, 2000.

 Senior credit facility:

     In December, 1999, the Company entered into a credit facility (the Senior Credit Facility) with a group of commercial lenders, under which the Company may borrow up to $240,000,000, in the aggregate consisting of (i) up to $70,000,000 in revolving loans (the Senior Revolving Credit Facility) with a maturity date eight years from the effective date of the loan, (ii) a $120,000,000 term loan (the Tranche A Term Loan) with a maturity date of March 2008 and (iii) a $50,000,000 term loan (the Tranche B Term Loan) with a maturity date of September 2008.

     Beginning in March 2004, principal repayments will be made in 17 quarterly installments for the Tranche A Term Loan and 19 quarterly installments for the Tranche B Term Loan. Quarterly principal repayments for the Tranche A Term Loan will range from $2,000,000 on March 31, 2004 to $12,000,000 on March 31, 2008.
Quarterly principal payments for the Tranche B Term Loan (see Note 16) will range from $250,000 on March 31, 2004 to $31,000,000 on September 30, 2008.
Interest payments on the Senior Credit Facility are due quarterly.

     The Senior Credit Facility contains a prepayment provision whereby certain amounts borrowed must be repaid upon the occurrence of certain specified events, including issuance of capital stock, proceeds from certain additional indebtedness, certain asset sales and excess cash flows as defined in the agreement.

     The commitment under the Tranche A Term Loan is available at the effective date (the date on or prior to May 1, 2000 on which certain conditions, as defined in the Senior Credit Facility, are met) subject to completion of the additional $100,000,000 financing event (see bridge loan below) by June 30, 2000 as defined in the Senior Credit Facility and is reduced by $30,000,000 on each 6 month anniversary date of the effective date. The commitment under the Tranche B Term Loan is available in its entirety only on the effective date and is terminated if not used at that time. The commitment to make loans under the Senior Revolving Credit Facility is available on the effective date and through the eighth anniversary of that date under the same conditions as the Tranche A Term Loan.

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


     The interest rate applicable to the Senior Credit Facility is based on, at the Company's option, (i) LIBOR (Eurodollar Loans) plus the Applicable Margin, as defined, or (ii) the higher of the administrative agent's prime rate or the Federal Funds Effective Rate (ABR Loans), plus the Applicable Margin, as defined. The Applicable Margin for Eurodollar Loans will range from 150 to 375 basis points based on certain events by the Company, as specified. The Applicable margin for ABR Loans will range from 50 to 275 basis points based on certain events by the Company, as specified.

     The loans from the Senior Credit Facility are subject to an annual commitment fee, which ranges from .75% to 1.25% of the available portion of the Tranche A Term Loan, the Tranche B Term Loan, and the Senior Revolving Credit Facility.

     The Company must comply with certain financial and operating covenants. The most restrictive financial covenants include various debt to equity, debt to EBITDA, interest coverage and fixed charge coverage ratios, as defined in the Senior Credit Facility.

     The Senior Credit Facility is collateralized by all of the issued and outstanding shares of capital stock of Independent Wireless One Corporation and repayment is guaranteed by IWO.

     IWO paid a 2.5% underwriting fee ($6,000,000) to enter into the Senior Credit Facility arrangement, which is included in debt issuance costs (see Note
2). Certain of the commercial lenders who have committed $57,000,000 under the Senior Credit Facility are stockholders of the Company (see Note 14).

 Bridge loan:

     The Company received a commitment through a Bridge Loan Agreement with DLJ Bridge Finance, Inc. (DLJ) and other lenders on December 17, 1999 under which the Company may borrow up to $100,000,000. Interest is payable quarterly and is based on the greater of (i) Adjusted LIBOR plus 750 basis points, (ii) Treasury Rate plus 750 basis points, or (iii) DLJ High Yield Index Rate plus 150 basis points. The commitment terminates upon the earlier of the issuance of at least $100,000,000 of additional debt or equity by the Company or June 30, 2000. The bridge loan which will be subordinated to the Senior Credit Facility requires an annual commitment fee of 1.25% of the available portion. The Company is subject to a takedown fee in the amount of 1.5% of the principal amount of any borrowings. Any loans drawn under this agreement mature within one year of the loan's closing date. IWO paid a $1,000,000 fee to obtain the bridge loan commitment, which is included in debt issuance costs (see Note 2). Certain lenders are also stockholders of the Company.

9. Equity

     Prior to January 1, 1999, the Founders made capital contributions of $500,000, for which 14,357 shares of common stock, were issued to the Founders on March 5, 1999. Also, in 1999, the Founders of the Company contributed additional capital totaling $2,250,000. On December 20, 1999, the Founders exchanged their 14,357 shares of common stock for 210,000 shares of Class B

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

Common Stock in IWO Holdings, Inc. Also, on December 20, 1999 certain investors and management of IWO invested approximately $135,000,000 into IWO Holdings, Inc. for approximately 79% of the equity of the Company. (See Note 1).

     On December 16, 1999, Holdings restated its Certificate of Incorporation. The Restated Certificate of Incorporation provides the Company with the authority to issue 3,876,000 shares of capital stock, consisting of the following:

   Preferred Stock.............................................   500,000 shares
   Class A Common Stock........................................   500,000 shares
   Class B Common Stock........................................   561,000 shares
   Class C Common Stock........................................   625,000 shares
   Class D Common Stock........................................     2,000 shares
   Common Stock................................................ 1,688,000 shares

     The outstanding Class B common stock has 389,976.7138 voting rights (1 vote per share) and the outstanding Class D common stock has 595,200 voting rights (297.6 votes per share). Holders of Class A and Class C common stock have no voting rights. Upon issuance common stockholders will have 1 vote per share. Subject to the rights of the holders of any shares of then outstanding Preferred Stock, holders of all classes of common stock and non class common stock are entitled to participate on a pro rata basis in any dividends, dissolution, or liquidation.

10. Income Taxes

     All costs incurred by the Company during its development stage activities are capitalized for tax purposes, which has resulted in a deferred tax asset of approximately $21,000 and $5,574,000 at December 31, 1998 and 1999, respectively. The Company commenced operations in January 2000 and recognized a net operating loss of approximately $8,823,000 for the (unaudited) three-month period ended March 31, 2000 resulting in an increase in the deferred tax asset from $5,574,000 at December 31, 1999 to $8,662,000 at (unaudited) March 31, 2000. In accordance with FASB No. 109, the Company has recorded a full valuation allowance against its deferred tax asset since it believes it is more likely than not that such deferred tax asset will not be realized.

     Income tax expense (benefit) differed from the amount computed by applying the statutory U.S. Federal income tax rate of 35% to the loss recorded as a result of the following (in thousands):

                                                                    Three-Month
                                                                    Period Ended
                                          December 31, December 31,  March 31,
                                              1998         1999         2000
                                          ------------ ------------ ------------
                                                                    (Unaudited)
Computed "expected" tax benefit..........     $(21)      $(5,571)     $(3,088)
Other....................................      --             18          --
Increase in valuation allowance..........       21         5,553        3,088
                                              ----       -------      -------
  Total income tax expense (benefit).....     $--        $   --       $   --
                                              ====       =======      =======

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


     The Company's net deferred tax asset consists of the following amounts of deferred tax asset as of December 31, 1998 and 1999 and March 31, 2000 (in thousands).

                                         December 31, December 31,  March 31,
                                             1998         1999        2000
                                         ------------ ------------ -----------
                                                                   (Unaudited)
   Deferred tax asset...................     $ 21        $5,574      $8,662
   Less: Valuation allowance for
      deferred tax asset................      (21)       (5,574)     (8,662)
                                             ----        ------      ------
   Net deferred tax asset...............     $--         $  --       $  --
                                             ====        ======      ======

11. Loss Per Common Share

     Loss per common share is as follows (in thousands except share data):

                             August 22,   Year Ended     Three-Month  Three-Month
                            1997 through December 31,    Period Ended Period Ended
                            December 31, --------------   March 31,    March 31,
                                1997     1998    1999        1999         2000
                            ------------ ----  --------  ------------ ------------
                                                         (Unaudited)  (Unaudited)
   Numerator
     Net loss..............     $(6)     $(59) $(15,918)      (106)    $  (8,823)
   Denominator
     Weighted average
        shares
        outstanding........                     236,000    210,000     1,009,000

     No options or warrants were included in the calculation of diluted loss per share because their impact would have been anti-dilutive (see Note 2).

12. Commitments and Contingencies

 Leases:

     In 1999, the Company entered into an operating lease for corporate office space that expires December 31, 2004. Annual lease payments approximate $215,000. Rent expense for the year ended December 31, 1999 was $7,500. Rent expense for the (unaudited) three-month period ended March 31, 2000 was $66,000.

     In connection with the Asset Purchase Agreement, the Company will assume various cell site, tower and retail office space leases in 2000. Estimated annual lease payments under these leases will approximate $3,000,000. Rent expense for the retail office space was $45,000 for the (unaudited) three-month period ended March 31, 2000.

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Commitments:

     As of December 31, 1999 and (unaudited) March 31, 2000, the Company had purchase commitments for network equipment, hardware, software and related services aggregating $6,255,000 and $8,580,000, respectively.

     In connection with the Asset Purchase Agreement, the Company is required to build out the Sprint Network territory it is managing. Estimated budgeted annual expenditures for this network build are as follows (in thousands):

   2000................................................................. $50,264
   2001.................................................................  72,720
   2002.................................................................  18,391
   2003.................................................................  11,556

 Employment agreements:

     During May and June, 1999, IWO entered into employment agreements with the senior officers of the Company that included provisions guaranteeing certain salary and relocation benefits aggregating $1,000,000.

     On December 20, 1999, IWO entered into new employment agreements with four of its senior officers and terminated the previous agreements. The term of each agreement approximates three years and the aggregate annual compensation obligation under these employment agreements ranges from $800,000 in year one to $890,000 in year three as well as annual bonuses based on performance.

13.  Stock Option and Performance Award and Warrant Programs

 Stock incentive plan:

     On December 20, 1999, the Board of Directors and Stockholders approved IWO Holdings, Inc.'s Stock Incentive Plan. Under the Plan, the Company may grant to its employees, incentive stock options (ISO), non-qualified stock options
(NSO), stock appreciation rights (SAR) and stock grants as defined by the Plan. The Company has reserved 56,179 shares of Company Class B common stock for issuance under the plan (see Note 16).

     In December 1999, the Company granted to certain officers and employees, stock options to acquire approximately 42,978 shares of Company Class B common stock at a purchase price of $172.34043 per share (fair value). Options for approximately 11,798 shares of Company Class B common stock vested immediately (December 1999). Options for approximately 19,382 shares of Company Class B common stock vest ratably on a daily basis over a three year period commencing January 1, 2000. The remaining options to acquire 11,798 shares of Company Class B common stock vest ratably over a five year period. Such options contain accelerated vesting provisions over a three year period based upon the achievement of certain annual performance goals.

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


     In December 1999, the Company granted to its outside General Counsel/stockholder stock options to acquire approximately 12,903 shares of Company Class B common stock at a purchase price of $172.34043 per share. Options for approximately 6,161 shares of Company Class B common stock vested immediately in December 1999 and the remaining options for 6,742 shares of Company Class B common stock vest ratably on a daily basis over a three year period commencing January 1, 2000. The fair value of the fully vested options approximating $930,000 will be recognized over the term of the professional services agreement (see Note 13) as stock-based compensation with a corresponding credit to additional paid-in capital. The unvested options, will be fair valued under SFAS No. 123, therefore, the difference between the fair value of the option and the exercise price of the option will result in charges to operations with a corresponding credit to additional paid-in capital over the three year vesting term (term of the professional services agreement) which commences January 1, 2000. Stock-based compensation recognized for the (unaudited) three-month period ended March 31, 2000 was $380,000.

 Stock Purchase Agreement:

     Further, in December 1999, the Company issued to the General Counsel/stockholder 833 shares of Company Class B common stock at a purchase price of $172.34043 per share. The Company has the right to repurchase the shares from the General Counsel/stockholder and the General Counsel/stockholder has the right to put the shares to the Company, in each case at the fair value and only after six months from the date of stock issuance, subject to certain conditions as defined in the agreement.

 Stock option plans:

     The President entered into an employment agreement with Corp. dated May 1999, whereby Corp. granted the President an option to acquire a 5% equity ownership in Corp. at purchase prices equal to or in excess of fair value at date of grant (as determined by the Board of Directors). The option agreement contained an acceleration clause, whereby all options vest upon a change in ownership control as defined in the agreement.

     On December 20, 1999, a change in ownership control occurred resulting in all options vesting immediately. In connection with the change in ownership, vested options to acquire 11,236 and 16,854 shares of IWO holdings, Inc. Class B common stock at exercise prices of $43.521 per share, and $172.34043 per share, were granted to the President in exchange for the President's option to acquire a 5% equity ownership in Corp. IWO Holdings, Inc. also granted to the President unvested options to acquire 28,090 shares of Company Class B common stock at an exercise price of $172.34043 per share. Such unvested options vest ratably on a daily basis over three years. On December 20, 1999 the Corp. recognized $1,450,000 of compensation expense with a corresponding credit to additional paid-in capital for the difference between the option exercise price ($43.521) and the fair value of its stock on December 20, 1999 (172.34043).

     On August 12, 1999, the Chairman of the Board was granted by Corp. a vested option to acquire a 1% equity interest in Corp. at $489,000. On December 20, 1999, the Chairman of the Board exchanged his right to acquire 1% equity interest in Corp. for vested options to acquire 11,236 shares of IWO Holdings, Inc. Class B common stock at an exercise price $43.521 per share. Corp

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

recognized $1,450,000 of compensation expense with a corresponding credit to additional paid-in capital for the difference between the option exercise price ($43.521) and the fair value of its stock on December 20, 1999 ($172.34043).

     All options are exercisable over a ten-year period.

 Warrant programs:

     The Founders, certain officers and the General Counsel/stockholder of the Company have been granted warrants to purchase 27,600, 9,920 and 2,480 shares of Company Class B Common Stock, respectively, at a purchase price of $172.34043 per share. The warrants shall vest and become exercisable in full upon the earliest to occur of the following: an approved sale of the Company or an initial public offering, either of which results in a specified annual rate of return to the Class A Common Stock, Class C Common Stock and Class D Common Stock stockholders, as defined in the agreements. A measurement date is established for the warrants at the time the aforementioned events become probable (as defined in SFAS No. 5). For the warrants granted to certain officers, IWO at the measurement date will record a charge to operations (under APB No. 25 intrinsic value method) for the difference between the fair value of its stock and the exercise price of the warrants. For the warrants granted to the General Counsel/stockholder, IWO at the measurement date will record a charge to operations (under SFAS No. 123 fair value method) for the difference between the fair value of the warrant and the exercise price of the warrant.

     Stock options and warrants outstanding were as follows:

                                Outstanding Options            Warrants
                              ------------------------ ------------------------
                                           Weighted                 Weighted
                              Number of    Average     Number of    Average
                               Shares   Exercise Price  Shares   Exercise Price
                              --------- -------------- --------- --------------
Balance, January 1, 1999.....      --        $--           --         $--
Granted......................  123,577        149       40,000         172
Forfeited....................      --         --           --          --
Exercised....................      --         --           --          --
                               -------       ----       ------        ----
Balance, December 31, 1999...  123,577        149       40,000         172
Granted (unaudited)..........    4,083        172          --          --
Forfeited (unaudited)........   (6,087)       172       (2,480)        172
Exercised (unaudited)........   (3,298)        83          --          --
                               -------       ----       ------        ----
Balance, March 31, 2000
 (Unaudited).................  118,275       $149       37,520        $172
                               =======       ====       ======        ====

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


     For various price ranges, weighted average characteristics of outstanding options at December 31, 1999 were as follows:

                      Options Outstanding            Options Exercisable
              ------------------------------------ ------------------------
                               Weighted-
                  Number        Average   Weighted     Number      Weighted
                Outstanding    Remaining  Average    Exercisable   Average
   Exercise   At December 31, Contractual Exercise At December 31, Exercise
    Price          1999          Life      Price        1999        Price
   --------   --------------- ----------- -------- --------------- --------
   $ 44            22,472      10 years     $ 44       22,472        $ 44
   $172           101,105      10 years     $172       34,813        $172
                  -------      --------     ----       ------        ----
                  123,577                              57,285
                  =======                              ======

     The Company follows APB Opinion No. 25, Accounting for Stock Issued to Employees, to account for stock option plans. Had compensation cost for these plans been determined based on the minimum value method at the grant dates for awards as prescribed by SFAS No. 123, Accounting for Stock-Based Compensation, pro forma net loss and loss per share would have been (in thousands except share data):

                                                                        1999
                                                                      --------
   Pro forma net loss................................................ $(17,583)
   Pro forma basic and diluted loss per share........................ $ (74.50)

     The weighted average fair value of options granted under the plans during fiscal year 1999, was $150. The assumptions used for the minimum value calculation are:

                                                                      1999
                                                                  -------------
   Risk-free interest rate....................................... 5.24% to 6.28%
   Expected term.................................................       5 years
   Company's expected volatility.................................         86.93%
   Dividend yield................................................          None

14. Related Party Transactions

     The Company received financial advisory and investment banking services from several stockholders related to the Company's equity and debt financing and acquisition of Sprint assets. Total amounts incurred for these services were approximately $32,000, $96,000 and $12,923,000 in 1997, 1998 and 1999,
respectively and $25,000 and $-0- for the (unaudited) three-month periods ended March 31, 1999 and 2000. In December 1999, the Company charged operations $9,250,000 (of which $8,750,000 was to related parties--see Note 8) for financial advisory fees not directly incurred in connection with the successful financing. Amounts included in accounts payable--related parties at December 31, 1998, 1999, and (unaudited) March 31, 2000 were approximately $2,000, $4,500,000 and $-0- respectively.

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


     On December 20, 1999, the Company and an affiliate of a stockholder entered into a five year advisory agreement whereby the Company will receive consulting services from the affiliate for a $5,000,000 fee. The $5,000,000 fee, which was prepaid on December 20, 1999 is included in prepaid management fee-related party and is being amortized over the term of the agreement. In addition, in 1999 the affiliate provided financial advisory services to the Company in connection with the Senior Credit Facility. Costs incurred related to the Senior Credit Facility and paid to the affiliate approximated $3,552,000, all of which are included in debt issuance costs.

     The Company utilizes the services of a law firm in which a partner is a General Counsel/stockholder of IWO. On December 20, 1999, the Company entered into a three year professional services agreement with its outside General Counsel/stockholder, whereby the General Counsel/stockholder will provide legal services annually up to $400,000 and participate in the Company's stock option program (see Note 13). In addition, the General Counsel/stockholder is entitled to an annual bonus of $300,000 based on performance. Legal fees incurred in 1997, 1998 and 1999 were approximately $61,000, $273,000 and $1,116,000, respectively. Legal fees included in accounts payable--related parties at December 31, 1998 and 1999 were approximately $212,000 and $315,000, respectively. Legal fees incurred for the (unaudited) three-month periods ended March 31, 1999 and 2000 approximated $92,000 and $279,000, respectively, of which approximately $107,000 is included in accounts payable-related parties at (unaudited) March 31, 2000.

     The Company utilizes two firms for marketing, information technology, and general management consulting which are affiliated with its Chairman of the Board. Fees incurred in 1997, 1998 and 1999 approximated $0, $125,000 and $420,000 of which approximately $37,000 and $51,000 is included in accounts payable--related parties at December 31, 1998 and 1999, respectively. Fees incurred for the (unaudited) three-month periods ended March 31, 1999 and 2000 approximated $53,000 and $114,000, respectively, of which approximately $31,000 was included in accounts payable-related parties at (unaudited) March 31, 2000.

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


15. Fair Value of Financial Instruments

     Fair value estimates, assumptions, and methods used to estimate the fair value of the Company's financial instruments are made in accordance with the requirements of SFAS No. 107, "Disclosure about Fair Value of Financial Instruments". The Company has used available information to derive its estimates. However, because these estimates are made as of a specific point in time, they are not necessarily indicative of amounts the Company could realize currently. The use of different assumptions or estimating methods may have a material effect on the estimated fair value amounts. The following represents the fair value of financial instruments (in thousands):

                                          December 31, December 31,  March 31,
                                              1998         1999        2000
                                          ------------ ------------ -----------
                                                                    (Unaudited)
   Cash and cash equivalents.............     $319       $104,752     $20,446
   Accounts receivable...................      --             --        3,449
   Accounts payable......................      100            807       3,073
   Accounts payable--related parties.....      251          4,866         138
   Due to Sprint.........................      --             --        4,272
   Accrued expenses......................      --             484       1,781
   Accrued expenses--related party.......      --             --          619
   Unearned revenue......................      --             --          915
   Debt..................................      600            --          --
   Term loan.............................      --             --       50,000

     The carrying amounts of cash and cash equivalents, accounts receivable, accounts payable, accounts payable--related parties, due to Sprint, accrued expenses, accrued expenses--related party, unearned revenue and debt are a reasonable estimate of their fair value due to the short-term nature of the instruments. The fair value of the term loan is valued at discounted future cash flows using the current borrowing rate.

16. Unaudited Events

 Asset Purchase Agreement and Affiliation Agreements:

     Under the Asset Purchase Agreement and Affiliation Agreements, IWO purchased from Sprint, for approximately $116,665,000, certain assets, primarily network assets and obtained the right to manage approximately forty-five thousand subscribers in the territory described in Note 1. The Asset Purchase Agreement contained a four phase closing process. Effective January 5, 2000 Phase I and II closed. In connection with the Phase I and II closings, IWO paid Sprint in the aggregate approximately $32,358,000 and received from Sprint certain furniture, fixtures and equipment and the leasehold interest at IWO's corporate offices. In addition, IWO obtained the outstanding accounts receivable balance as of December 31, 1999 and the right to manage approximately forty-five thousand subscribers based within IWO's network territory. On February 1, 2000, the Phase III closing occurred, and Sprint transferred to IWO the retail related assets including furniture, fixtures and equipment and the leasehold interest at three Sprint retail stores. The Phase IV closing occurred on March 31, 2000, at which time Sprint transferred to IWO, its ownership in

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

certain of its network assets and its interest in various cell site and other network related leases. IWO paid Sprint approximately $84,307,000 at the Phase IV closing.

     The acquisition of the Sprint assets has been accounted for under the purchase method of accounting. Accordingly, the operations related to the Sprint assets acquired have been included in IWO's operations at the consummation date of each respective Phase closing, discussed above. The total purchase price aggregating $116,665,000 plus direct acquisition costs approximating $4,573,000 have been allocated to the estimated fair value of the assets acquired, including the subscribers to be managed under the Affiliation Agreements (see Note 3). IWO borrowed $50,000,000 from the Senior Credit Facility in order to fund a portion of the acquisition (see Note 8).

     The purchase price has been allocated to the fair value of the assets acquired. The purchase price allocation is a preliminary allocation and is expected to be finalized in 2000. The preliminary allocation of purchase price is as follows (in thousands):

Property and equipment and construction in progress
   (primarily network assets)......................................... $ 54,612
Accounts receivable...................................................    2,251
Subscriber lists......................................................   14,000
Employee work-force...................................................      500
Excess purchase price over net assets acquired........................   49,875
                                                                       --------
                                                                       $121,238
                                                                       ========

     The following unaudited proforma balance sheet information reflects the aforementioned acquisition as if it had occurred on December 31, 1999 (in thousands):

                                                  Proforma
                             Summary Balance     Adjustment    Proforma Balance
                             Sheet Reported   ----------------    Sheet as of
                            December 31, 1999   DR       CR    December 31, 1999
                            ----------------- ------- -------- -----------------
Cash......................      $104,752      $50,000 $116,710     $ 38,042
Other current assets......         1,639        2,251      --         3,890
Long-term assets (includes
   deferred acquisition
   costs of $4,528 at
   December 31, 1999).....        22,667      114,459      --       137,126
                                --------                           --------
  Total assets............      $129,058                           $179,058
                                ========                           ========
Current liabilities.......      $  6,157          --       --      $  6,157
Long-term debt............           --           --    50,000       50,000
Stockholders' equity......       122,901          --       --       122,901
                                --------                           --------
  Total liabilities and
     Stockholders'
     equity...............      $129,058                           $179,058
                                ========                           ========

 Separation agreement:

     IWO and a stockholder/former chief financial officer agreed to separate effective January 31, 2000. Under the separation agreement, the stockholder/former chief financial officer will be paid $375,000 plus $75,000 for legal expenses and approximately $169,000 for the repurchase of 978

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)

shares at the fair value of $172.34043 per share. Further, under the agreement the stockholder/former chief financial officer shall retain 5,149 vested stock options. Accordingly, the Company charged operations in the amount of $450,000 for the (unaudited) three-month period ended March 31, 2000. In addition, the Company accrued for the share repurchase which is classified as a reduction of stockholders' equity. Total amounts included in accrued expenses--related party approximated $619,000 at (unaudited) March 31, 2000.

 Defined Contribution Plan:

     Effective April 1, 2000, the Company established a 401(k) defined contribution plan (the Plan) in which all full time employees (as defined) are eligible to participate in the Plan. Under the Plan, participants may elect to withhold up to 15% of their annual compensation, subject to IRS limitations. The Company is required to make matching contributions based on a percentage of the participant's contributions. Participants vest in the Company matching contributions ratably over a four-year vesting period (25% per year).

 Promissory Notes and Stock Option Agreements:

     The Company entered into promissory note agreements effective March 2000 with certain officers to loan such officers approximately $287,000 in the aggregate to purchase shares of the Company's common stock from a third party. One of the notes will bear interest at 10.75%, with principal and interest payable on September 1, 2000. The other note will bear interest at prime rate plus the applicable margin related to the Senior Revolving Credit Facility. Interest will be due quarterly commencing June 30, 2000 and principal will be due on January 1, 2003. Both notes will be collateralized by the Company's common stock owned by the officers. The Company will have the right to repurchase the shares from the certain officers and these officers will have the right to put the shares to the Company, in each case at the fair value and only after six months from the date of stock issuance, subject to certain conditions as defined in the agreements. As of April 1, 2000 no amounts were loaned to the officers under the promissory note agreements.

     In March 2000, certain officers of the Company were granted vested options to acquire 3,333 share of Company Class B common stock at a purchase price of $172.34043 per share (fair value as determined by the Board of Directors).

 Compensating balance arrangement:

     In connection with the Senior Credit Facility, an affiliate of a stockholder was required to establish an $8,000,000 bank letter of credit, which could be drawn down by the Senior Credit Facility commercial lenders, upon certain events as defined in the Senior Credit Facility Agreement. In 2000, this bank letter of credit arrangement was terminated and replaced with the Company depositing $8,000,000 as a compensating balance with the commercial lenders of the Senior Credit Facility. The compensating balance (restricted cash) will be maintained by IWO until the Senior Credit Facility borrowings are repaid in full.

                      IWO HOLDINGS, INC. AND SUBSIDIARIES
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(Continued)


 Employment agreement:

     Effective May 1, 2000, the Company entered into an employment agreement with its Chief Financial Officer which expires December 31, 2002. The annual compensation under this agreement includes salary of $200,000 through December 31, 2000 and increases of $5,000/year thereafter as well as annual bonuses. The officer was also granted stock options to acquire 11,236 shares of Class B common stock at a purchase price of $172.34043 per share. Options for approximately 2,810 shares vested on May 1, 2000. Options for approximately 4,213 shares vest ratably on a daily basis from May 1, 2000 through December 31, 2002. The remaining options to acquire approximately 4,213 shares vest ratably through December 31, 2004. Such options contain accelerated vesting provisions through December 31, 2002 based upon the achievement of certain annual performance goals. The officer was also granted a warrant to acquire 2,480 shares of Class B common stock at a purchase price of $172.34043 per share (see Note 13).

 Stock incentive plan:

     In 2000, the Company is expected to increase the number of shares of Company Class B common stock reserved for issuance under the Stock Incentive Plan.

                         REPORT OF INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Independent Wireless One Corporation

     We have audited the accompanying statements of assets purchased of the Sprint Spectrum Albany, Syracuse and Manchester Markets (as described in Note
1), which are wholly owned by Independent Wireless One Corporation (IWO) since their March 31, 2000 acquisition from Sprint Spectrum L.P., as of December 31, 1999 and 1998 and the related statements of revenues and expenses for each of the three years in the period ended December 31, 1999. These statements are the responsibility of the Sprint Spectrum L.P.'s management. Our responsibility is to express an opinion on these statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statements' presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note 2, the accompanying statements were prepared for inclusion in the Registration Statement on Form S-1 of IWO for purposes of complying with the rules and regulations of the Securities and Exchange Commission in lieu of the full financial statements required by Rule 3-05 of Regulation S-X for the transaction between IWO and Sprint Spectrum L.P. The statements are not intended to be a complete presentation of the Sprint Spectrum Albany, Syracuse and Manchester Markets' financial position or results of operations.

     In our opinion, the statements referred to above present fairly, in all material respects, the assets purchased of the Sprint Spectrum Albany, Syracuse and Manchester Markets as of December 31, 1999 and 1998, and the related revenues and expenses for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

                                          /s/ Ernst & Young LLP

Kansas City, Missouri
May 2, 2000

            SPRINT SPECTRUM ALBANY, SYRACUSE AND MANCHESTER MARKETS
             (wholly owned by Independent Wireless One Corporation)
                           STATEMENTS OF ASSETS SOLD

                                                               December 31
                                                             ---------------
                                                            1998        1999
                                                            ----        ----
Assets:
  Accounts receivable, net of allowance for doubtful
     accounts of $292,106 and $551,040.................  $ 1,732,717 $ 3,356,472
  Property, plant and equipment
   Network equipment...................................   76,385,739  85,110,717
   Other...............................................      757,022     757,022
   Construction work in progress.......................    1,640,525     204,275
                                                         ----------- -----------
  Total property, plant and equipment..................   78,783,286  86,072,014
   Less: accumulated depreciation......................   16,709,657  26,914,543
                                                         ----------- -----------
  Net property, plant and equipment....................   62,073,629  59,157,471
  Prepaid lease expense................................      368,713     371,811
                                                         ----------- -----------
Total assets sold......................................  $64,175,059 $62,885,754
                                                         =========== ===========




                            See accompanying notes.

            SPRINT SPECTRUM ALBANY, SYRACUSE AND MANCHESTER MARKETS
             (wholly owned by Independent Wireless One Corporation)
                      STATEMENTS OF REVENUES AND EXPENSES

                                                   Year ended December 31
                                             -----------------------------------
                                                1997        1998        1999
                                                ----        ----        ----
Net revenues...............................  $ 2,113,189 $ 9,137,334 $23,401,059
Operating expenses:
  Costs of services and equipment..........    8,381,175  12,200,739  20,203,145
  General and administrative...............    6,674,493   7,360,750   8,975,967
  Selling and marketing....................    3,998,455   3,724,401   5,869,705
  Depreciation and amortization............    6,840,831   9,491,437  10,204,886
                                             ----------- ----------- -----------
   Total operating expenses................   25,894,954  32,777,327  45,253,703
                                             ----------- ----------- -----------
Operating expenses in excess of net
   revenues................................  $23,781,765 $23,639,993 $21,852,644
                                             =========== =========== ===========




                            See accompanying notes.

            SPRINT SPECTRUM ALBANY, SYRACUSE AND MANCHESTER MARKETS
             (wholly owned by Independent Wireless One Corporation)
                     NOTES TO STATEMENTS OF ASSETS SOLD AND
                      STATEMENTS OF REVENUES AND EXPENSES

1. Asset Purchase Agreement

     On February 9, 1999, Independent Wireless One Corporation (IWO) and Sprint Spectrum L.P. (Sprint Spectrum) entered into an Asset Purchase Agreement (the Agreement) whereby IWO agreed to purchase from Sprint Spectrum certain assets and IWO assumed certain leases as stipulated in the Agreement. Under the Agreement, IWO purchased Sprint Spectrum's assets related to its wireless mobile telephone services in the Albany and Syracuse, New York and Manchester, New Hampshire markets (collectively, the "Acquired Markets"), which were wholly owned by Sprint Spectrum. The assets purchased by IWO primarily consisted of property, plant and equipment including network assets and retail stores located in the Acquired Markets. IWO assumed certain operating leases within the Acquired Markets; however no deferred revenue, commission or other similar liabilities were assumed. This transaction closed on March 31, 2000.

     Following the close of the transaction, IWO began operating the Acquired Markets as Sprint PCS markets through an affiliation agreement with Sprint Spectrum. Under the terms of this agreement, IWO sells wireless voice and data telephone services under the Sprint PCS brand name in exchange for a fee. Also as part of the agreement, Sprint Spectrum continues to provide network monitoring, customer service, billing and collection services to IWO.

2. Basis of Presentation

     Historically, financial statements have not been prepared for the Acquired Markets as they had no separate legal status or existence. The accompanying statements of assets sold and statements of revenues and expenses of the Acquired Markets have been prepared for inclusion in the Registration Statement on Form S-1 of IWO for purposes of complying with the rules and regulations of the Securities and Exchange Commission in lieu of the full financial statements required by Rule 3-05 of Regulation S-X for the transaction between IWO and Sprint Spectrum. These statements have been derived from the historical accounting records of Sprint Spectrum and include revenues and expenses directly attributable to the Acquired Markets. Certain revenues and expenses that are indirectly attributable to the Acquired Markets have been allocated using the methods set forth below. As a result, the statements may not be indicative of the financial position or operating results of the Acquired Markets had they been operated as a separate, stand-alone company. Management believes these allocation methodologies are reasonable and represent the most appropriate methods of determining the expenses of the Acquired Markets.

 Accounts Receivable

     The accounts receivable balances included in the accompanying statements of assets sold are those specifically associated with the subscribers of the Acquired Markets. Allocations have been made of certain unbilled revenue and bad debt accruals that are recorded by Sprint Spectrum at levels above the market level. These allocations are based on average subscribers of the Acquired Markets relative to total subscribers of Sprint Spectrum.

            SPRINT SPECTRUM ALBANY, SYRACUSE AND MANCHESTER MARKETS
             (wholly owned by Independent Wireless One Corporation)
                     NOTES TO STATEMENTS OF ASSETS SOLD AND
                STATEMENTS OF REVENUES AND EXPENSES--(Continued)


 Property, Plant & Equipment

     The property, plant and equipment balances included in the accompanying statements of assets sold are assets specifically associated with the Acquired Markets that were purchased by IWO pursuant to the Agreement.

 Revenues

     Service revenues included in the statements of revenues and expenses are those specifically related to subscribers of the Acquired Markets. Allocations have been made of certain unbilled revenue and bad debt accruals that are recorded by Sprint Spectrum at levels above the market level. These allocations are based on average subscribers of the Acquired Markets relative to total subscribers of Sprint Spectrum.

     Equipment revenues included in the statements of revenues and expenses related to the Albany and Syracuse, New York markets include those specifically related to equipment sales occurring in Sprint Spectrum's retail stores and equipment sales to third-party retail stores located within these markets.

     Certain equipment revenues related to the Manchester, New Hampshire market are directly attributable to subscribers within that market. The remaining equipment revenues related to the Manchester, New Hampshire market are based on allocations of equipment sales occurring in Sprint Spectrum's retail stores and equipment sales to third-party retail stores located in the Portland, Maine and Boston, Massachusetts districts, which include the Manchester, New Hampshire and other nearby markets. These allocations are based on the Manchester, New Hampshire market's gross subscriber activations relative to total gross subscriber activations of the markets included in the Portland, Maine and Boston, Massachusetts districts.

     Also included are allocations of revenues from equipment sales to national third-party retail chains. These allocations are based on the Acquired Market's gross subscriber activations via national third-party retail chains relative to total gross subscriber activations of Sprint Spectrum via national third-party retail chains.

 Costs of Services and Equipment

     Cost of services expense in the statements of revenues and expenses includes those expenses directly attributable to the Acquired Markets. In addition, allocations have been made of cost of services incurred at levels above the market level. These allocations are based on the Acquired Markets' directly attributable cost of services relative to the total Company's directly attributable cost of services.

     Cost of equipment included in the statements of revenues and expenses related to the Albany and Syracuse, New York markets is that specifically related to equipment sales occurring in Sprint Spectrum's retail stores and equipment sales to third-party retail stores located within these markets.

            SPRINT SPECTRUM ALBANY, SYRACUSE AND MANCHESTER MARKETS
             (wholly owned by Independent Wireless One Corporation)
                     NOTES TO STATEMENTS OF ASSETS SOLD AND
                STATEMENTS OF REVENUES AND EXPENSES--(Continued)


     Cost of equipment associated with certain equipment revenues related to the Manchester, New Hampshire market are directly attributable to subscribers within that market. The cost of equipment associated with the remaining equipment revenues related to the Manchester, New Hampshire market is based on allocations of the cost of equipment sales occurring in Sprint Spectrum's retail stores and third-party retail stores located in the Portland, Maine and Boston, Massachusetts districts, which include the Manchester, New Hampshire and other nearby markets. These allocations are based on the Manchester, New Hampshire market's gross subscriber activations relative to total gross subscriber activations of the markets included in the Portland, Maine and Boston, Massachusetts districts.

     Also included are allocations of the cost of equipment associated with equipment sales to national third-party retail chains. These allocations are based on the Acquired Market's gross subscriber activations via national third-party retail chains relative to total gross subscriber activations of Sprint Spectrum via national third-party retail chains.

 General and Administrative Expenses and Selling and Marketing Expenses

     Direct general and administrative expenses and selling and marketing expenses are those costs that were incurred as a result of providing wireless mobile telephone services in the Acquired Markets and which are no longer incurred by Sprint Spectrum subsequent to consummation of the transaction with IWO.

     General and administrative expenses and selling and marketing expenses of Sprint Spectrum that are indirectly associated with the Acquired Markets' operations were allocated to the Acquired Markets' statements of revenues and expenses based on the number of subscribers of the Acquired Markets relative to Sprint Spectrum's total subscribers.

 Depreciation Expense

     Depreciation expense included in the statements of revenues and expenses is related to the assets specifically associated with the Acquired Markets that were purchased by IWO pursuant to the Agreement.

3. Summary of Significant Accounting Policies

 Revenue Recognition

     Operating revenues are recognized as services are rendered or as equipment is delivered to customers. Operating revenues are recorded net of an estimate for uncollectible accounts.

 Property, Plant and Equipment

     Property, plant and equipment are stated at cost. The cost of property, plant and equipment is generally depreciated on a straight-line basis over estimated economic useful lives ranging from seven to 20 years. Repair and maintenance costs are expensed as incurred.

            SPRINT SPECTRUM ALBANY, SYRACUSE AND MANCHESTER MARKETS
             (wholly owned by Independent Wireless One Corporation)
                     NOTES TO STATEMENTS OF ASSETS SOLD AND
                STATEMENTS OF REVENUES AND EXPENSES--(Continued)


 Advertising

     Advertising costs are expensed when the advertisement occurs. Total advertising expense amounted to $3,073,065 in 1997, $2,438,388 in 1998 and $3,503,920 in 1999.

 Use of Estimates

     The statements of assets sold and statements of revenues and expenses are prepared in conformity with accounting principles generally accepted in the United States. These principles require management to make estimates and assumptions that affect the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Also, as discussed in Note 2, the statements of revenues and expenses include allocations and estimates that are not necessarily indicative of the revenues, costs and expenses that would have resulted if the Acquired Markets had been operated as a separate stand-alone company.

4. Operating Leases

     The Acquired Markets' minimum rental commitments at year-end 1999 for all non-cancelable operating leases, consisting mainly of leases for cell and switch sites, are as follows:

   2000.............................................................. $1,249,543
   2001..............................................................    636,662
   2002..............................................................    358,375
   2003..............................................................    208,700
   2004..............................................................     67,949
   Thereafter........................................................    195,269
                                                                      ----------

     The table excludes renewal options related to certain cell and switch site leases. These renewal options generally have five-year terms and may be exercised from time to time. The Acquired Markets' gross rental expense totaled $2,546,996 in 1997, $2,585,344 in 1998 and $2,810,292 in 1999.

5. Cash Flows

     The Acquired Markets' primary requirements for cash have been to fund operating losses and capital expenditures associated with the network build-out. Capital expenditures of the Acquired Markets were $58,209,747 in 1997, $13,071,747 in 1998 and $6,560,077 in 1999.

6. Impact of Year 2000 (unaudited)

     During 1999, Sprint Spectrum completed its remediation and testing of systems related to its Year 2000 readiness. As a result of those efforts, Sprint Spectrum experienced no significant disruptions in the mission critical information technology and non-information technology systems

            SPRINT SPECTRUM ALBANY, SYRACUSE AND MANCHESTER MARKETS
             (wholly owned by Independent Wireless One Corporation)
                     NOTES TO STATEMENTS OF ASSETS SOLD AND
                STATEMENTS OF REVENUES AND EXPENSES--(Continued)

and believes those systems successfully responded to the Year 2000 date change. Sprint Spectrum is not aware of any material problems resulting from Year 2000 issues, either with its equipment, its internal systems, or the equipment and services of third parties. IWO will continue to monitor the mission critical computer applications of the Acquired Markets and those of the Acquired Markets' suppliers and vendors throughout the year 2000 to ensure that any latent Year 2000 matters that may arise are addressed promptly.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    , 2000

                               IWO Holdings, Inc.

                               Shares of Common Stock

                               ----------------
                                   PROSPECTUS
                               ----------------

                          Donaldson, Lufkin & Jenrette

                                   Chase H&Q

                           Deutsche Banc Alex. Brown

                          First Union Securities, Inc.

                                UBS Warburg LLC

                                 DLJdirect Inc.

--------------------------------------------------------------------------------

We have not authorized any dealer, sales person or other person to give you written information other than this prospectus or to make representations as to matters not stated in this prospectus. You must not rely on unauthorized information. This prospectus is not an offer to sell these securities or our solicitation of your offer to buy the securities in any jurisdiction where that would not be permitted or legal. Neither the delivery of this prospectus nor any sales made hereunder after the date of this prospectus shall create an implication that the information contained herein or our affairs have not changed since the date hereof.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

Until     , 2000 (25 days after the date of this prospectus), all dealers that effect transactions in these securities may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and when selling previously unsold allotments or subscriptions.

--------------------------------------------------------------------------------

              PART II. INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

     The following table sets forth the various expenses and costs (other than underwriting discounts and commissions) expected to be incurred in connection with the issuance and distribution of the securities to be registered. All of the amounts shown are estimated except for the Securities and Exchange Commission registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                       Amount to
                                                                        Be Paid
                                                                       ---------
SEC registration fee..................................................  $45,540
NASD filing fee.......................................................   17,750
Nasdaq National Market listing fee....................................       *
Printing and engraving costs..........................................       *
Legal fees and expenses...............................................       *
Accounting fees and expenses..........................................       *
Blue sky fees and expenses (including legal fees).....................       *
Transfer agent fees...................................................       *
Miscellaneous.........................................................       *
                                                                        -------
Total.................................................................  $
                                                                        =======

---------------------
*  To be included by amendment.

Item 14. Indemnification of Officers and Directors

     The registrant's Certificate of Incorporation (the "Certificate") provides that, except to the extent prohibited by the Delaware General Corporation Law (the "DGCL"), the registrant's directors shall not be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as directors of the registrant. Under the DGCL, the directors have a fiduciary duty to the registrant which is not eliminated by this provision of the Certificate and, in appropriate circumstances, equitable remedies such as injunctive or other forms of nonmonetary relief will remain available. In addition, each director will continue to be subject to liability under the DGCL
(1) for any breach of the director's duty of loyalty to the corporation or its stockholders, (2) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (3) arising under Section 174 of the DGCL or (4) for any transaction from which the director derived an improper personal benefit. This provision does not affect the directors' responsibilities under any other laws, such as the Federal securities laws or state or Federal environmental laws.

     Section 145 of the DGCL empowers a corporation to indemnify its directors and officers and to purchase insurance with respect to liability arising out of their capacity or status as directors and officers. The DGCL provides further that the indemnification permitted thereunder shall not be deemed exclusive of any other rights to which the directors and officers may be entitled under the corporation's bylaws, any agreement, a vote of stockholders or otherwise. The Certificate provides that the registrant shall fully indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (whether civil, criminal, administrative or investigative) by reason of the fact that such person is or was a director or officer of the registrant, or is or was serving at the request of the registrant as a director or officer of another corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, against expenses (including attorney's fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding. The registrant has obtained liability insurance for its officers and directors.

     At present, there is no pending litigation or proceeding involving any director, officer, employee or agent as to which indemnification will be required or permitted under the Certificate. The registrant is not aware of any threatened litigation or proceeding that may result in a claim for such indemnification.

     We have entered into indemnity agreements with each of our directors.

Item 15. Recent Sales of Unregistered Securities

     Set forth below is a description of the registrant's sales of unregistered securities during the past three years.


     (a) In December 1999, the registrant issued shares of its capital stock to initial investors at a price per share of $172.34043 as follows: (i) 500,000.0000 shares of Class A stock for an aggregate purchase price of $86,170,215.00; (ii) 166,921.1585 shares of Class B stock for an aggregate purchase price of $28,767,264.26; (iii) 144,412.1749 shares of Class C stock for an aggregate purchase price of $19,717,843.41; and (iv) 2,000.0000 shares of Class D stock for an aggregate purchase price of $344,680.86. In addition, the registrant issued 210,000.0000 shares of Class B stock to the founders of the registrant's operating subsidiary in exchange for 14,357 shares of the common stock of the operating subsidiary held by the founders, and further issued 13,055.5552 shares of Class B stock to the founders in exchange for past capital contributions of $2,250,000 made by the founders to the operating subsidiary.

     (b) In December 1999, the registrant issued a warrant to an international entity to purchase shares of Class A stock at an exercise price of $0.01 per share.

     (c) In December 1999, the registrant issued warrants to initial investors and officers to purchase an aggregate of 40,000 shares of Class B stock at an exercise price of $172.34043 per share.

     (d) In January 2000, the registrant issued an aggregate of 3,297.7413 shares of Class B stock to officers and directors upon the exercise of stock options.

     (e) In May 2000, the registrant issued a warrant to one of its officers to purchase 2,480.000 shares of Class B stock at an exercise price of $172.34043 per share.

     (f) As of June 12, 2000, options to purchase an aggregate of 128,386.5237 shares of Class B stock were outstanding under the registrant's Management Stock Incentive Plan and individual option agreements at exercise prices of $43.521 and $172.34043 per share. The registrant has issued no shares of capital stock to its officers, directors and employees upon the exercise of stock options except as set forth above.

     The transactions set forth in paragraphs (a) through (c) and (e) above were undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Section 4(2) thereof and/or Regulation D promulgated thereunder as sales not involving a public offering. The transactions set forth in paragraphs (d) and (f) above were undertaken in reliance upon the exemption from the registration requirements of the Securities Act afforded by Rule 701 promulgated under the Securities Act as sales by an issuer to employees, directors, officers, consultants or advisors pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. The purchasers of the securities described above acquired them for their own account and not with a view to any distribution thereof to the public. The registrant believes that exemptions other than those specified above may exist with respect to the transactions set forth above.

Item 16. Exhibits and Financial Statement Schedules

     (a) Exhibits

 Exhibit
 Number                                             Description
 ------                                             -----------
   1.1*    -- Form of Underwriting Agreement

   3.1     -- Amended and Restated Certificate of Incorporation of the registrant

   3.2*    -- Form of Amendment to Certificate of Incorporation, to be filed prior to the closing of the offering

   3.3*    -- Form of Amended and Restated Certificate of Incorporation, to be filed upon the closing of the offering

   3.4     -- Bylaws of the registrant

   3.5*    -- Form of Amended and Restated Bylaws of the registrant, to be effective upon the closing of the offering

   4.1*    -- Specimen Certificate representing the registrant's common stock

   5.1*    -- Opinion of Gibson, Dunn & Crutcher LLP

  10.1     -- Form of Founders Warrant

  10.2     -- Stockholders Agreement, dated as of December 20, 1999, between the registrant and the stockholders signatory thereto

 +10.3*    -- Sprint PCS Management Agreement, dated as of February 9, 1999, among Independent
              Wireless One Corporation, Sprint Spectrum L.P. and WirelessCo, L.P., as amended by
              Addendum I

 +10.4*    -- Addendum II, dated as of December 20, 1999, to Sprint PCS Management Agreement, dated as of February 9, 1999, among Independent Wireless One Corporation, Sprint Spectrum
              L.P., Sprint Communications Company, L.P. and WirelessCo, L.P.

 Exhibit
 Number                                        Description
 ------                                        -----------
  10.5*    -- Sprint PCS Services Agreement, dated as of February 9, 1999, between the registrant and Sprint Spectrum L.P.

  10.6*    -- Sprint Trademark and Service Mark License Agreement, dated as of February 9,
              1999, between the registrant and Sprint Communications Company, L.P.

  10.7*    -- Sprint Spectrum Trademark and Service Mark License Agreement, dated as of
              February 9, 1999, between the registrant and Sprint Spectrum L.P.

 +10.8*    -- Asset Purchase Agreement, dated as of February 9, 1999, among Independent
              Wireless One Corporation, Sprint Spectrum L.P., Sprint Spectrum Equipment
              Company, L.P. and Sprint Spectrum Realty Company, L.P.

 +10.9*    -- Amendment No. 1, dated as of December 20, 1999, to Asset Purchase Agreement, dated as of February 9, 1999, between Independent Wireless One Corporation,
              Sprint Spectrum L.P., Sprint Spectrum Equipment Company, L.P. and Sprint
              Spectrum Realty Company, L.P.

  10.10*   -- Interim Services Agreement, dated as of December 20, 1999, between
              Independent Wireless One Corporation and Sprint Spectrum L.P.

  10.11*   -- Master Sublease Agreement, dated as of March 31, 2000, between Independent
              Wireless One Leased Realty Corporation, Sprint Spectrum L.P. and Sprint
              Spectrum Realty Company, L.P.

  10.12*   -- Consent and Agreement

  10.13    -- Employment Agreement, dated as of December 20, 1999, between the registrant,
              Independent Wireless One Corporation and Solon L. Kandel

  10.14    -- Employment Agreement, dated as of December 20, 1999, between the registrant,
              Independent Wireless One Corporation and David L. Standig, as amended

  10.15    -- Employment Agreement, dated as of December 20, 1999, between the registrant,
              Independent Wireless One Corporation and John P. Hart, Jr., as amended

  10.16    -- Professional Services Agreement, dated as of December 20, 1999, between the registrant, Independent Wireless One Corporation and J.K. Hage III

  10.17    -- Employment Agreement, dated as of April 9, 2000, between the registrant,
              Independent Wireless One Corporation and Steven M. Nielsen

 10.18   -- Management Stock Incentive Plan

 10.19   -- Form of Stock Option Agreement

 10.20   -- Stock Option Agreement, dated as of December 20, 1999, between the registrant and Solon L. Kandel

 10.21   -- Stock Option Agreement, dated as of December 20, 1999, between the registrant and Alfred F. Boschulte

 10.22   -- Agreement for Management Advisory, Strategic Planning and Consulting
            Services, dated as of December 20, 1999, between the registrant and Investcorp International Inc.

 Exhibit
 Number                                        Description
 ------                                        -----------
  10.23    -- Form of Management Bonus Stock Purchase Agreement

  10.24    -- Form of Management Warrant

  10.25    -- Lease, dated as of October 22, 1999, between Rosenblum Associates and
              Independent Wireless One Corporation, as amended

  10.26    -- Lease, dated as of September 30, 1996, between Jack Rosenblum and Sprint
              Spectrum L.P., as amended

  10.27    -- Credit Agreement, dated as of December 20, 1999, among Independent Wireless
              One Corporation, the several lenders from time to time parties thereto,
              Chase Securities Inc. as Book Manager and Lead Arranger, First Union
              National Bank and Paribas as Senior Managing Agents, UBS AG, Stamford Branch
              as Documentation Agent and The Chase Manhattan Bank, as Administrative Agent
              for the lenders

  21.1     -- Subsidiaries of the registrant

  23.1     -- Consent of PricewaterhouseCoopers LLP, Independent Accountants

  23.2     -- Consent of Ernst & Young LLP, Independent Auditors

  23.3*    -- Consent of Gibson, Dunn & Crutcher LLP (included in Exhibit 5.1)

  24.1     -- Power of Attorney (see Signature Page)

  27.1     -- Financial Data Schedule

---------------------
*  To be filed by amendment.
+  Confidential treatment to be requested for portions of these exhibits.

     (b) Financial Statement Schedules

     None.

Item 17. Undertakings

     The undersigned registrant hereby undertakes that:

       (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

       (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of registrant pursuant to the Delaware General Corporation Law, the Certificate of Incorporation of the registrant, the Underwriting Agreement, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered hereunder, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue. The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Albany, State of New York, on June 19, 2000.

                                          IWO Holdings, Inc.

                                                    /s/ Solon L. Kandel
                                          By: _________________________________
                                                      Solon L. Kandel
                                                 President, Chief Executive
                                                    Officer and Director

                               POWER OF ATTORNEY

     We, the undersigned directors and/or officers of IWO Holdings, Inc., hereby severally constitute and appoint Solon L. Kandel, David L. Standig and Steven M. Nielsen, and each of them individually, with full powers of substitution and resubstitution, our true and lawful attorneys, with full powers to them and each of them to sign for us, in our names and in the capacities indicated below, the registration statement on Form S-1 filed herewith with the Securities and Exchange Commission, and any and all amendments to said registration statement (including post-effective amendments), and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, in connection with the registration under the Securities Act of 1933, of equity securities of IWO Holdings, Inc., and to file or cause to be filed the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as each of them might or could do in person, and hereby ratifying and confirming all that said attorneys, and each of them, or their substitute or substitutes, shall do or cause to be done by virtue of this Power of Attorney.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities indicated and on the dates indicated.

              Signature                          Title                   Date

         /s/ Solon L. Kandel           President, Chief Executive    June 19, 2000
______________________________________  Officer and Director
           Solon L. Kandel              (Principal Executive
                                        Officer)

         /s/ David L. Standig          Chief Operating Officer       June 19, 2000
______________________________________
           David L. Standig

        /s/ Steven M. Nielsen          Chief Financial Officer       June 19, 2000
______________________________________  (Principal Financial
          Steven M. Nielsen             Officer and Principal
                                        Accounting Officer)

              Signature                          Title                   Date

          /s/ J.K. Hage III            Executive Vice President,     June 19, 2000
______________________________________  Secretary, General
            J.K. Hage III               Counsel and Director

      /s/ Christopher J. Stadler       Director                      June 19, 2000
______________________________________
        Christopher J. Stadler

          /s/ Mamoun Askari            Director                      June 19, 2000
______________________________________
            Mamoun Askari

          /s/ James O. Egan            Director                      June 19, 2000
______________________________________
            James O. Egan

        /s/ Thomas J. Sullivan         Director                      June 19, 2000
______________________________________
          Thomas J. Sullivan

          /s/ Savio W. Tung            Director                      June 19, 2000
______________________________________
            Savio W. Tung

      /s/ Christopher J. O'Brien       Director                      June 19, 2000
______________________________________
        Christopher J. O'Brien

       /s/ Alfred F. Boschulte         Director                      June 19, 2000
______________________________________
         Alfred F. Boschulte

           /s/ Brian Kwait             Director                      June 19, 2000
______________________________________
             Brian Kwait

          /s/ Harley Ruppert           Director                      June 19, 2000
______________________________________
            Harley Ruppert

                                      S-2